As filed with the Securities and Exchange Commission on May 23, 2012

Registration No. 333-180780

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Five Below, Inc.

(Exact name of Registrant as specified in its charter)

Pennsylvania	5331	75-3000378
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1818 Market Street

Suite 1900

Philadelphia, PA 19103

(215) 546-7909

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kenneth R. Bull

Chief Financial Officer

1818 Market Street

Suite 1900

Philadelphia, PA 19103

(215) 546-7909

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barry M. Abelson, Esq. John P. Duke, Esq. Pepper Hamilton LLP 3000 Two Logan Square 18th and Arch Streets Philadelphia, PA 19103 (215) 981-4000	Robert E. Buckholz, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act of 1934.

Large Accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 23, 2012.

Shares

Five Below, Inc.

Common Stock

This is an initial public offering of shares of common stock of Five Below, Inc.

Five Below is offering              of the shares to be sold in the offering. The selling shareholders identified in this prospectus are offering an additional              shares. Five Below will not receive any of the proceeds from the sale of the shares being sold by the selling shareholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $         and $        .   Five Below intends to list the common stock on The NASDAQ Global Select Market under the symbol “FIVE.”

Five Below is an “emerging growth company” as that term is used in the Jumpstart Our Business Startups (JOBS) Act of 2012, however, the Company does not intend to take advantage of any of the reduced public company reporting requirements afforded by the JOBS Act.

See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Five Below	$	$
Proceeds, before expenses, to the selling shareholders	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from the selling shareholders at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2012.

Goldman, Sachs & Co.	Barclays	Jefferies

Credit Suisse	Deutsche Bank Securities	UBS Investment Bank	Wells Fargo Securities

Prospectus dated                     , 2012.

five BELOW

means you never pay more than $5 for the trendiest, coolest, highest quality stuff that you just gotta have.

The Boss
everything
$1 TO $5
five BELOW

now.
style.
room.
sports.
crafts.
WATER GUNS
too good to be true
the real deal
$1
$2
$3
$4
$5

sports. media. crafts. party. candy. room. style. now.

five BELOW

five BELOW

everything $1 to $5 five BELOW

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Persons who come into possession of this prospectus and any such free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

Market and Industry Data

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties.

Basis of Presentation

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year. References to “fiscal year 2011” or “fiscal 2011” refer to the fiscal year ended January 28, 2012, references to “fiscal year 2010” or “fiscal 2010” refer to the fiscal year ended January 29, 2011 and references to “fiscal year 2009” or “fiscal 2009” refer to the fiscal year ended January 30, 2010. Each of fiscal years 2011, 2010 and 2009 consisted of a 52-week period. The quarterly reporting periods contained in the unaudited financial statements included in this prospectus consist of 13-week periods ended on April 28, 2012 and April 30, 2011.

In connection with this offering, we will amend our articles of incorporation to effect a     -for-     reverse stock split of our common stock prior to the closing of this offering. Concurrent with the reverse stock split, we will adjust (x) the conversion price of our Series A 8% convertible preferred stock, (y) the number of shares subject to and the exercise price of our outstanding stock option awards under our equity incentive plan and (z) the number of shares subject to and the exercise price of our outstanding warrants, such that the holders of the preferred stock, options and warrants are in the same economic position both before and after the reverse stock split. In addition, the outstanding shares of our Series A 8% convertible preferred stock will convert into shares of our common stock. Unless otherwise indicated, all share data gives effect to the conversion of our preferred stock into common stock.

Trademarks

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business, including Five Below® and Five Below Hot Stuff. Cool Prices.® Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. In this prospectus, we also refer to product names, trademarks, trade names and service marks that are the property of other companies. Each of the trademarks, trade names or service marks of other companies appearing in this prospectus belongs to its owners. Our use or display of other companies’ product names, trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the product, trademark, trade name or service mark owner, unless we otherwise indicate.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless the context otherwise requires, references to “Five Below,” the “Company,” “we,” “us” and “our” refer to Five Below, Inc. Numbers may not sum due to rounding.

We purchase products in reaction to existing marketplace trends and, hence, refer to our products as “trend-right.” We define the teen customer, who aspires to be a young adult and shop as one, as well as the pre-teen customer, who aspires to be a teenager and shop as one, as “aspirational” teen and pre-teen customers. We use the term “dynamic” merchandise to refer to the broad range and frequently changing nature of the products we display in our stores. We use the term “power” shopping center to refer to an unenclosed shopping center with 250,000 to 750,000 square feet of gross leasable area that contains three or more “big box” retailers (large retailers with floor space over 50,000 square feet) and various smaller retailers with a common parking area shared by the retailers. We use the term “lifestyle” shopping center to refer to a shopping center or commercial development that is often located in suburban areas and combines the traditional retail functions of a shopping mall with leisure amenities oriented towards upscale consumers. We use the term “community” shopping center to refer to a shopping area designed to serve a trade area of 40,000 to 150,000 people with a minimum of 430,500 square feet (10 acres) in area, where the lead tenant is a variety discount or junior department store.

Overview

Five Below is a rapidly growing specialty value retailer offering a broad range of trend-right, high-quality merchandise targeted at the aspirational teen and pre-teen customer. We offer a dynamic, edited assortment of exciting products, all priced at $5 and below, including select brands and licensed merchandise across a number of categories, which we refer to as “worlds”: Style, Room, Sports, Media, Crafts, Party, Candy and Seasonal (which we refer to as “Now”). We believe we are transforming the shopping experience of our target demographic with a unique merchandising strategy and high-energy retail concept that our customers consider fun and exciting. Based upon management’s experience and industry knowledge, we believe our compelling value proposition and the dynamic nature of our merchandise offering appeal to teens and pre-teens, as well as customers across a variety of age groups beyond our target demographic.

Five Below was founded in 2002 by our Executive Chairman, David Schlessinger, and our President and Chief Executive Officer, Thomas Vellios, who recognized a market need for a fun and affordable shopping destination aimed at our target customer. We opened the first Five Below store in 2002 and have since been expanding across the eastern half of the U.S. As of April 28, 2012, we operated a total of 199 locations across 17 states. Our stores average approximately 7,500 square feet and are typically located within power, community and lifestyle shopping centers across a variety of urban, suburban and semi-rural markets. We plan to open approximately 50 stores in 2012, and we believe we have the opportunity to grow our store base to more than 2,000 locations over approximately 20 years.

We believe our business model has resulted in strong financial performance irrespective of the economic environment:

•	We have achieved positive comparable store sales during each of the last 24 fiscal quarters.

•	For the thirteen weeks ended April 28, 2012, our comparable store sales increased by 10.4%. For the same period in the prior year, our comparable store sales increased by 7.6%. Our net sales for the thirteen weeks ended April 28, 2012 were $71.8 million, an increase of 51.5%, from $47.4 million for the thirteen weeks ended April 30, 2011. Our operating income (loss) was $(2.0) million for the thirteen weeks ended April 28, 2012 compared to $1.7 million for the thirteen weeks ended April 30, 2011.

•

Our comparable store sales increased by 12.1% in fiscal 2009, 15.6% in fiscal 2010 and 7.9% in fiscal 2011 with positive comparable store sales performance across all geographic regions and store-year classes.

•	Over the past two fiscal years, we expanded our store base from 102 stores to 192 stores, representing a compound annual growth rate of 37.2%.

•	Between fiscal 2009 and 2011, our net sales increased from $125.1 million to $297.1 million, representing a 54.1% compound annual growth rate.

•	Over the same period, our operating income increased from $6.9 million to $26.2 million, representing a compound annual growth rate of 95.3%.

Our Competitive Strengths

We believe the following strengths differentiate Five Below from competitors and are the key drivers of our success:

•

Unique Focus on the Teen and Pre-Teen Customer.    We target an attractive customer segment of teens and pre-teens with trend-right merchandise at a differentiated price point of $5 and below. Our brand concept, merchandising strategy and store ambience work in concert to create an upbeat and vibrant retail experience that is designed to appeal to our target audience. We monitor trends in the ever-changing teen and pre-teen markets and are able to quickly identify and respond to those that become mainstream. We believe our price points enable teens and pre-teens to shop independently and exercise self-expression, using their own money to make frequent purchases of items geared primarily to them.

•

Broad Assortment of Trend-Right, High-Quality Merchandise with Universal Appeal.    We deliver an edited assortment of trend-right, everyday products that changes frequently to create a sense of anticipation and freshness. Our unique approach encourages frequent customer visits and limits the cyclical fluctuations experienced by many other specialty retailers. The breadth, depth and quality of our product mix and the diversity of our category worlds attract shoppers across a broad range of age and socio-economic demographics.

•

Exceptional Value Proposition for Customers.    We believe we offer a clear value proposition to our customers with our price points of $5 and below. We are able to deliver on this value proposition through sourcing products in a manner that is designed to minimize cost, accelerate response times and maximize sell-through. We have collaborative relationships with our vendor partners and also employ an opportunistic buying strategy, which allows us to capitalize on select excess inventory opportunities. This unique and flexible sourcing strategy allows us to offer high-quality products at exceptional value across all of our category worlds.

•

Differentiated Shopping Experience.    We have created an in-store atmosphere that we believe our customers find easy-to-shop, fun and exciting. While we refresh our products frequently, we maintain a consistent floor layout with an easy-to-navigate racetrack flow and sight-lines across the entire store enabling customers to easily identify our category worlds. All of our stores feature a sound system playing popular music throughout the shopping day. We employ colorful and stimulating in-store fixtures and signage and also utilize dynamic product displays, which encourage hands-on interaction. We have developed a unique culture that emanates from our employees, driving a higher level of connectivity with customers. Additionally, we believe the combination of our price points and merchandising create an element of discovery, driving customer engagement and repeat visits while insulating us against e-commerce cannibalization trends.

•

Powerful and Consistent Store Economics.    We have a proven store model that generates strong cash flow, consistent store-level financial results and high level returns on investment. Our stores have been successful in varying geographic regions, population densities and real estate settings. Each of our stores was profitable on a four-wall basis in fiscal 2011 and our new stores have achieved average payback periods of less than one year. We believe our robust store model, reinforced by our rigorous site selection process and in-store execution, drives the strength and consistency of our comparable store sales financial performance across all geographic regions and store-year classes.

•

Highly Experienced and Passionate Senior Management Team with Proven Track Record.    Our senior management team has extensive experience across a broad range of disciplines, including merchandising, real estate, finance, store operations, supply chain management and information technology. Our co-founders, David Schlessinger and Thomas Vellios, have approximately 65 combined years of retail experience and have set the vision and strategic direction for Five Below. Our management team drives our operating philosophy, which is based on a relentless focus on providing high-quality merchandise at exceptional value and a superior shopping experience utilizing a disciplined, low-cost operating and sourcing structure.

Growth Strategy

We believe we can grow our net sales and earnings by executing on the following strategies:

•

Grow Our Store Base.    We believe we have the potential to grow our store base in the U.S. from 199 locations, as of April 28, 2012, to more than 2,000 locations over approximately 20 years, based on our experience and historical store base growth of over 20% annually and supported by research conducted for us by The Buxton Company, a customer analytics research firm, although there is no guarantee that we will achieve this target. Based upon our strategy of store densification in existing markets and expanding into adjacent states and markets, we expect most of our near-term growth will occur within our existing markets. We opened 50 net new stores in fiscal 2011 and plan to open approximately 50 in fiscal 2012 and approximately 60 in fiscal 2013.

•

Drive Comparable Store Sales.    We expect to continue driving comparable store sales growth by maintaining our dynamic merchandising offering, supported by our flexible sourcing strategy and differentiated in-store shopping experience. We intend to increase our brand awareness through cost-effective marketing efforts and enthusiastic customer engagement.

•

Increase Brand Awareness.    We intend to leverage our cost-effective marketing strategy to increase awareness of our brand. Our strategy includes the use of newspaper circulars, local media and grassroots marketing to support existing and new market entries. We believe we have an opportunity to leverage our growing social media and online presence to drive brand excitement and increased store visits within existing and new markets. These platforms allow us to continue to build brand awareness and expand our new customer base.

•

Enhance Operating Margins.    We believe we have further opportunities to drive margin improvement over time. A primary driver of our expected margin expansion will come from leveraging our cost structure as we continue to increase our store base and drive our average net sales per store. We intend to capitalize on opportunities across our supply chain as we grow our business and achieve further economies of scale.

Our Market Opportunity

As a result of our unique merchandise offering and value proposition, we believe we have effectively targeted the teen and pre-teen markets. According to the U.S. Census Bureau, there were over 63 million people in the U.S. between the ages of 5 and 19, which represented over 20% of the U.S. population as of April 1, 2010. Based on management’s experience and industry knowledge, we believe that this segment of the population has a significant amount of disposable income as the vast majority of this age group’s basic needs are already met. According to EPM Communications, Inc., a publishing, research and consulting firm, teens and pre-teens between the ages of 8 and 19 were projected to spend over $250 billion in the U.S. in 2011.

Risks Associated with our Business

There are a number of risks and uncertainties that may affect our financial and operating performance and our growth prospects. You should carefully consider all of the risks discussed in “Risk Factors,” which begins on page 12, before investing in our common stock. These risks include the following:

•

we may not be able to successfully implement our growth strategy if we are unable to identify suitable sites for store locations, obtain favorable lease terms, attract customers to our stores, hire and retain personnel and maintain sufficient levels of cash flow and financing to support our expansion;

•	we may not be able to effectively anticipate changes in trends or in spending patterns or shopping preferences of our customers, which could adversely impact our business;

•	we may face disruptions in our ability to select, obtain, distribute and market merchandise attractive to customers at prices that allow us to profitably sell such merchandise;

•	our business is seasonal and we may face adverse events during the holiday season, which could negatively impact our business;

•	we may not be able to effectively expand and improve our operations, including our distribution center capacity, or manage our existing resources to support our future growth;

•	we may not be able to maintain or improve levels of our comparable store sales;

•	we may lose key management personnel, which could adversely impact our business;

•	we may face increased competition, which could adversely impact our business;

•	our cash flows from operations may be negatively affected if we are not successful in managing our inventory balances; and

•	our profitability is vulnerable to inflation, cost increases and energy prices.

Financing Transactions

On May 16, 2012, we entered into a $100.0 million senior secured term loan facility, or term loan facility, with a syndicate of lenders. We used the net proceeds from the term loan facility of approximately $98.0 million and cash on hand to pay a special dividend totaling approximately $99.5 million on all outstanding shares of our common stock and Series A 8% convertible preferred stock, which we refer to as the 2012 Dividend. On the same day, we amended and restated our existing senior secured revolving credit facility with Wells Fargo Bank, National Association. We refer to the term loan facility, the new amended and restated senior secured revolving credit facility, or revolving credit facility, and related transactions as the “Financing Transactions.”

Principal Shareholders

Following the closing of this offering, funds managed by Advent International Corporation, or Advent, are expected to own approximately     % of our outstanding common stock, or     %, if the underwriters’ option to purchase additional shares is fully exercised. As a result, Advent will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock” and “Principal and Selling Shareholders.”

Certain of our principal shareholders, including Advent, may acquire or hold interests in businesses that compete directly with us, or may pursue acquisition opportunities which are complementary to our business, making such an acquisition unavailable to us. Our second amended and restated shareholders agreement, as amended, contains provisions renouncing any interest or expectancy held by our directors affiliated with Advent in certain corporate opportunities. For further information, see “Risk Factors—Risks Relating to Our Business and Industry—Certain of our existing investors have interests and positions that could present potential conflicts with our and our shareholders’ interests.”

Since 1984, Advent has raised $26 billion in private equity capital and completed over 270 transactions in 35 countries. Advent’s current portfolio is comprised of investments in 54 companies across five sectors—Retail, Consumer & Leisure; Financial and Business Services; Industrial; Technology, Media & Telecoms; and Healthcare. The Advent team includes more than 160 investment professionals across Western and Central Europe, North America, Latin America and Asia.

Advent and certain of our other principal shareholders, directors, executive officers and their affiliates received the following approximate distributions in connection with the 2012 Dividend and we expect them to receive the following approximate offering proceeds and equity grants in connection with this offering:

Name	Relationship	2012 Dividend Distribution	Offering Proceeds(1)	Value of Equity Awards Granted
	($ in thousands)
Advent	Shareholder	$62,150		—
LLR Partners	Shareholder	$9,500		—
David Schlessinger	Executive Chairman, Director	$5,600		—
Thomas Vellios	President and Chief Executive Officer, Director	$5,600		—
Kenneth R. Bull	Chief Financial Officer, Secretary and Treasurer	$193		—
Steven J. Collins	Director	—		—
Andrew W. Crawford	Director	—		—
David M. Mussafer	Director	—		—
Howard D. Ross	Director	—		—
Thomas Ryan	Director	$322		$60
Ron Sargent	Director	$529		$60

(1)	Assumes an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus.

Corporate and Other Information

Five Below was incorporated in Pennsylvania in January 2002. David Schlessinger, our Executive Chairman, and Thomas Vellios, our President and Chief Executive Officer, are the founders of Five Below. In October 2010, Advent acquired a majority interest in Five Below, which we refer to as the 2010 Transaction, with the goal of supporting the management team in accelerating our growth. Please see “Certain Relationships and Related Party Transactions—Investment by Advent” for a description of the 2010 Transaction.

Our principal executive office is located at 1818 Market Street, Suite 1900, Philadelphia, PA 19103 and our telephone number is (215) 546-7909. Our corporate website address is www.fivebelow.com. The information contained on, or accessible through, our corporate website does not constitute part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by selling shareholders	shares ( shares if the underwriters exercise their option to purchase additional shares in full)

Common stock outstanding immediately after the offering	shares

Option to purchase additional shares	The underwriters have an option to purchase a maximum of additional shares of common stock from the selling shareholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $         million, assuming the shares are offered at $         per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares by the selling shareholders.

We intend to use the net proceeds from this offering to pay any offering-related expenses and to repay $50.0 million of outstanding indebtedness under our new term loan facility incurred in connection with the Financing Transactions. We intend to use the remaining proceeds (if any) for general corporate purposes, including working capital. See “Use of Proceeds” and “Prospectus Summary—Financing Transactions.”

Principal shareholder	Upon the closing of this offering, Advent will continue to own a majority interest in us. We do not intend to avail ourselves of any of the “controlled company” exemptions under the corporate governance rules of The NASDAQ Stock Market LLC.

Dividend policy	We currently intend to retain any future earnings for use in the operation and expansion of our business. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant. In addition, the terms of our term loan facility and revolving credit facility contain restrictions on our ability to pay dividends. See “Dividends.”

Proposed symbol for trading on The NASDAQ Global Select Market	“FIVE”

Conflicts of interest	As described under “Use of Proceeds,” we expect to use all or substantially all of the net proceeds we receive from this offering to repay $50 million of the outstanding indebtedness under our new term loan facility with a syndicate of lenders. Affiliates of Goldman, Sachs & Co., Barclays Capital Inc., Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., UBS Securities LLC and Wells Fargo Securities, LLC are lenders under our new term loan facility and will each receive their pro rata share of such repayment. Because it is possible that Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. or their affiliates could receive more than 5% of the proceeds of this offering in connection with the repayment of our new term loan facility, each of Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority. Accordingly, this offering will be conducted in accordance with Rule 5121. Rule 5121 requires that a “qualified independent underwriter,” meeting certain standards, participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Credit Suisse Securities (USA) LLC has served as “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. For more information, see “Underwriting.”

After giving effect to the conversion of our Series A 8% convertible preferred stock into common stock in connection with the closing of this offering, the number of shares of common stock to be outstanding after this offering is based on 142,073,147 shares outstanding as of May 23, 2012 and excludes:

•	2,901,800 shares of common stock issuable upon the exercise of options to purchase common stock outstanding as of May 23, 2012 at a weighted average exercise price of $ per share; and

•	shares of common stock reserved for issuance under our equity incentive plan, which will be in effect upon the closing of this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•	that the underwriters will not exercise their option to purchase additional shares;

•	the conversion of all outstanding shares of our Series A 8% convertible preferred stock into shares of our common stock in connection with the closing of this offering; and

•	the adoption of our amended and restated articles of incorporation and amended bylaws to be effective upon the closing of this offering.

Summary Financial and Other Data

The following table presents summary financial and other data for the periods and at the dates indicated. The statement of operations and cash flows data for fiscal 2009, 2010 and 2011 and the balance sheet data as of January 29, 2011 and January 28, 2012 have been derived from audited financial statements included elsewhere in this prospectus. The balance sheet data as of January 30, 2010 has been derived from audited financial statements not included in this prospectus. The statement of operations and cash flows data for each of the thirteen weeks ended April 30, 2011 and April 28, 2012 and the balance sheet data as of April 28, 2012 have been derived from unaudited financial statements included elsewhere in this prospectus. You should read this data along with the sections of this prospectus entitled “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of results for any future period.

	Fiscal Year			Thirteen Weeks Ended
	2009	2010	2011	April 30, 2011	April 28, 2012
	(in thousands, except total stores, share and per share data)
Statement of Operations Data:
Net sales	$125,135	$197,189	$297,113	$47,427	$71,829
Cost of goods sold	85,040	131,046	192,252	32,840	48,809

Gross profit	40,095	66,143	104,861	14,587	23,020
Selling, general and administrative expenses(1)	33,217	54,339	78,640	12,926	24,985

Operating income (loss)	6,878	11,804	26,221	1,661	(1,965)
Interest expense (income), net	73	28	(16)	(3)	(37)

Income (loss) before income taxes	6,805	11,776	26,237	1,664	(1,928)
Income tax (benefit) expense	(4,853)	4,753	10,159	665	(771)

Net income (loss)	11,658	7,023	16,078	999	(1,157)
Series A 8% convertible preferred stock cumulative dividends	—	(4,507)	(15,913)	(3,869)	(4,168)
Accretion of redeemable convertible preferred stock	(4,250)	(3,329)	—	—	—

Net income (loss) available to shareholders	7,408	(813)	165	(2,870)	(5,325)
Less: Net income attributable to participating securities	(3,365)	—	(109)	—	—

Net income (loss) available to common shareholders	$4,043	$(813)	$56	$(2,870)	$(5,325)

Per Share Data:
Basic income (loss) per common share(2)	$0.19	$(0.03)	$—	$(0.06)	$(0.11)
Diluted income (loss) per common share(2)	$0.19	$(0.03)	$—	$(0.06)	$(0.11)
Weighted average shares outstanding:
Basic shares	21,539,917	27,954,322	45,964,159	45,664,835	47,458,718
Diluted shares	21,539,917	27,954,322	45,965,631	45,664,835	47,458,718
Unaudited pro forma net income (loss)(3)			$14,159		$(1,619)
Unaudited pro forma basic income (loss) per common share(3)
Unaudited pro forma diluted income (loss) per common share(3)
Unaudited pro forma weighted average shares outstanding:
Basic shares
Diluted shares

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$9,227	$15,045	$46,695	$1,581	$(23,698)
Investing activities	$(7,285)	$(14,883)	$(18,558)	$(4,576)	$(4,801)
Financing activities	$(145)	$(445)	$1,003	$(27)	$1,709

Other Operating and Financial Data:
Total stores at end of period	102	142	192	145	199
Comparable store sales growth	12.1%	15.6%	7.9%	7.6%	10.4%
Average net sales per store(4)	$1,302	$1,542	$1,658	$326	$368
Adjusted EBITDA(5)	$11,088	$25,798	$42,377	$3,732	$6,625
Capital expenditures	$7,285	$14,883	$18,558	$4,576	$4,801

Adjusted EBITDA Reconciliation:
Net income (loss)	$11,658	$7,023	$16,078	$999	$(1,157)
Interest expense (income), net	73	28	(16)	(3)	(37)
Income tax (benefit) expense	(4,853)	4,753	10,159	665	(771)
Depreciation and amortization	3,660	4,805	7,071	1,434	2,107

EBITDA(6)	10,538	16,609	33,292	3,095	142
Non-contractual executive bonus expense(7)	—	—	6,087	—	—
Deferred rents(8)	232	1,164	1,401	258	110
Non-cash stock-based compensation and warrant expense(9)	274	2,332	1,246	319	6,373
Loss on disposal of assets(10)	5	288	273	—	—
Closed stores(11)	39	76	78	60	—
Transaction expense(12)	—	5,329	—	—	—

Adjusted EBITDA	$11,088	$25,798	$42,377	$3,732	$6,625

(1)	Fiscal 2010 includes $5.3 million of expense related to the 2010 Transaction and fiscal 2011 includes $6.1 million of non-contractual executive bonus expense, as described in Note 7 below. The thirteen weeks ended April 28, 2012 includes $5.9 million of stock-based compensation expense that relates to the cancellation of certain stock options, in exchange for the grant of restricted shares, as described in Note 5 in our unaudited financial statements.

(2)	Please see Note 2 in both our annual and quarterly financial statements, included elsewhere in this prospectus, for an explanation of per share calculations.

(3)	Pro forma information is unaudited and is prepared in accordance with Article 11 of Regulation S-X.

Pro Forma net income gives effect to: (i) income attributable to participating securities; (ii) cumulative dividends related to Series A 8% convertible preferred stock; and (iii) the Financing Transactions, including the repayment of $50.0 million of outstanding indebtedness under the new term loan facility with the offering proceeds.

The following is a reconciliation of historical net income to unaudited pro forma net income:

	Fiscal Year 2011	Thirteen Weeks Ended April 28, 2012
Net income (loss) available to common shareholders	$56	$(5,325)
Add:
Net income attributable to participating securities	109	—
Series A 8% Convertible Preferred Stock cumulative dividend	15,913	4,168
Less:
Interest expense, net of tax	(1,616)	(386)
Amortization of deferred financing fees, net of tax	(303)	(76)

Pro forma net income (loss)	$14,159	$(1,619)

Pro Forma per share data gives effect to (i) the Financing Transactions; (ii) the conversion of our outstanding shares of Series A 8% convertible preferred stock into shares of common stock in connection with the closing of this offering and (iii) the number of shares whose proceeds will be used to repay $50.0 million of the outstanding indebtedness under the term loan facility.

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

	Fiscal Year 2011	Thirteen Weeks Ended April 28, 2012
Shares used in computing basic net (loss) income per common share	45,964,159	47,458,718
Adjustment for assumed conversion of preferred stock	89,291,773	89,291,773

Adjustment for shares used to repay outstanding indebtedness under the term loan facility
Basic pro forma weighted average common shares outstanding
Dilutive effect of securities

Diluted pro forma weighted average common shares outstanding

(4)	Only includes stores open during the full fiscal year.
(5)	Adjusted EBITDA is defined as EBITDA (as defined below), further adjusted to exclude certain non-cash, non-recurring and other items not related to ongoing performance, such as non-contractual executive bonus expense, deferred rents, non-cash stock-based compensation and warrant expense, loss on disposal of assets, EBITDA for closed stores and expense related to the 2010 Transaction. We have presented Adjusted EBITDA because we believe that the exclusion of these items is appropriate to provide additional information to investors about our ongoing operating performance excluding certain non-cash and other items not related to ongoing performance and as a means to evaluate our period-to-period results. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. We have provided this information as a means to evaluate the results of our ongoing operations. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under U.S. generally accepted accounting principles, or GAAP, and should not be considered as a substitute for net income prepared in accordance with GAAP. Adjusted EBITDA has similar limitations as an analytical tool to those set forth in Note 6 below related to the use of EBITDA, and you should not consider it in isolation or as substitute for analysis of our results as reported under GAAP. Some of these additional limitations to the use of Adjusted EBITDA are:

•

Adjusted EBITDA does not reflect the non-contractual executive bonus expense, deferred rents, non-cash stock-based compensation and warrant expense, loss on disposal of assets, EBITDA for closed stores and expense related to the 2010 Transaction; and

•	Adjusted EBITDA does not reflect certain other costs that may recur in future periods.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplemental measure.

(6)	EBITDA represents net income before interest expense (income), income taxes (benefit), depreciation and amortization. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP, and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, our future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	EBITDA does not reflect tax expense or the cash requirements necessary to pay tax obligations; and

•

Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

(7)	Represents a non-contractual bonus to certain executive officers for performance in fiscal 2011 and associated tax expense.
(8)	Represents the non-cash portion of rent expense.
(9)	Represents non-cash stock-based compensation and warrant expense.
(10)	Represents asset write-offs for remodeled or closed stores.
(11)	Represents the EBITDA, excluding the non-cash portion of rent expense, for stores which management has made the decision to close, from the period in which the decision was made.
(12)	Represents expenses incurred in conjunction with the 2010 Transaction, including expenses related to the modification of certain stock options, professional fees and other employee compensation-related expenses.

The following table represents a summary of our balance sheet data as of January 30, 2010, January 29, 2011, January 28, 2012 and April 28, 2012. The summary balance sheet data as of April 28, 2012 is presented:

•	on an actual basis, derived from our balance sheet as of April 28, 2012;

•	on a “pro forma” basis, giving effect to:

–	the Financing Transactions, including the payment of the 2012 Dividend and

–	the conversion of our outstanding shares of Series A 8% convertible preferred stock into shares of common stock in connection with the closing of this offering.

•

on a “pro forma as adjusted” basis, further reflecting: (a) our receipt of the net proceeds from the sale of              shares of common stock by us at an assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (b) the repayment of outstanding indebtedness as described in “Use of Proceeds.” See “Capitalization” and “Use of Proceeds.”

	As of			As of April 28, 2012
	January 30, 2010	January 29, 2011	January 28, 2012	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,436	$12,153	$41,293	$14,503	$12,027	$
Total current assets	35,335	45,942	92,249	89,051	86,575
Total current liabilities	10,983	18,215	49,942	36,186	36,186
Total long-term debt	—	250	250	250	100,250
Total liabilities	20,036	33,524	72,431	64,402	164,402
Series A 8% convertible preferred stock	—	191,855	191,855	191,855	—
Series A redeemable convertible preferred stock	18,778	—	—	—	—
Series A-1 redeemable convertible preferred stock	18,510	—	—	—	—
Total shareholders’ deficit	(1,049)	(148,797)	(129,759)	(122,316)	(29,912)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business and Industry

We may not be able to successfully implement our growth strategy on a timely basis or at all, which could harm our growth and results of operations.

Our growth is dependent on our ability to open profitable new stores. We believe we have an opportunity to continue to grow our store base from 199 stores in 17 states as of April 28, 2012, to more than 2,000 locations over approximately 20 years.

Our ability to open profitable new stores depends on many factors, including our ability to:

•	identify suitable markets and sites for new stores;

•	negotiate leases with acceptable terms;

•	achieve brand awareness in the new markets;

•	efficiently source and distribute additional merchandise;

•	maintain adequate distribution capacity, information systems and other operational system capabilities;

•	hire, train and retain store management and other qualified personnel; and

•	achieve sufficient levels of cash flow and financing to support our expansion.

Unavailability of attractive store locations, delays in the acquisition or opening of new stores, delays or costs resulting from a decrease in commercial development due to capital constraints, difficulties in staffing and operating new store locations or lack of customer acceptance of stores in new market areas may negatively impact our new store growth and the costs or the profitability associated with new stores.

Additionally, some of our new stores may be located in areas where we have little experience or a lack of brand recognition. Those markets may have different competitive conditions, market conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause these new stores to be less successful than stores in our existing markets. Other new stores may be located in areas where we have existing stores. Although we have experience in these markets, increasing the number of locations in these markets may result in inadvertent over-saturation of markets and temporarily or permanently divert customers and sales from our existing stores, thereby adversely affecting our overall financial performance.

Accordingly, we cannot assure you that we will achieve our planned growth or, even if we are able to grow our store base as planned, that any new stores will perform as planned. If we fail to successfully implement our growth strategy, we will not be able to sustain the rapid growth in sales and profits that we expect, which would likely have an adverse impact on the price of our common stock.

Any disruption in our ability to select, obtain, distribute and market merchandise attractive to customers at prices that allow us to profitably sell such merchandise could impact our business negatively.

We generally have been able to select and obtain sufficient quantities of attractive merchandise at prices that allow us to be profitable. If we are unable to continue to select products that are attractive to our customers, to obtain such products at costs that allow us to sell such products at a profit, or to market such products effectively to consumers, our sales or profitability could be affected adversely. In addition, the success of our business depends in part on our ability to anticipate, identify and respond promptly to evolving trends in demographics and consumer preferences, expectations and needs. If we are unable to quickly respond to developing trends or if the spending patterns or demographics of these markets change, and we do not timely and appropriately respond to such changes, then the demand for our products, which are discretionary, and our market share could be adversely affected. Failure to maintain attractive stores and to timely identify or effectively respond to changing consumer needs, preferences and spending patterns could adversely affect our relationship with customers, the demand for our products and our market share.

Any disruption in the supply or increase in pricing of our merchandise could negatively impact our ability to achieve anticipated operating results. The products we sell are sourced from a wide variety of domestic and international vendors. We have not experienced any difficulty in obtaining sufficient quantities of core merchandise and believe that, if one or more of our current sources of supply become unavailable, we would generally be able to obtain alternative sources without experiencing a substantial disruption of our business. However, such alternative sources could increase our merchandise costs and reduce the quality of our merchandise, and an inability to obtain alternative sources could affect our sales.

A significant majority of our merchandise is manufactured outside the United States, and changes in the prices and flow of these goods for any reason could have an adverse impact on our operations. The United States and other countries have occasionally proposed and enacted protectionist trade legislation, which may result in changes in tariff structures and trade policies and restrictions that could increase the cost or reduce the availability of certain merchandise. Any of these or other measures or events relating to vendors and the countries in which they are located or where our merchandise is manufactured, some or all of which are beyond our control, can negatively impact our operations, increase costs and lower our margins. Such events or circumstances include, but are not limited to:

•	political and economic instability;

•	the financial instability and labor problems of vendors;

•	the availability and cost of raw materials;

•	merchandise quality or safety issues;

•	changes in currency exchange rates;

•	inflation; and

•	transportation availability and cost.

These and other factors affecting our vendors and our access to products could affect our financial performance adversely.

Our new store growth is dependent upon our ability to successfully expand our distribution network capacity, and failure to achieve or sustain these plans could affect our performance adversely.

We maintain a distribution center in New Castle, Delaware and we plan to open a new distribution center in the southern United States during fiscal 2013 to support our growth objectives. Delays in opening this new distribution center (or new distribution centers in the future) could adversely affect our future operations by slowing store growth, which could in turn reduce sales growth. In addition, any distribution-related construction or expansion projects entail risks which could cause delays and cost overruns, such as: shortages of materials; shortages of skilled labor or work stoppages; unforeseen construction, scheduling, engineering, environmental or geological problems; weather interference; fires or other casualty losses; and unanticipated cost increases. The completion date and ultimate cost of future projects, including the distribution center planned for fiscal 2013, could differ significantly from initial expectations due to construction-related or other reasons. We cannot guarantee that any project will be completed on time or within established budgets.

A significant disruption to our distribution network or to the timely receipt of inventory could adversely impact sales or increase our transportation costs, which would decrease our profits.

We currently rely primarily on our distribution center in New Castle, Delaware to distribute our products. Because most of our products are distributed from this center, the loss of our distribution center, due to natural disaster or otherwise, would materially affect our operations. We also rely upon independent third-party transportation to provide goods to our stores in a timely and cost-effective manner, through deliveries to our distribution center from vendors and then from the distribution center or direct ship vendors to our stores. Our use of outside delivery services for shipments is subject to risks outside of our control and any disruption, unanticipated expense or operational failure related to this process could affect store operations negatively. For example, unexpected delivery delays or increases in transportation costs (including through increased fuel costs or a decrease in transportation capacity for overseas shipments) could significantly decrease our ability to generate sales and earn profits. In addition, labor shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries could negatively affect our business. If we change shipping companies, we could face logistical difficulties that could adversely impact deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which would increase our costs.

Inability to attract and retain qualified employees, particularly district, store and distribution center managers, and to control labor costs, as well as other labor issues, could adversely affect our business.

Our growth could be adversely impacted by our inability to attract, retain and motivate qualified employees at the store operations level, in distribution facilities, and at the corporate level, at costs which allow us to profitably conduct our operations. Our ability to meet our labor needs, while controlling our labor costs, is subject to many external factors, including competition for and availability of qualified personnel in a given market, unemployment levels within those markets, prevailing wage rates, minimum wage laws, health and other insurance costs, and changes in employment and labor laws (including changes in the process for our employees to join a union) or other workplace regulation. To the extent a significant portion of our employee base unionizes, or attempts to unionize, our labor costs could increase. In addition, we believe the current pricing of our healthcare costs includes the potential future impact of recently enacted comprehensive healthcare reform legislation, but such legislation may further cause our healthcare costs to increase. While significant costs of the healthcare reform legislation may occur after 2013 due to provisions of the legislation being phased in over time, changes to our healthcare costs structure could have a significant negative effect on our business. In addition, our ability to pass along any increase in labor costs to our customers is constrained by our low price model.

Our growth from existing stores is dependent upon our ability to increase sales and improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could affect our performance adversely.

Increases in sales in existing stores are dependent on factors such as competition, merchandise selection, store operations and customer satisfaction. If we fail to realize our goals of successfully managing our store operations and increasing our customer retention and recruitment levels, our sales may not increase and our growth may be impacted adversely.

Our success depends on our executive officers and other key personnel. If we lose our executive officers or any other key personnel, or are unable to hire additional qualified personnel, our business could be harmed.

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers and other key personnel, including Messrs. Schlessinger and Vellios, our founders. The loss of the services of any of our executive officers or other key personnel could have an adverse effect on our operations. Absent the consent of the lenders under our revolving credit facility, the loss of the services of both

Messrs. Schlessinger and Vellios would render our revolving credit facility unavailable. Our future success will also depend on our ability to attract, retain and motivate qualified personnel, as a failure to attract these key personnel could have an adverse effect on our operations. We do not currently maintain key person life insurance policies with respect to our executive officers or key personnel.

Our cash flows from operations may be negatively affected if we are not successful in managing our inventory balances and inventory shrinkage.

Our inventory balance represented approximately 38% of our total assets as of April 28, 2012. Efficient inventory management is a key component of our business success and profitability. To be successful, we must maintain sufficient inventory levels to meet our customers’ demands without allowing those levels to increase to such an extent that the costs to store and hold the goods unduly impacts our financial results. If our buying decisions do not accurately predict customer trends or purchasing actions, we may have to take unanticipated markdowns to dispose of excess inventory, which also can adversely impact our financial results. We also experience inventory shrinkage, and we cannot assure you that incidences of inventory loss and theft will stay at acceptable levels or decrease in the future, or that the measures we are taking will effectively address the problem of inventory shrinkage. We continue to focus on ways to reduce these risks, but we cannot assure you that we will be successful in our inventory management. If we are not successful in managing our inventory balances, our cash flows from operations may be negatively affected.

Our business requires that we lease substantial amounts of space and there can be no assurance that we will be able to continue to lease space on terms as favorable as the leases negotiated in the past.

We do not own any real estate. Instead, we lease all of our store locations, as well as our corporate headquarters and distribution facility in New Castle, Delaware. Our stores are leased from third parties, with typical initial lease terms of five to ten years. Many of our lease agreements also have additional five-year renewal options. We believe that we have been able to negotiate favorable rental rates and tenant allowances over the last few years due in large part to the state of the economy and higher than usual vacancy rates in shopping centers and regional malls. These trends may not continue, and there is no guarantee that we will be able to continue to negotiate such favorable terms. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. Increases in our occupancy costs and difficulty in identifying economically suitable new store locations could have significant negative consequences, which include:

•	requiring that a greater portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes and reducing our profitability;

•	increasing our vulnerability to general adverse economic and industry conditions; and

•	limiting our flexibility in planning for, or reacting to changes in, our business or in the industry in which we compete.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these expenses and needs and sufficient funds are not otherwise available to us, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which could harm our business. Additional sites that we lease may be subject to long-term non-cancelable leases if we are unable to negotiate our current standard lease terms. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. In addition, if we are not able to enter into new leases or renew existing leases on terms acceptable to us, this could have an adverse effect on our results of operations.

We operate in a competitive environment and, as a result, we may not be able to compete effectively or maintain or increase our sales, market shares or margins.

We operate in a highly competitive retail environment with numerous competitors, some of which have greater resources or better brand recognition than we do. We compete with respect to customers, price, store location, merchandise quality, assortment and presentation, in-stock consistency, customer service and employees. This competitive environment subjects us to various risks, including the ability to provide quality, trend-right merchandise to our customers at competitive prices that allow us to maintain our profitability. Because of our low price model, we may have limited ability to increase prices in response to increased costs without losing competitive position which may adversely affect our margins and financial performance. In addition, price reductions by our competitors may result in the reduction of our prices and a corresponding reduction in our profitability.

Consolidation among retailers, changes in pricing of merchandise or offerings of other services by competitors could have a negative impact on the relative attractiveness of our stores to consumers. We do not possess exclusive rights to many of the elements that comprise our in-store experience and product offerings. Our competitors may seek to copy our business strategy and in-store experience, which could result in a reduction of any competitive advantage or special appeal that we might possess. In addition, most of our products are sold to us on a non-exclusive basis. As a result, our current and future competitors may be able to duplicate or improve on some or all of our in-store experience or product offerings that we believe are important in differentiating our stores and our customers’ shopping experience. If our competitors were to duplicate or improve on some or all of our in-store experience or product offerings, our competitive position and our business could suffer. Our ability to provide quality, trend-right products while offering attractive, competitively-priced products could be impacted by various actions of our competitors that are beyond our control.

Our profitability is vulnerable to inflation, cost increases and energy prices.

Future increases in costs such as the cost of merchandise, shipping rates, freight costs, fuel costs and store occupancy costs may reduce our profitability, particularly given our $5 and below pricing model. These cost increases may be the result of inflationary pressures that could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our cost of goods sold or operating expenses. Our low price model and competitive pressures in our industry may have the effect of inhibiting our ability to reflect these increased costs in the prices of our products and therefore reduce our profitability.

Our business is seasonal, and adverse events during the holiday season could impact our operating results negatively.

Our business is seasonal, with the highest percentage of sales (approximately 42% of total annual sales over the last two fiscal years) occurring during the last fiscal quarter (November, December and January), which includes the holiday season. We purchase substantial amounts of inventory in the end of the third quarter (October) and beginning of the fourth quarter (November and December) and incur higher shipping costs and higher payroll costs in anticipation of the increased sales activity during these time periods. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions or unusual weather could result in lower-than-planned sales during the holiday season which may lead to unanticipated markdowns. Since we rely on third parties for transportation and use third party warehouses when we build up inventory, a number of these factors are outside of our control. An unsuccessful fourth quarter, or holiday season, will have a substantial negative impact on our financial condition and results of operations for the entire fiscal year.

Material damage to, or interruptions to, our technology systems as a result of external factors, staffing shortages and difficulties in updating our existing technology or developing or implementing new technology could have a material adverse effect on our business or results of operations.

We depend on a variety of information technology systems for the efficient functioning of our business. Such systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches and natural disasters. Damage or interruption to these systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations in the interim. Any material interruptions may have a material adverse effect on our business or results of operations.

We also rely heavily on our information technology staff. Failure to meet these staffing needs may negatively affect our ability to fulfill our technology initiatives while continuing to provide maintenance on existing systems. We rely on certain vendors to maintain and periodically upgrade many of these systems so that they can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. The inability of these developers or us to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of our operations if we are unable to convert to alternate systems in an efficient and timely manner. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology, or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in our stock price.

Reporting obligations as a public company and our anticipated growth are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company, in the future we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on the effectiveness of our internal control over financial reporting. As a result, we may be required to incur substantial expenses to test our systems, to make any necessary improvements, and to hire additional personnel. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on The NASDAQ Global Select Market or any other stock exchange on which our common stock may be listed. Delisting of our common stock on any exchange could reduce the liquidity of the market for our common stock, which could reduce the price of our stock and increase the volatility of our stock price.

Our ability to obtain additional financing on favorable terms, if needed, could be adversely affected by volatility in the capital markets.

We obtain and manage liquidity from the positive cash flow we generate from our operating activities, our access to capital markets and our revolving credit facility. There is no assurance that our ability to obtain additional financing from financial institutions or through the capital markets, if needed, will not be adversely impacted by economic conditions. Tightening in the credit markets, low liquidity and volatility in the capital markets could result in diminished availability of credit, higher cost of borrowing and lack of confidence in the equity market, making it more difficult to obtain additional financing on terms that are favorable to us.

If we are unable to secure our customers’ confidential or credit card information, or other private data relating to our employees or our Company, we could be subject to negative publicity, costly government enforcement actions or private litigation, which could damage our business reputation and adversely affect our financial results.

The protection of our customer, employee and company data is critical to us. We have procedures and technology in place to safeguard our customers’ debit and credit card, and other personal information, our employees’ private data and company records and intellectual property. However, if we experience a data security breach of any kind, we could be exposed to negative publicity, government enforcement actions, private litigation or costly response measures. In addition, our reputation within the business community and with our customers may be affected, which could result in our customers discontinuing the use of debit or credit cards in our stores, or not shopping in our stores altogether. This could cause us to lose market share to our competitors and could have an adverse effect on our financial results.

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks, global political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures.

Our headquarters, store locations and distribution center, as well as certain of our vendors and customers, are located in areas which have been and could be subject to natural disasters such as floods, hurricanes, tornadoes, fires or earthquakes. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures, may disrupt our business and may adversely affect our ability to sell and distribute products. In addition, we operate in markets that may be susceptible to pandemic outbreaks, war, terrorist acts or disruptive global political events, such as civil unrest in countries from which our vendors are located or products are manufactured. Our business may be harmed if our ability to sell and distribute products is impacted by any such events, any of which could influence customer trends and purchases and may negatively impact our net sales, properties or operations. Such events could result in physical damage to one or more of our properties, the temporary closure of some or all of our stores or distribution center, the temporary lack of an adequate work force in a market, temporary or long-term disruption in the transport of goods, delay in the delivery of goods to our distribution center or stores, disruption of our technology support or information systems, or fuel shortages or dramatic increases in fuel prices, which increase the cost of doing business. These events also can have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. Any of these factors, or combination thereof, could adversely affect our operations.

Current economic conditions and other economic factors could adversely impact our financial performance and other aspects of our business in various respects.

A delayed recovery in the U.S. economy or other economic factors affecting disposable consumer income, such as employment levels, inflation, business conditions, fuel and energy costs, consumer debt levels, lack of available credit, interest rates, tax rates and further erosion in consumer confidence may affect our business adversely. Such factors could reduce overall consumer spending or cause customers to shift their spending to products other than those sold by us or to products sold by us that are less profitable than other product choices, all of which could result in lower net sales, decreases in inventory turnover or a reduction in profitability due to lower margins. We have limited or no ability to control many of these factors. The current global economic uncertainty, the impact of recessions and the potential for failures or realignments of financial institutions and the related impact on available credit may impact us, our vendors and other business partners, our landlords, our customers, our service providers and our operations in an adverse manner.

Changes in state or federal legislation or regulations, including the effects of legislation and regulations on product and food safety and quality, wage levels, employee rights, health care, social welfare and entitlement programs could increase our cost of doing business.

Our business is subject to numerous federal, state and local laws and regulations. We routinely incur costs in complying with these laws and regulations. We are exposed to the risk that federal, state or local legislation may negatively impact our operations. Changes in product and food safety and quality (including changes in labeling or disclosure requirements), federal or state wage requirements, employee rights (including changes in the process for our employees to join a union), health care, social welfare or entitlement programs such as health insurance, paid leave programs, or other changes in workplace regulation or tax laws could adversely impact our ability to achieve our financial targets. Changes in other regulatory areas, such as consumer credit, privacy and information security, or environmental regulation may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase our costs of doing business. Untimely compliance or noncompliance with applicable laws and regulations may subject us to legal risk, including government enforcement action, significant fines and penalties and class action litigation, as well as reputational damage, which could adversely affect our results of operations.

Litigation may adversely affect our business, financial condition, results of operations or liquidity.

Our business is subject to the risk of litigation by employees, consumers, vendors, competitors, intellectual property rights holders, shareholders, government agencies and others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operation are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.

If we fail to protect our brand name, competitors may adopt trade names that dilute the value of our brand name.

We may be unable or unwilling to strictly enforce our trademarks in each jurisdiction in which we do business. Also, we may not always be able to successfully enforce our trademarks against competitors, or against challenges by others. Our failure to successfully protect our trademarks could diminish the value and efficacy of our brand recognition and could cause customer confusion, which could, in turn, adversely affect our sales and profitability.

Our management has limited experience managing a public company and our current resources may not be sufficient to fulfill our public company obligations.

Following the closing of this offering, we will be subject to various regulatory requirements, including those of the SEC and The NASDAQ Stock Market LLC. These requirements include record keeping, financial reporting and corporate governance rules and regulations. Our management team has limited experience in managing a public company and, historically, has not had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or employees. Our business could be adversely affected if our internal infrastructure is inadequate, we are unable to engage outside consultants or are otherwise unable to fulfill our public company obligations.

Product and food safety claims and the effects of legislation and regulations on product and food safety and quality could affect our sales and results of operations adversely.

We may be subject to product liability claims from customers or actions required or penalties assessed by government agencies relating to products, including food products that are recalled, defective or otherwise alleged to be harmful. Such claims may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling and transportation phases. All of our vendors and their products are contractually required to comply with applicable product and food safety laws. We generally seek contractual indemnification and insurance coverage from our vendors. However, if we do not have adequate contractual indemnification and/or insurance available, such claims could have a material adverse effect on our business, financial condition and results of operations. Our ability to obtain indemnification from foreign vendors may be hindered by the manufacturers’ lack of understanding of U.S. product liability or other laws, which may make it more likely that we be required to respond to claims or complaints from customers as if we were the manufacturer of the products. Even with adequate insurance and indemnification, such claims could significantly damage our reputation and consumer confidence in our products. Our litigation expenses could increase as well, which also could have a materially negative impact on our results of operations even if a product liability claim is unsuccessful or is not fully pursued.

We purchase a portion of our products on a closeout basis. Some of these products are obtained through brokers or intermediaries rather than through manufacturers. The closeout nature of a portion of our products sometimes makes it more difficult for us to investigate all aspects of these products. We attempt to assure compliance and to test products when appropriate, and we seek to obtain indemnification through our vendors or to be listed as an additional insured, but there is no assurance that these efforts will be successful.

We will incur significant expenses as a result of being a public company, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance, compliance and other expenses as a result of being a public company. After this offering, we will become obligated to file annual and quarterly information and other reports with the SEC. In addition, we will also become subject to other reporting and corporate governance requirements which will impose significant compliance obligations upon us. The Sarbanes-Oxley Act of 2002, together with related rules implemented by the SEC and by The NASDAQ Stock Market LLC, have required changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act as discussed in “—Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in our stock price” above, will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting and insurance compliance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

The terms of our new term loan facility and our revolving credit facility may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our new term loan facility and our revolving credit facility contain, and any additional debt financing we may incur would likely contain, covenants requiring us to maintain or adhere to certain financial ratios or limits and covenants that restrict our operations, which may include limitations on our ability to, among other things:

•	incur additional indebtedness;

•	pay dividends and make certain distributions, investments and other restricted payments;

•	create certain liens or encumbrances;

•	enter into transactions with our affiliates;

•	redeem our common stock; and

•	engage in certain merger, consolidation or asset sale transactions.

Complying with these covenants could adversely affect our ability to respond to changes in our business and manage our operations. In addition, these covenants could affect our ability to invest capital in our new stores and fund capital expenditures for existing stores, including the costs associated with the conversion of certain stores existing before fiscal 2009 to our current prototype size. Our ability to comply with these covenants and other provisions in the term loan facility, the revolving credit facility and any future debt instruments may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments, or other events beyond our control. A failure by us to comply with the financial ratios and restrictive covenants contained in our term loan facility, revolving credit facility and any future debt instruments could result in an event of default. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in our term loan facility, revolving credit facility and any future debt instruments. In addition, if we are in default, we may be unable to borrow additional amounts under any such facilities to the extent that they would otherwise be available and our ability to obtain future financing may also be impacted negatively. If the indebtedness under our term loan facility, revolving credit facility and any future debt instruments were to be accelerated, our future financial condition could be materially adversely affected.

Risks Related to This Offering and Ownership of Our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, broad market and industry factors, most of which we cannot control, may harm the price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the price of our common stock may include, among other things:

•	actual or anticipated fluctuations in quarterly operating results or other operating metrics, such as comparable store sales, that may be used by the investment community;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	speculation about our business in the press or the investment community;

•	conditions or trends affecting our industry or the economy generally;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the retail industry;

•	announcements by us or our competitors of new product offerings, significant acquisitions, strategic partnerships or divestitures;

•	our entry into new markets;

•	timing of new store openings;

•	percentage of sales from new stores versus established stores;

•	additions or departures of key personnel;

•	actual or anticipated sales of our common stock, including sales by our directors, officers or significant shareholders;

•	significant developments relating to our relationships with business partners, vendors and distributors;

•	customer purchases of new products from us and our competitors;

•	investor perceptions of the retail industry in general and our Company in particular;

•	major catastrophic events;

•	volatility in our stock price, which may lead to higher stock-based compensation expense under applicable accounting standards; and

•	changes in accounting standards, policies, guidance, interpretation or principles.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation, even if it does not result in liability for us, could result in substantial costs to us and divert management’s attention and resources.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market after this offering. The sales, or the perception that these sales might occur, could depress the market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the closing of this offering, we will have              shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. In addition, pursuant to our amended and restated investor rights agreement, certain of our investors have rights to require us to file registration statements registering additional sales of shares of common stock or to include sales of such shares of common stock in registration statements that we may file for ourselves or other shareholders. In order to exercise these registration rights, these shareholders must satisfy certain conditions. Subject to compliance with applicable lock-up restrictions, shares of common stock sold under these registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations (other than stock transfer taxes and underwriting discounts or commissions). See “Certain Relationships and Related Party Transactions—Amended and Restated Investor Rights Agreement.”

We and the holders of substantially all of our common stock outstanding on the date of this prospectus, including each of our executive officers, directors and selling shareholders, have agreed with the underwriters, that for a period of 180 days after the date of this prospectus, we or they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any shares of our common stock, or any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject specified exceptions. The representatives of the underwriters may, in their discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. See “Underwriting” for more information. Substantially all of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing shareholders 90 days after the date of this prospectus, subject to the lock-up agreement and applicable volume and other limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering. Sales by our existing shareholders of a substantial number of shares in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decrease significantly.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Upon the closing of this offering, funds managed by Advent will control an aggregate of     % of the voting power of our outstanding common stock or     % if the underwriters exercise in full their option to purchase additional shares in this offering. As a result, Advent would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions and other extraordinary transactions. It may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of Five Below, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of Five Below and might ultimately affect the market price of our common stock.

Certain of our existing investors have interests and positions that could present potential conflicts with our and our shareholders’ interests.

Advent makes investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Advent may also pursue, for its own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Our second amended and restated shareholders agreement, as amended, contains provisions renouncing any interest or expectancy held by our directors affiliated with Advent in certain corporate opportunities. Accordingly, the interests of Advent may supersede ours, causing them or their affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. Such actions on the part of Advent and inaction on our part could have a material adverse effect on our business, financial condition and results of operations.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the amount of $         per share, because the initial public offering price of $         per share is substantially greater than the net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock and have received or will receive substantial dividends on their shares of capital stock. In addition, you may also experience additional dilution upon future equity issuances on the exercise of stock options to purchase common stock granted to our directors, management personnel and consultants under our equity incentive plan. See “Dilution.”

We do not expect to pay any cash dividends for the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including under agreements for indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, or one or more of the analysts who cover our Company downgrades our stock, our stock price could decline.

No market currently exists for our common stock and we cannot assure you that an active market will develop for such stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations among us, the qualified independent underwriter and the representatives of the underwriters and may not be indicative of the market price of our common stock after this offering or to any other established criteria of the value of our business. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on The NASDAQ Global Select Market or otherwise or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all.

Anti-takeover provisions could delay and discourage takeover attempts that shareholders may consider to be favorable.

Certain provisions of our amended and restated articles of incorporation and amended bylaws that will be in effect upon the closing of this offering and applicable provisions of Pennsylvania law may make it more difficult or impossible for a third party to acquire control of us or effect a change in our board of directors and management.

In particular, these provisions, among other things:

•	provide that only the chairman of the board of directors, the chief executive officer or a majority of the board of directors may call special meetings of the shareholders;

•	classify our board of directors into three separate classes with staggered terms;

•	provide for supermajority approval requirements for amending or repealing provisions in our amended and restated articles of incorporation and amended bylaws;

•	establish certain advance notice procedures for nominations of candidates for election as directors and for shareholder proposals to be considered at shareholders’ meetings; and

•	permit the board of directors, without further action of the shareholders, to issue and fix the terms of preferred stock, which may have rights senior to those of the common stock.

In addition, anti-takeover provisions in Pennsylvania law could make it more difficult for a third party to acquire control of us. These provisions could adversely affect the market price of our common stock and could reduce the amount that shareholders might receive if we are sold. For example, Pennsylvania law may restrict a third party’s ability to obtain control of us and may prevent shareholders from receiving a premium for their shares of our common stock. Pennsylvania law also provides that our shareholders are not entitled by statute to propose amendments to our articles of incorporation.

These and other provisions of Pennsylvania law and our amended and restated articles of incorporation and amended bylaws could delay, defer or prevent us from experiencing a change of control or changes in our board of directors and management and may adversely affect our shareholders’ voting and other rights. Any delay or prevention of a change of control transaction or changes in our board of directors and management could deter potential acquirors or prevent the completion of a transaction in which our shareholders could receive a substantial premium over the then current market price for their shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements, including in the sections captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts or present facts or conditions, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the introduction of new merchandise, and the implementation of our marketing and branding strategies. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus reflect our views as of the date of this prospectus about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors include without limitation:

•	failure to successfully implement our growth strategy;

•	disruptions in our ability to select, obtain, distribute and market merchandise profitably;

•	our ability to successfully expand our distribution network capacity;

•	disruptions to our distribution network or the timely receipt of inventory;

•	inability to attract and retain qualified employees;

•	ability to increase sales and improve the efficiencies, costs and effectiveness of our operations;

•	our dependence on our executive officers and other key personnel or our inability to hire additional qualified personnel;

•	our ability to successfully manage our inventory balances and inventory shrinkage;

•	our lease obligations;

•	changes in our competitive environment, including increased competition from other retailers;

•	increasing costs due to inflation, increased operating costs or energy prices;

•	the seasonality of our business;

•	disruptions to our information technology systems in the ordinary course or as a result of system upgrades;

•	our failure to maintain adequate internal controls;

•	our ability to obtain additional financing;

•	failure to secure customers’ confidential or credit card information, or other private data relating to our employees or our company;

•	natural disasters, unusual weather conditions, pandemic outbreaks, global political events, war and terrorism;

•	current economic conditions and other economic factors;

•	the impact of governmental laws and regulations and the outcomes of legal proceedings;

•	our inability to protect our brand name, trademarks and other intellectual property rights;

•	increased costs as a result of being a public company; and

•	restrictions imposed by our indebtedness on our current and future operations.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. All of the forward-looking statements we have included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of our common stock in this offering of approximately $         million based upon an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated underwriting discount, commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders, which includes certain of our officers, directors and affiliates, including any shares sold by the selling shareholders in connection with the exercise of the underwriters’ option to purchase additional shares. A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as indicated on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount, commissions and offering expenses payable by us.

We intend to use the net proceeds to us from this offering in the following order:

•	to pay offering-related expenses of approximately $4.0 million; and

•	to repay $50.0 million of outstanding indebtedness under our new term loan facility which was incurred in connection with the Financing Transactions.

We intend to use the remaining proceeds (if any) for general corporate purposes, including working capital.

On May 16, 2012, we entered into our $100.0 million term loan facility with a syndicate of lenders which bears interest, at our option, at an alternate base rate which is the greater of (i) the administrative agent’s prime rate in effect on such day and (ii) the federal funds effective rate in effect on such day plus 0.50% with a 2.00% floor, plus a margin of 3.25%, or a LIBOR-based rate with a 1.00% floor plus a margin of 4.25%; provided, that if no initial public offering occurs prior to May 16, 2013 and our consolidated net leverage ratio is greater than 2.00 to 1.00, the applicable margin for the alternate base rate shall be 4.75% and for the LIBOR-based rate shall be 5.75%. At May 23, 2012 our interest rate was 5.25% and our outstanding balance was $100.0 million. The term loan facility matures on the earlier of (i) May 16, 2015 and (ii) the date on which such facility is accelerated following the occurrence of an event of default; provided, that if no initial public offering occurs prior to May 16, 2013, the term loan facility shall mature on the earlier of (i) May 16, 2014 and (ii) the date on which such facility is accelerated following the occurrence of an event of default.

We used the amounts of the net proceeds from our term loan facility of $98.0 million and cash on hand to pay a special dividend of approximately $37.0 million to holders of our common stock and approximately $62.5 million to holders of our Series A 8% convertible preferred stock. Advent and LLR Partners, our principal shareholders, received distributions in respect of this dividend in the amounts of approximately $62.2 million and $9.5 million, respectively. In addition, certain of our current executive officers and directors received distributions in respect of this dividend as follows: Messrs. Bull, Ryan, Sargent, Schlessinger and Vellios received approximately $193,000, $322,000, $529,000, $5.6 million and $5.6 million, respectively.

DIVIDENDS

In connection with the 2010 Transaction, we declared a special dividend to the holders of our common stock on October 13, 2010, referred to herein as the 2010 Dividend. We paid the 2010 Dividend on October 14, 2010 to all of our shareholders of record as of October 13, 2010. The aggregate amount of the 2010 Dividend was approximately $196.7 million, or $4.58 per share. Of this amount, $4.3 million was recorded as additional compensation expense. Please see “Certain Relationships and Related Party Transactions—Investment by Advent” for a description of the 2010 Transaction.

On May 15, 2012, we declared and subsequently paid on May 16, 2012 a special dividend of $0.70 per share on shares of our common stock and our Series A 8% convertible preferred stock totaling approximately $99.5 million, which we refer to as the 2012 Dividend.

Other than the 2010 Dividend and the 2012 Dividend, we have not declared, and currently do not plan to declare in the foreseeable future, dividends on shares of our common stock. We currently intend to retain any future earnings for use in the operation and expansion of our business. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant. In addition, the terms of our term loan facility and revolving credit facility contain restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of April 28, 2012:

•	on an actual basis;

•

on a pro forma basis further reflecting: (1) the Financing Transactions, including the payment of the 2012 Dividend and; (2) the conversion of all outstanding shares of our Series A 8% convertible preferred stock into 89,291,773 shares of common stock; and

•	on a pro forma as adjusted basis to further reflect:

•

our receipt of the net proceeds from the sale of              shares of our common stock in this offering based upon an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated underwriting discount, commissions and offering expenses payable by us; and

•	the application of the estimated net proceeds from this offering as described under “Use of Proceeds.”

You should read this table together with the sections entitled “Use of Proceeds,” “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of April 28, 2012
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$14,503	$12,027	$

Long-term debt (including current maturities)
Revolving line of credit(1)	$—	$—	$
Note payable	250	100,250

Total long-term debt	250	100,250
Preferred stock, $0.01 par value. Authorized 100,000,000 shares; 10,000,000 shares undesignated; 90,000,000 shares designated as Series A 8% convertible preferred stock:	191,855	—

Series A 8% convertible preferred stock, $0.01 par value. Issued and outstanding 89,291,773 shares with a liquidation preference of $218,588, actual; none authorized, none issued and outstanding, pro forma and pro forma, as adjusted(2)

Shareholders’ (deficit) equity:
Common stock, $0.01 par value. Authorized 200,000,000 shares; issued and outstanding 52,781,374 shares, actual; 142,073,147 issued and outstanding shares, pro forma; and 142,073,147 issued and outstanding shares on a pro forma, as adjusted basis	528	1,421
Additional paid-in capital	11,925	190,963
Accumulated deficit	(134,769)	(222,296)

Total shareholders’ (deficit) equity	(122,316)	(29,912)

Total capitalization(3)	$69,789	$70,338	$

(1)	At April 28, 2012, there were no outstanding letters of credit and excess availability was approximately $20.0 million.

(2)	Our outstanding Series A 8% convertible preferred stock will convert into shares of our common stock in connection with the closing of this offering.
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $ million, assuming that the number of shares of common stock offered by us and the selling shareholders, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock outstanding set forth in the table above does not include:

•	2,901,800 shares of our common stock issuable upon the exercise of stock options outstanding as of May 23, 2012 with a weighted average exercise price of $ per share; and

•	shares of our common stock reserved for future issuance under our equity incentive plan, which will be in effect upon the closing of this offering.

DILUTION

If you invest in our common stock in this offering, you will experience immediate and substantial dilution in the pro forma net tangible book value of your shares of our common stock. The pro forma net tangible book value of our common stock as of                     , 2012 was $         million, or approximately $         per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the pro forma number of shares of common stock that would have been outstanding on                     , 2012 after giving pro forma effect to the conversion of all outstanding shares of our Series A 8% convertible preferred stock into a total of              shares of common stock and the exercise of all outstanding warrants to purchase a total of              shares of common stock.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the closing of this offering. After giving effect to the sale of shares of our common stock in this offering based upon an assumed initial public offering price of $         (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated underwriting discount, commissions and offering expenses payable by us, the conversion of all outstanding shares of our Series A 8% convertible preferred stock into a total of              shares of common stock and the exercise of all of our outstanding warrants to purchase a total of              shares of common stock, our pro forma net tangible book value as of                      would have been approximately $         million, or approximately $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to existing shareholders and an immediate dilution of $         per share to new investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$

Pro forma net tangible book value as of , 2012	$

Increase in pro forma net tangible book value per share attributable to new investors in this offering
Pro forma as adjusted net tangible book value per share after this offering .
Dilution per share to new investors		$

If the underwriters exercise their option to purchase additional shares in full, pro forma net tangible book value per share after the offering will be $        , and dilution in pro forma net tangible book value per share to new shareholders will be $        . A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our pro forma net tangible book value by $         million, the pro forma net tangible book value per share after this offering by $         per share and the dilution in pro forma net tangible book value to new investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table presents, on a pro forma basis, as of                     , 2012, the differences between the number of shares of common stock purchased from us, the total consideration paid or exchanged and the average price per share paid by existing shareholders and by new investors purchasing shares of our common stock in this offering before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The table assumes an initial public offering price of $         per share, as specified above.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders(1)			%	$		%	$
New investors			%	$		%	$

Total		100.0%		$	100.0%		$

(1)	The total consideration paid by existing shareholders does not reflect the dividends received by them in the 2010 Dividend and 2012 Dividend.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) total consideration paid by new shareholders by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

Sales by the selling shareholders in this offering will reduce the number of shares held by existing shareholders to              shares, or approximately     % (             shares, or approximately     %, if the underwriters exercise their option to buy additional shares in full), and will increase the number of shares to be purchased by new investors to              shares, or approximately     % (             shares, or approximately     %, if the underwriters exercise their option to buy additional shares in full), of the total common stock outstanding after the offering.

The number of shares outstanding in the table above is based on the number of shares outstanding as of May 23, 2012, after giving effect to the conversion of all outstanding shares of our Series A 8% convertible preferred stock into 89,291,773 shares of our common stock in connection with the closing of this offering. The discussion and tables above do not include the following shares:

•	2,901,800 shares of our common stock issuable upon the exercise of stock options outstanding as of May 23, 2012 with a weighted average exercise price of $ per share; and

•	shares of our common stock reserved for future issuance under our amended and restated equity incentive plan.

To the extent any such shares of common stock are issued, new investors may experience further dilution. If the underwriters exercise their option to purchase additional shares in full, the following will occur: (1) the number of shares of common stock held by existing shareholders will represent approximately     % of the total number of shares of common stock outstanding after this offering; and (2) the number of shares of common stock held by new investors will be increased to             , or approximately     % of the total number of shares of common stock outstanding after this offering.

SELECTED FINANCIAL AND OTHER DATA

The following tables present selected financial and other data as of and for the periods indicated. The selected statement of operations data for fiscal 2009, 2010 and 2011 and selected balance sheet data as of January 29, 2011 and January 28, 2012 have been derived from our financial statements audited by KPMG LLP, our independent registered public accounting firm, included elsewhere in this prospectus. The selected statement of operations data for the fiscal years ended February 2, 2008, which we refer to as fiscal 2007, and January 31, 2009, which we refer to as fiscal 2008, and the selected balance sheet data as of February 2, 2008, January 31, 2009 and January 30, 2010 have been derived from our audited financial statements that have not been included in this prospectus. The selected statement of operations and cash flows data for each of the thirteen weeks ended April 30, 2011 and April 28, 2012 and the selected balance sheet data as of April 30, 2011 and April 28, 2012 have been derived from unaudited financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read this selected financial data in conjunction with the financial statements and accompanying notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

We operate on a fiscal calendar that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31st of the following year. The reporting periods contained in our audited financial statements included in this prospectus contain 52 weeks of operations in fiscal 2007, 2008, 2009, 2010 and 2011. The quarterly reporting periods contained in the unaudited financial statements included in this prospectus consist of 13-week periods ended on April 30, 2011 and April 28, 2012.

	Fiscal Year					Thirteen Weeks Ended
	2007	2008	2009	2010	2011	April 30, 2011	April 28, 2012
	(in thousands, except total stores, share and per share data)
Statement of Operations Data:
Net sales	$66,411	$89,466	$125,135	$197,189	$297,113	$47,427	$71,829
Cost of goods sold	48,758	64,155	85,040	131,046	192,252	32,840	48,809

Gross profit	17,653	25,311	40,095	66,143	104,861	14,587	23,020
Selling, general and administrative expenses(1)	20,935	26,930	33,217	54,339	78,640	12,926	24,985

Operating (loss) income	(3,282)	(1,619)	6,878	11,804	26,221	1,661	(1,965)
Interest expense (income), net	208	131	73	28	(16)	(3)	(37)

(Loss) income before income taxes	(3,490)	(1,750)	6,805	11,776	26,237	1,664	(1,928)
Income tax expense (benefit)	—	—	(4,853)	4,753	10,159	665	(771)

Net (loss) income	(3,490)	(1,750)	11,658	7,023	16,078	999	(1,157)
Series A 8% convertible preferred stock cumulative dividends	—	—	—	(4,507)	(15,913)	(3,869)	(4,168)
Accretion of redeemable convertible preferred stock	(1,605)	(2,881)	(4,250)	(3,329)	—	—	—

Net (loss) income available to shareholders	(5,095)	(4,631)	7,408	(813)	165	(2,870)	(5,325)
Less: Net income attributable to participating securities	—	—	(3,365)	—	(109)	—	—

Net income (loss) available to common shareholders	$(5,095)	$(4,631)	$4,043	$(813)	$56	$(2,870)	$(5,325)

Per Share Data:
Basic (loss) income per common share(2)	$(0.23)	$(0.22)	$0.19	$(0.03)	$—	$(0.06)	$(0.11)

	Fiscal Year					Thirteen Weeks Ended
	2007	2008	2009	2010	2011	April 30, 2011	April 28, 2012
	(in thousands, except total stores, share and per share data)
Diluted (loss) income per common share(2)	$(0.23)	$(0.22)	$0.19	$(0.03)	$—	$(0.06)	$(0.11)
Dividends declared per common share	$—	$—	$—	$4.58	$—	—	—
Weighted average shares outstanding:
Basic shares	21,829,611	21,438,516	21,539,917	27,954,322	45,964,159	45,664,835	47,458,718
Diluted shares	21,829,611	21,438,516	21,539,917	27,954,322	45,965,631	45,664,835	47,458,718
Unaudited pro forma net income (loss)(3)					$14,159		$(1,619)
Unaudited pro forma basic income (loss) per common share(3)
Unaudited pro forma diluted income (loss) per common share(3)
Unaudited pro forma weighted average shares outstanding:
Basic shares
Diluted shares

	Fiscal Year					Thirteen Weeks Ended
	2007	2008	2009	2010	2011	April 30, 2011	April 28, 2012
	(in thousands, except total stores, share and per share data)
Statement of Cash Flows Data:
Net cash (used in) provided by:
Operating activities	$(1,219)	$3,671	$9,227	$15,045	$46,695	$1,581	$(23,698)
Investing activities	$(5,021)	$(5,988)	$(7,285)	$(14,883)	$(18,558)	$(4,576)	$(4,801)
Financing activities	$6,641	$10,900	$(145)	$(445)	$1,003	$(27)	$1,709
Other Operating and Financial Data:
Total stores at end of period	67	82	102	142	192	145	199
Comparable store sales growth	5.4%	5.8%	12.1%	15.6%	7.9%	7.6%	10.4%
Average net sales per store(4)	$1,037	$1,185	$1,302	$1,542	$1,658	$326	$368
Adjusted EBITDA(5)	$(285)	$2,285	$11,088	$25,798	$42,377	$3,732	$6,625
Capital expenditures	$5,033	$5,991	$7,285	$14,883	$18,558	$4,576	$4,801
Adjusted EBITDA Reconciliation:
Net (loss) income	$(3,490)	$(1,750)	$11,658	$7,023	$16,078	$999	$(1,157)
Interest expense (income), net	208	131	73	28	(16)	(3)	(37)
Income tax (benefit) expense	—	—	(4,853)	4,753	10,159	665	(771)
Depreciation and amortization	2,115	2,799	3,660	4,805	7,071	1,434	2,107

EBITDA(6)	(1,167)	1,180	10,538	16,609	33,292	3,095	142
Non-contractual executive bonus expense(7)	—	—	—	—	6,087	—	—
Deferred rents(8)	608	297	232	1,164	1,401	258	110
Non-cash stock-based compensation and warrant expense(9)	199	329	274	2,332	1,246	319	6,373
Loss on disposal of assets(10)	16	169	5	288	273	—	—
Closed stores(11)	59	310	39	76	78	60	—
Transaction expense(12)	—	—	—	5,329	—	—	—

Adjusted EBITDA	$(285)	$2,285	$11,088	$25,798	$42,377	$3,732	$6,625

	As of
	February 2, 2008	January 31, 2009	January 30, 2010	January 29, 2011	January 28, 2012	April 30, 2011	April 28, 2012
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,056	$10,639	$12,436	$12,153	$41,293	9,131	14,503
Total current assets	15,261	26,533	35,335	45,942	92,249	55,625	89,051
Total current liabilities	13,303	10,522	10,983	18,215	49,942	29,356	36,186
Total long-term debt(13)	223	122	—	250	250	250	250
Total liabilities	19,255	18,331	20,036	33,524	72,431	45,484	64,402
Series A 8% convertible preferred stock	—	—	—	191,855	191,855	191,855	191,855
Series A redeemable convertible preferred stock	16,312	17,030	18,778	—	—	—	—
Series A-1 redeemable convertible preferred stock	—	16,008	18,510	—	—	—	—
Total shareholders’ deficit	(7,343)	(8,879)	(1,049)	(148,797)	(129,759)	(147,284)	(122,316)

(1)	Fiscal 2010 includes $5.3 million of expense related to the 2010 Transaction and fiscal 2011 includes $6.1 million of non-contractual executive bonus expense, as described in Note 7 to the Adjusted EBITDA Reconciliation. The thirteen weeks ended April 28, 2012 includes $5.9 million of stock-based compensation expense that relates to the cancellation of certain stock options, in exchange for the grant of restricted shares, as described in Note 5 in our unaudited financial statements.
(2)	Please see Note 2 in both our annual and quarterly financial statements, included elsewhere in this prospectus, for an explanation of per share calculations.
(3)	Pro forma information is unaudited and is prepared in accordance with Article 11 of Regulation S-X.

Pro forma net income gives effect to: (i) income attributable to participating securities; (ii) cumulative dividends related to Series A 8% convertible preferred stock; and (iii) the Financing Transactions, including the repayment of $50 million of outstanding indebtedness under the new term loan facility with the IPO proceeds.

The following is a reconciliation of historical net income to unaudited pro forma net income:

	Fiscal Year 2011	Thirteen Weeks Ended April 28, 2012
Net income (loss) available to common shareholders	$56	$(5,325)
Add:
Net income attributable to participating securities	109	—
Series A 8% Convertible Preferred Stock cumulative dividend	15,913	4,168
Less:
Interest expense, net of tax	(1,616)	(386)
Amortization of deferred financing fees, net of tax	(303)	(76)

Pro forma net income (loss)	$14,159	$(1,619)

Pro forma per share data gives effect to (i) the Financing Transactions; (ii) the conversion of our outstanding shares of Series A 8% convertible preferred stock into shares of common stock in connection with the closing of this offering and (iii) the number of shares whose proceeds will be used to repay $50.0 million of the outstanding indebtedness under the term loan facility.

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

	Fiscal Year 2011	Thirteen Weeks Ended April 28, 2012
Shares used in computing basic net (loss) income per common share	45,964,159	47,458,718
Adjustment for assumed conversion of preferred stock	89,291,773	89,291,773

Adjustment for shares used to repay outstanding indebtedness under the term loan facility
Basic pro forma weighted average common shares outstanding

Dilutive effect of securities
Diluted pro forma weighted average common shares outstanding

(4)	Only includes stores open during the full fiscal year.
(5)	Adjusted EBITDA is defined as EBITDA (as defined below), further adjusted to exclude non-cash, non-recurring and other items not related to ongoing performance, such as non-contractual executive bonus expense, deferred rents, non-cash stock-based compensation and warrant expense, loss on disposal of assets, EBITDA for closed stores and expense related to the 2010 Transaction. We have presented Adjusted EBITDA because we believe that the exclusion of these items is appropriate to provide additional information to investors about our ongoing operating performance excluding certain non-cash and other items not related to ongoing performance and as a means to evaluate our period-to-period results. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed to imply that our future results will be unaffected by any such adjustments. We have provided this information as a means to evaluate the results of our ongoing operations. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income prepared in accordance with GAAP. Adjusted EBITDA has similar limitations as an analytical tool to those set forth in Note 6 below related to the use of EBITDA, and you should not consider it in isolation or as substitute for analysis of our results as reported under GAAP. Some of these additional limitations to the use of Adjusted EBITDA are:

•

Adjusted EBITDA does not reflect the non-contractual executive bonus expense, deferred rents, non-cash stock-based compensation and warrant expense, loss on disposal of assets, EBITDA for closed stores and expense related to the 2010 Transaction; and

•	Adjusted EBITDA does not reflect certain other costs that may recur in future periods.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplemental measure.

(6)

EBITDA represents net income before interest expense (income), income taxes (benefit), depreciation and amortization. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under GAAP, and should not be considered as a substitute for net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, our future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	EBITDA does not reflect tax expense or the cash requirements necessary to pay tax obligations; and

•

Although depreciation and amortization are non-cash charges, the asset being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

(7)	Represents a non-contractual bonus to certain executive officers for performance in fiscal 2011 and associated tax expense.
(8)	Represents the non-cash portion of rent expense.
(9)	Represents non-cash stock-based compensation and warrant expense.
(10)	Represents asset write-offs for remodeled or closed stores.
(11)	Represents the EBITDA, excluding the non-cash portion of rent expense, for stores which management has made the decision to close, from the period in which the decision was made.
(12)	Represents expenses incurred in conjunction with the 2010 Transaction, including expenses related to the modification of certain stock options, professional fees and other employee compensation-related expense.
(13)	Includes capital lease obligations, less current portion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Financial and Other Data,” and the financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding expectations of our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year. References to “fiscal year 2011” or “fiscal 2011” refer to the fiscal year ended January 28, 2012, references to “fiscal year 2010” or “fiscal 2010” refer to the fiscal year ended January 29, 2011 and references to “fiscal year 2009” or “fiscal 2009” refer to the fiscal year ended January 30, 2010. Each of fiscal years 2011, 2010 and 2009 consisted of a 52-week period. The quarterly reporting periods contained in the unaudited consolidated financial statements included in this prospectus consist of thirteen weeks ended April 30, 2011 and April 28, 2012. Historical results are not necessarily indicative of the results to be expected for any future period and results for any interim period may not necessarily be indicative of the results that may be expected for a full year.

Overview

Five Below is a rapidly growing specialty value retailer offering a broad range of trend-right, high-quality merchandise targeted at the aspirational teen and pre-teen customer. We offer a dynamic, edited assortment of exciting products, all priced at $5 and below, including select brands and licensed merchandise across our category worlds.

Five Below was founded in 2002 by our Executive Chairman, David Schlessinger, and our President and Chief Executive Officer, Thomas Vellios, who recognized a market need for a fun and affordable shopping destination aimed at teens and pre-teens aspiring to be young adults.

We believe that our business model has resulted in strong financial performance irrespective of the economic environment. For the thirteen weeks ended April 28, 2012, our comparable store sales increased by 10.4%. For the same period in the prior year, our comparable store sales increased by 7.6%. Our net sales for the thirteen weeks ended April 18, 2012 were $71.8 million, an increase of 51.5%, from $47.4 million for the thirteen weeks ended April 30, 2011. Our operating income (loss) was $(2.0) million for the thirteen weeks ended April 28, 2012 compared to $1.7 million for the thirteen weeks ended April 30, 2011. We increased net sales from $125.1 million in fiscal 2009 to $297.1 million in fiscal 2011, representing a 54.1% compound annual growth rate. We increased operating income from $6.9 million to $26.2 million during this same time period, representing a compound annual growth rate of 95.3%. Our comparable store sales also increased by 12.1% in fiscal 2009, 15.6% in fiscal 2010 and 7.9% in fiscal 2011 with positive comparable store sales performance across all geographic regions and store-year classes. In addition, over the past two fiscal years we expanded our store base from 102 stores to 192 stores. As of April 28, 2012, our store base was 199 stores.

We expect to continue our strong growth in the future. By offering trend-right merchandise at a differentiated price point of $5 and below, our stores have been successful in varying geographic regions, population densities and real estate settings. We operate stores in 17 states in the Northeast, South and Midwest regions of the U.S. We are primarily present in power, community and lifestyle shopping centers across a variety of urban, suburban and semi-rural markets with minimum trade areas including 100,000 to 150,000 people in the specified market. We believe we have the opportunity to expand our store base in the U.S. from 199 locations in the eastern half of the U.S. at April 28, 2012, to more than 2,000 locations over approximately 20 years. Our ability to open profitable new stores depends on many factors, including our ability to identify suitable markets and sites; negotiate leases with acceptable terms; achieve brand awareness in the new markets; efficiently source and distribute additional merchandise; and achieve sufficient levels of cash flow and financing to support our expansion. Our planned store expansion may place increased demands on our operational, managerial, administrative and other resources. Managing our growth effectively will require us to continue to maintain adequate distribution capacity, information systems and other operational system capabilities, and to hire, train and retain store management and other qualified personnel. For further information see “Risk Factors—Risk Relating to our Business and Industry.”

We have a proven and highly profitable store model that has produced consistent financial results and returns. All of our current stores were profitable on a four-wall basis in fiscal 2011 and our new stores have achieved average payback periods of less than one year. Our new store model anticipates a target store size of 7,500 square feet that achieves annual sales of $1.5 million to $1.6 million in the first full year of operation. Our new store model also assumes an average new store investment of approximately $300,000. Our new store investment includes our store buildout (net of tenant allowances), inventory and cash pre-opening expenses.

Our planned store expansion will place increased demands on our operational, managerial, administrative and other resources. Managing our growth effectively will require us to continue to enhance our store management systems, financial and management controls and information systems. In addition, we will be required to hire, train and retain store management and store personnel.

Over the past 5 years we have invested a significant amount of capital in infrastructure and systems necessary to support our future growth and we expect to incur additional capital expenditures related to expansion of our infrastructure and systems in future periods. In fiscal 2010, we expanded our New Castle, Delaware distribution center, and in fiscal 2011, we relocated our corporate headquarters and upgraded our warehouse management and information systems. We have also identified the need to open a second distribution center in order to support our growth, which we expect to open in fiscal 2013. In addition, the timing and amount of investments in our infrastructure and systems could affect the comparability of our results of operations in future periods. The completion date and ultimate cost of future projects, including the new distribution center planned for fiscal 2013 could differ significantly from initial expectations due to construction-related or other reasons.

We believe our business strategy will continue to offer significant opportunity, but it also presents risks and challenges. These risks and challenges include, but are not limited to, that we may not be able to effectively identify and respond to changing trends and customer preferences, that we may not be able to find desirable locations for new stores and that we may not be able to effectively manage our future growth. In addition, our financial results can be expected to be directly impacted by substantial increases in product costs due to commodity cost increases or general inflation which could lead to a reduction in our sales as well as greater margin pressure as costs may not be able to be passed on to consumers. To date, changes in commodity prices and general inflation have not materially impacted our business. In response to increasing commodity prices or general inflation, we seek to minimize the impact of such events by sourcing our merchandise from different vendors and changing our product mix. See “Risk Factors” for a description of these and other important factors that could adversely impact us and our results of operations.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. These key measures include net sales, comparable store sales, gross profit, selling, general and administrative expenses, operating income, EBITDA and Adjusted EBITDA.

Net Sales

Net sales constitute gross sales net of merchandise returns for damaged or defective goods. Net sales consist of sales from comparable stores and non-comparable stores. Revenue from the sale of gift cards is deferred and not included in net sales until the gift cards are redeemed to purchase merchandise.

Our business is seasonal and as a result, our net sales fluctuate from quarter to quarter. Net sales are usually highest in the fourth fiscal quarter due to the year-end holiday season.

Comparable Store Sales

Comparable store sales include net sales from stores that have been open for at least 15 full months from their opening date.

Comparable stores include the following:

•	Stores that have been remodeled while remaining open;

•	Stores that have been relocated within the same trade area, to a location that is not significantly different in size, in which the new store opens at about the same time as the old store closes; and

•	Stores that have expanded, but are not significantly different in size, within their current locations.

For stores that are relocated or expanded, the following periods are excluded when calculating comparable store sales:

•	The period of construction and pre-opening during which the store is closed through:

¡	the last day of the fiscal year in which the store was relocated or expanded (for stores that increased significantly in size); or

¡	the last day of the fiscal month in which the store re-opens (for all other stores); and

•	The period beginning on the first anniversary of the date the store closed for construction through the first anniversary of the date the store re-opened.

There may be variations in the way in which some of our competitors and other retailers calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by other retailers. Non-comparable store sales are comprised of new store sales, sales for stores not open for a full 15 months, and sales from existing store relocation and expansion projects that were temporarily closed and not included in comparable store sales.

Measuring the change in fiscal year-over-year comparable store sales allows us to evaluate how our store base is performing. Various factors affect comparable store sales, including:

•	consumer preferences, buying trends and overall economic trends;

•	our ability to identify and respond effectively to customer preferences and trends;

•	our ability to provide an assortment of high-quality, trend-right and everyday product offerings that generate new and repeat visits to our stores;

•	the customer experience we provide in our stores;

•	the level of traffic near our locations in the power, community and lifestyle centers in which we operate;

•	competition;

•	changes in our merchandise mix;

•	pricing;

•	our ability to source and distribute products efficiently;

•	the timing of promotional events and holidays;

•	the timing of introduction of new merchandise and customer acceptance of new merchandise;

•	our opening of new stores in the vicinity of existing stores; and

•	the number of items purchased per store visit.

Opening new stores is an important part of our growth strategy. As we continue to pursue our growth strategy, we expect that a significant percentage of our net sales will continue to come from new stores not included in comparable store sales. Accordingly, comparable store sales is only one measure we use to assess the success of our growth strategy.

Cost of Goods Sold and Gross Profit

Gross profit is equal to our net sales less our cost of goods sold. Gross margin is gross profit as a percentage of our net sales. Cost of goods sold reflects the direct costs of purchased merchandise and inbound freight, as well as store occupancy, distribution and buying expenses. Store occupancy costs include rent, common area maintenance, utilities and property taxes for all store locations. Distribution costs include costs for receiving, processing, warehousing and shipping of merchandise to or from our distribution center and between store locations. Buying costs include compensation expense and other costs for our internal buying organization.

These costs are significant and can be expected to continue to increase as our company grows. The components of our cost of goods sold may not be comparable to the components of cost of goods sold or similar measures of our competitors and other retailers. As a result, data in this prospectus regarding our gross profit and gross margin may not be comparable to similar data made available by our competitors and other retailers.

The variable component of our cost of goods sold is higher in higher volume quarters because the variable component of our cost of goods sold generally increases as net sales increase. We regularly analyze the components of gross profit as well as gross margin. Any inability to obtain acceptable levels of initial markups, a significant increase in our use of markdowns, and a significant increase in inventory shrinkage or inability to generate sufficient sales leverage on the store occupancy, distribution and buying components of costs of goods sold could have an adverse impact on our gross profit and results of operations. Changes in the mix of our products may also impact our overall cost of goods sold.

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses are composed of payroll and other compensation, marketing and advertising expense, depreciation and amortization expense and other selling and administrative expenses. SG&A expenses as a percentage of net sales are usually higher in lower sales volume quarters and lower in higher sales volume quarters.

The components of our SG&A expenses may not be comparable to those of other retailers. We expect that our SG&A expenses will increase in future periods due to our continuing store growth and in part due to additional legal, accounting, insurance and other expenses we expect to incur as a result of being a public company. Among other things, we expect that compliance with the Sarbanes-Oxley Act of 2002 and related rules and regulations could result in significant incremental legal, accounting and other overhead costs. In addition, any increase in future stock option or other stock-based grants or modifications will increase our stock-based compensation expense included in SG&A.

Operating Income

Operating income equals gross profit less SG&A expenses. Operating income excludes interest expense or income and income tax expense or benefit. We use operating income as an indicator of the productivity of our business and our ability to manage SG&A expenses. Operating income percentage measures operating income as a percentage of our net sales.

EBITDA and Adjusted EBITDA

We define EBITDA as net income (loss) before interest expense (income), income taxes (benefit), depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain non-cash, non-recurring items and other items not relating to ongoing performance. We caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate EBITDA or Adjusted EBITDA in the same manner. We present EBITDA in this prospectus because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We present Adjusted EBITDA in this prospectus as a further supplemental measure of our performance. For a discussion of our use of EBITDA and Adjusted EBITDA and a reconciliation to net income, please refer to “Prospectus Summary—Summary Financial and Other Data” and “Selected Financial and Other Data.”

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of our net sales.

	Fiscal Year			Thirteen weeks ended
	2009	2010	2011	April 30, 2011	April 28, 2012
	(in thousands, except total stores)
Statements of Operations Data:
Net sales	$125,135	$197,189	$297,113	$47,427	$71,829
Cost of goods sold	85,040	131,046	192,252	32,840	48,809

Gross profit	40,095	66,143	104,861	14,587	23,020
Selling, general and administrative expenses(1)	33,217	54,339	78,640	12,926	24,985

Operating income (loss)	6,878	11,804	26,221	1,661	(1,965)
Interest expense (income), net	73	28	(16)	(3)	(37)

Income (loss) before income taxes	6,805	11,776	26,237	1,664	(1,928)
Income tax (benefit) expense	(4,853)	4,753	10,159	665	(771)

Net income (loss)	$11,658	$7,023	$16,078	$999	$(1,157)

Percentage of Net Sales:
Net sales	100%	100%	100%	100%	100%
Cost of goods sold	68.0%	66.5%	64.7%	69.2%	68.0%

Gross profit	32.0%	33.5%	35.3%	30.8%	32.0%
Selling, general and administrative expenses(1)	26.5%	27.6%	26.5%	27.3%	34.8%

Operating income (loss)	5.5%	6.0%	8.8%	3.5%	(2.7%)
Interest expense (income), net	0.1%	—%	—%	—%	(0.1%)

Income (loss) before income taxes	5.4%	6.0%	8.8%	3.5%	(2.7%)
Income tax (benefit) expense	(3.9%)	2.4%	3.4%	1.4%	(1.1%)

Net income (loss)	9.3%	3.6%	5.4%	2.1%	(1.6%)

Operational Data:
Total stores at end of period	102	142	192	145	199
Comparable stores sales growth	12.1%	15.6%	7.9%	7.6%	10.4%
Average net sales per store(2)	$1,302	$1,542	$1,658	$326	$368

(1)	Fiscal 2010 includes $5.3 million of expense related to the 2010 Transaction and fiscal 2011 includes $6.1 million of non-contractual executive bonus expense, as described in Note 7 under “Selected Financial and Other Data.” The thirteen weeks ended April 28, 2012 includes $5.9 million of stock-based compensation expense that relates to the cancellation of certain stock options, in exchange for the grant of restricted shares, as described in Note 5 in our unaudited quarterly financial statements.
(2)	Only includes stores open during the full fiscal year.

Thirteen Weeks Ended April 28, 2012 Compared to the Thirteen Weeks Ended April 30, 2011

Net Sales

Net sales increased from $47.4 million in the thirteen weeks ended April 30, 2011 to $71.8 million in the thirteen weeks ended April 28, 2012, an increase of $24.4 million, or 51.5%. The increase was the result of a comparable store sales increase of $4.8 million and a non-comparable store sales increase of $19.6 million. During the thirteen weeks ended April 28, 2012, we opened 7 new stores. We plan to open approximately 43 additional stores during the remainder of the fiscal year. New store openings are the primary driver for our increase in non-comparable store sales.

Comparable store sales increased 10.4% for the thirteen weeks ended April 28, 2012 compared to the thirteen weeks ended April 30, 2011. This increase resulted from an increase of approximately 10.3% in the number of transactions in our stores and an increase in the average dollar value of transactions of approximately 0.1%.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased from $32.8 million in the thirteen weeks ended April 30, 2011 to $48.8 million in the thirteen weeks ended April 28, 2012, an increase of $16.0 million, or 48.6%. The increase in cost of goods sold was primarily the result of a $12.2 million increase in the direct costs of goods resulting from an increase in sales and a $2.7 million increase in store occupancy as a result of new store openings.

Gross profit increased from $14.6 million in the thirteen weeks ended April 30, 2011 to $23.0 million in the thirteen weeks ended April 28, 2012, an increase of $8.4 million, or 57.8%. Gross margin increased from 30.8% in the thirteen weeks ended April 30, 2011 to 32.0% for the thirteen weeks ended April 28, 2012, an increase of 129 basis points. The increase in gross margin was primarily the result of a 48 and 93 basis point increase from distribution and store occupancy expense, respectively, reducing as a percentage of sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from $12.9 million in the thirteen weeks ended April 30, 2011 to $25.0 million in the thirteen weeks ended April 28, 2012, an increase of $12.1 million, or 93.3%. As a percentage of net sales, selling, general and administrative expenses increased 753 basis points to 34.8% in the thirteen weeks ended April 28, 2012 compared to 27.3% in the thirteen weeks ended April 30, 2011. The increase in selling, general and administrative expense was primarily the result of increases of $5.9 million of stock-based compensation expense associated with the cancellation of certain stock options in exchange for the grant of restricted shares, $3.9 million of store-related expenses to support new store growth and $1.2 million in corporate related expense.

Income Tax Expense (Benefit)

Income tax was an expense for the thirteen weeks ended April 30, 2011 of $0.7 million compared to a benefit of $0.8 million for the thirteen weeks ended April 28, 2012, a decrease of $1.4 million, or (215.9)%. This decrease in income tax was primarily the result of a $3.6 million decrease in pre-tax income. Our effective tax rate was 40.0% during both the thirteen weeks ended April 30, 2011 and April 28, 2012. For the remainder of fiscal 2012, we believe our effective tax rate will be approximately 40.0%.

Net Income

As a result of the foregoing, net income decreased from $1.0 million in the thirteen weeks ended April 30, 2011 to a net loss of $1.2 million in the thirteen weeks ended April 28, 2012, a decrease of $2.2 million, or (215.8)%.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net Sales

Net sales increased from $197.2 million in fiscal year 2010 to $297.1 million in fiscal year 2011, an increase of $99.9 million, or 50.7%. The increase was the result of a comparable store sales increase of $13.1 million and a non-comparable store sales increase of $86.8 million. In fiscal year 2011, we opened a net of 50 new stores compared to a net of 40 new stores in fiscal year 2010. New store openings are the primary driver for our increase in non-comparable store sales.

Comparable store sales increased 7.9% for fiscal year 2011 compared to fiscal year 2010. This increase resulted from an increase of approximately 6.1% in the number of transactions in our stores and an increase in the average dollar value of transactions of approximately 1.8%.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased from $131.0 million in fiscal year 2010 to $192.3 million in fiscal year 2011, an increase of $61.2 million, or 46.7%. The increase in cost of goods sold was primarily the result of a $48.2 million increase in the direct costs of goods resulting from an increase in sales and a $9.7 million increase in store occupancy as a result of new store openings.

Gross profit increased from $66.1 million in fiscal year 2010 to $104.9 million in fiscal year 2011, an increase of $38.7 million, or 58.5%. Gross margin increased from 33.5% in fiscal year 2010 to 35.3% for fiscal year 2011, an increase of 180 basis points. The increase in gross margin was primarily the result of a 102 and 64 basis point increase from buying and store occupancy expense, respectively, reducing as a percentage of sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from $54.3 million in fiscal year 2010 to $78.6 million in fiscal year 2011, an increase of $24.3 million, or 44.7%. As a percentage of net sales, selling, general and administrative expenses decreased 110 basis points to 26.5% in fiscal year 2011 compared to 27.6% in fiscal year 2010. The increase in selling, general and administrative expense was primarily the result of increases of $17.4 million of store-related expenses to support new store growth and $6.0 million of a non-contractual bonus to certain executive officers for performance in fiscal 2011, which was partially offset by a decrease of $5.3 million in expense related to the 2010 Transaction, including compensation cost associated with the modification of certain stock options.

Income Tax Expense

Income tax expense increased from $4.8 million in fiscal year 2010 to $10.2 million in fiscal year 2011, an increase of $5.4 million, or 113.7%. This increase in income tax expense was primarily the result of a $14.5 million increase in pre-tax net income. Our effective tax rate decreased from 40.4% in fiscal year 2010 to 38.7% in fiscal year 2011. For fiscal 2012, we believe our effective tax rate will be approximately 40%.

Net Income

As a result of the foregoing, net income increased from $7.0 million in fiscal year 2010 to $16.1 million in fiscal year 2011, an increase of $9.1 million, or 128.9%.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net Sales

Net sales increased from $125.1 million in fiscal year 2009 to $197.2 million in fiscal year 2010, an increase of $72.1 million, or 57.6%. The increase was the result of a comparable store sales increase of $16.8 million and a non-comparable store sales increase of $55.3 million. In fiscal year 2010, we opened a net of 40 new stores compared to a net of 20 new stores in fiscal year 2009. New store openings are the primary driver for our increase in non-comparable store sales.

Comparable store sales increased 15.6% for fiscal year 2010 compared to fiscal year 2009. This increase resulted from an increase of approximately 14.9% in the number of transactions in our stores and an increase in the average dollar value of transactions of approximately 0.7%.

Cost of Goods Sold and Gross Profit

Cost of goods sold increased from $85.0 million in fiscal year 2009 to $131.0 million in fiscal year 2010, an increase of $46.0 million, or 54.1%. The increase in cost of goods sold was primarily the result of a $34.4 million increase in the direct costs or goods resulting from an increase in sales and a $6.6 million increase in store occupancy as a result of new store openings.

Gross profit increased from $40.1 million in fiscal year 2009 to $66.1 million in fiscal year 2010, an increase of $26.0 million, or 65.0%. Gross margin increased from 32.0% for fiscal year 2009 to 33.5% for fiscal year 2010, an increase of 150 basis points. The increase in gross margin was primarily the result of a 137 basis point increase from store occupancy expense reducing as a percentage of sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from $33.2 million in fiscal year 2009 to $54.3 million in fiscal year 2010, an increase of $21.1 million, or 63.6%. As a percentage of net sales, selling, general and administrative expenses increased 110 basis points to 27.6% in fiscal year 2010 compared to 26.5% in fiscal year 2009. The increase in selling, general and administrative expenses was primarily the result of increases of $11.3 million of store-related expense to support new store growth and $5.3 million of expense related to the 2010 Transaction, including compensation cost associated with the modification of certain stock options.

Income Tax Expense (Benefit)

Income taxes increased from a tax benefit of $4.9 million in fiscal year 2009 to a tax expense of $4.8 million in fiscal year 2010. This increase in income tax expense was primarily the result of a reversal of a $7.4 million deferred tax valuation allowance in fiscal 2009. Our effective tax rate changed from (71.3%) in fiscal year 2009 to 40.4% in fiscal year 2010.

Net Income

As a result of the foregoing, net income decreased from $11.7 million in fiscal year 2009 to $7.0 million in fiscal year 2010, a decrease of $4.6 million, or 39.8%.

Quarterly Results of Operations and Seasonality

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of our annual results and our net sales. In our opinion, this unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented. You should read this information in conjunction with our audited financial statements and the related notes appearing elsewhere in this prospectus. Operating results for any fiscal quarter are not necessarily indicative of results for the full year.

	Fiscal Year 2010				Fiscal Year 2011				Fiscal Year 2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(unaudited)
	(in thousands, except percentages and other operating data)

Net sales	$31,625	$42,375	$41,459	$81,730	$47,427	$61,966	$61,895	$125,825	$71,829
Gross profit	9,146	13,959	9,983	33,055	14,587	20,011	18,373	51,890	23,020
Operating income (loss) (1)	202	1,686	(6,173)	16,089	1,661	3,688	739	20,133	(1,965)
Net income (loss)	$129	$1,004	$(3,678)	$9,568	$999	$2,212	$440	$12,427	$(1,157)
Percentage of Annual Results:
Net sales	16.1%	21.5%	21.0%	41.4%	16.0%	20.9%	20.8%	42.3%
Gross profit	13.8%	21.1%	15.1%	50.0%	13.9%	19.1%	17.5%	49.5%
Operating income (loss) (1)	1.7%	14.3%	(52.3%)	136.3%	6.3%	14.1%	2.8%	76.8%
Net income (loss)	1.8%	14.3%	(52.4%)	136.3%	6.2%	13.8%	2.7%	77.3%
Percentage of Net Sales:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	28.9%	32.9%	24.1%	40.4%	30.8%	32.3%	29.7%	41.2%	32.0%
Operating income (loss) (1)	0.6%	4.0%	(14.9%)	19.7%	3.5%	6.0%	1.2%	16.0%	(2.7%)
Net income (loss)	0.4%	2.4%	(8.9%)	11.7%	2.1%	3.6%	0.7%	9.9%	(1.6%)
Other Operating Data:
Total stores at end of period	105	115	138	142	145	168	189	192	199
Comparable store sales growth	22.8%	26.5%	15.9%	6.3%	7.6%	0.7%	7.6%	12.1%	10.4%

(1)	The third quarter of fiscal year 2010 includes $5.3 million of expense related to the 2010 Transaction. The fourth quarter of fiscal year 2011 includes $6.1 million of non-contractual executive bonus expense, as described in Note 7 under “Selected Financial and Other Data.” The first quarter of fiscal year 2012 includes $5.9 million of expense related to the cancellation of certain stock options in exchange for the grant of restricted shares.

Our business is seasonal in nature and demand is generally the highest in the fourth fiscal quarter due to the year-end holiday season. To prepare for the holiday season, we must order and keep in stock more merchandise than we carry during other parts of the year. We expect inventory levels, along with an increase in accounts payable and accrued expenses, generally to reach their highest levels in the third and fourth fiscal quarters in anticipation of the increased net sales during the year-end holiday season. As a result of this seasonality, and generally because of variation in consumer spending habits, we experience fluctuations in net sales and working capital requirements during the year.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash flows from operations, historical equity financings and borrowings under our revolving credit facility. Our primary cash needs are for capital expenditures and working capital.

Capital expenditures typically vary depending on the timing of new store openings and infrastructure-related investments. We plan to make capital expenditures of approximately $20.0 million in fiscal 2012 and approximately $23.0 million in fiscal 2013. We expect to devote approximately $15.0 million of our capital expenditure budget in fiscal 2012 to construct and open 50 new stores and a new distribution center, which will continue into fiscal 2013, with the remainder projected to be spent on corporate infrastructure and store relocations and remodels.

Our primary working capital requirements are for the purchase of store inventory and payment of payroll, rent, other store operating costs and distribution costs. Our working capital requirements fluctuate during the year, rising in the third and fourth fiscal quarters as we take title to increasing quantities of inventory in anticipation of our peak, year-end holiday shopping season in the fourth fiscal quarter. Fluctuations in working capital are also driven by the timing of new store openings.

Historically, we have funded our capital expenditures and working capital requirements during the fiscal year with cash on hand and borrowings under our revolving credit facility. We did not have any direct borrowings under our revolving credit facility at any point during fiscal 2011. When we have used our revolving credit facility, the amount of indebtedness outstanding under it has tended to be the highest in the beginning of the fourth quarter of each fiscal year. Over the past three fiscal years, to the extent that we have drawn on the facility, we have paid down the borrowings before the end of the fiscal year with cash generated during our peak selling season in the fourth quarter.

Based on our growth plans, we believe that our cash position, net cash provided by operating activities and availability under our revolving credit facility will be adequate to finance our planned capital expenditures and working capital requirements during fiscal 2012 and 2013. If cash flows from operations and borrowings under our revolving credit facility are not sufficient or available to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance that equity or debt financing will be available to us when we need it or, if available, that the terms will be satisfactory to us and not dilutive to our then-current shareholders.

Cash Flows

A summary of our cash flows from operating, investing and financing activities is presented in the following table:

	Fiscal Year			Thirteen Weeks Ended
	2009	2010	2011	April 30, 2011	April 28, 2012
	(in millions)
Net cash provided by (used in) operating activities	$9.2	$15.0	$46.7	$1.6	$(23.7)
Net cash used in investing activities	(7.3)	(14.9)	(18.6)	(4.6)	(4.8)
Net cash provided by (used in) financing activities	(0.1)	(0.4)	1.0	—	1.7

Net increase (decrease) during period in cash and cash equivalents	$1.8	$(0.3)	$29.1	$(3.0)	$(26.8)

Cash (Used in) Provided by Operating Activities

Net cash used in operating activities for the thirteen weeks ended April 28, 2012 was $23.7 million, a decrease of $25.3 million compared to the thirteen weeks ended April 30, 2011. The increase in net cash used in operating activities was primarily the result of the change in income taxes paid of $8.7 million, the settlement of $7.9 million of book overdrafts that were outstanding at January 28, 2012 and the payment of $6.0 million of non-contractual bonuses to certain executive officers for performance which were accrued at January 28, 2012.

Net cash provided by operating activities for fiscal 2011 was $46.7 million, an increase of $31.7 million compared to fiscal 2010. The increase in net cash provided by operating activities was primarily driven by an increase in operating income and the reclassification of $7.9 million in book overdrafts as accounts payable, due to the timing of bank settlement. The primary driver of the increase in our operating income is the addition of our new stores. During fiscal 2011, we added 50 stores and we expect to add approximately 50 stores in fiscal 2012, with the majority of new stores opening prior to the beginning of the fourth quarter. Further, we will pay $8.9 million of taxes payable and $6.0 million related to non-contractual bonuses to certain executive officers for performance which were accrued at January 28, 2012.

Net cash provided by operating activities for fiscal 2010 was $15.0 million, an increase of $5.8 million compared to fiscal 2009. The increase was primarily driven by an increase in operating income and a decrease in payments on accounts payable due to the timing of vendor payments at fiscal 2010 year-end. The increase in operating income was primarily driven by the addition of 40 stores in fiscal 2010, with the majority of new stores opening prior to the beginning of the fourth quarter. Partially offsetting these increases were an increase in inventory purchases to support our growth.

Cash Used in Investing Activities

Net cash used in investing activities for the thirteen weeks ended April 28, 2012 was $4.8 million, an increase of $0.2 million compared to the thirteen weeks ended April 30, 2011 related solely to capital expenditures. The increase in capital expenditures was primarily for our new store construction and corporate infrastructure.

Net cash used in investing activities for fiscal 2011 was $18.6 million, an increase of $3.7 million compared to fiscal 2010 and related solely to capital expenditures. The increase in capital expenditures was primarily for corporate infrastructure and our distribution facility. We estimate capital expenditures in 2012 to be $15.0 million.

Net cash used in investing activities for fiscal 2010 was $14.9 million, an increase of $7.6 million compared to fiscal 2009 and related solely to capital expenditures. The increase in capital expenditures was primarily for our new store construction and distribution facility.

Cash (Used in) Provided by Financing Activities

Net cash provided by financing activities for the thirteen weeks ended April 28, 2012 was $1.7 million, an increase of $1.7 million compared to the thirteen weeks ended April 30, 2011. The increase in net cash provided by financing activities was primarily the result of $1.5 million of excess tax benefit related to restricted shares.

Net cash (used in) provided by financing activities for fiscal 2009, 2010 and 2011, was $(0.1) million, $(0.4) million and $1.0 million, respectively. Fiscal 2011 cash flows provided by financing activities was primarily the result of proceeds of $1.1 million from the issuance of common stock. Fiscal 2010 cash flows used in financing activities were primarily the result of dividends paid to our common shareholders of $192.4 million and the redemption of warrants of $10.2 million, partially offset by net proceeds from the issuance of shares of our preferred stock of $191.9 million, proceeds from the exercise and prepayment of warrants and options to purchase common stock of $6.9 million, and the related excess tax benefit of $3.2 million. The $192.4 million dividend, together with the $4.3 million classified as compensation expense, comprised the 2010 dividend. Fiscal 2009 cash flows used in financing activities were primarily the result of payments under capital lease agreements of $0.2 million, partially offset by proceeds from the exercise of warrants and options to purchase common stock of $0.1 million.

On May 16, 2012, we entered into a $100.0 million term loan facility with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders, which we refer to as the term loan facility. We used the net proceeds from the term loan facility and cash on hand to pay a dividend totaling approximately $99.5 million on all outstanding shares of our common stock and Series A 8% convertible preferred stock.

Financing Transactions

On May 16, 2012, we entered into a $100.0 million term loan facility with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders, which we refer to as the term loan facility. We used the net proceeds from the term loan facility and cash on hand to pay the 2012 Dividend totaling approximately $99.5 million on all outstanding shares of our common stock and Series A 8% convertible preferred stock. On the same day, we amended and restated our existing senior secured revolving credit facility with Wells Fargo Bank, National Association, which is described below under “—Line of Credit.” We refer to the term loan facility, the revolving credit facility, as amended and restated, and related transactions as the “Financing Transactions.”

The term loan facility provides for a term loan of $100.0 million and matures on the earlier of (i) May 16, 2015 and (ii) the date on which such facility is accelerated following the occurrence of an event of default; provided, that if no initial public offering occurs prior to May 16, 2013, the term loan facility shall mature on the earlier of (x) May 16, 2014 and (y) the date on which such facility is accelerated following the occurrence of an event of default. The term loan facility provides for interest on borrowings, at our option, at an alternate base rate which is the greater of (a) the administrative agent’s prime rate in effect on such day and (b) the federal funds effective rate in effect on such day plus 0.50% with a 2.00% floor, plus a margin of 3.25%, or a LIBOR-based rate with a 1.00% floor plus a margin of 4.25%; provided, that if no initial public offering occurs prior to May 16, 2013 and our consolidated net leverage ratio is greater than 2.00 to 1.00, the applicable margin for the alternate base rate shall be 4.75% and for the LIBOR-based rate shall be 5.75%.

The credit agreement for the term loan facility includes a financial covenant of a maximum consolidated net leverage ratio.

The credit agreement for the term loan facility also includes customary negative and affirmative covenants including, among others, limitations on our ability to: (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or other restricted payments; (vi) engage in mergers or consolidations; or (vii) change our business.

The term loan facility is subject to repayment upon our receipt of certain proceeds, including those from the sale of certain assets, insurance proceeds and indebtedness not otherwise permitted. The term loan facility is also subject to repayment of $50.0 million upon our receipt of proceeds from this offering.

Amounts under the credit agreement may become due upon certain events of default including, among others, failure to comply with the credit agreement’s covenants, bankruptcy, default on certain other indebtedness or a change in control. The default rate under the term loan facility is 2.00% per annum.

All obligations under the term loan facility are secured by substantially all of our assets.

As of May 23, 2012, we were in compliance with the financial covenant and other covenants applicable to us under the credit agreement.

Line of Credit

On August 18, 2006, we entered into a Loan and Security Agreement with Wachovia Bank National Association (predecessor in interest to Wells Fargo Bank, National Association) that included a revolving line of credit with advances tied to a borrowing base. The revolving credit facility was amended and restated on January 28, 2010 and later amended on October 14, 2010 and November 12, 2010. During fiscal year 2011, we had no borrowings under the revolving credit facility and we had approximately $20.0 million available on the line of credit for borrowings at January 28, 2012 based on the borrowing base. During fiscal year 2010, the maximum borrowings and weighted average interest rate under the revolving credit facility were $8.2 million and 4.85%, respectively, and interest expense was $53,267. During fiscal year 2009, we had no borrowings under the revolving credit facility.

The revolving credit facility was amended and restated again on May 16, 2012. The revolving credit facility allows maximum borrowings of $20.0 million and expires on the earliest to occur of (i) May 16, 2017, (ii) the date which is 45 days prior to the maturity date of the term loan facility or (iii) upon the occurrence of an event of default. The revolving credit facility may be increased to $30.0 million upon certain conditions. The revolving credit facility includes a $5.0 million sublimit for the issuance of letters of credit. The borrowing base is 90% of eligible credit card receivables plus 90% of the net recovery percentage of eligible inventory less established reserves.

The revolving credit facility provides for interest on borrowings, at our option, at (a) a prime rate plus a margin of (i) 0.75% if excess availability is greater than or equal to 75%, (ii) 1.0% if excess availability is less than 75% but greater than or equal to 33% or (iii) 1.25% if excess availability is less than 33% or (b) a LIBOR-based rate plus a margin of (i) 1.75% if excess availability is greater than or equal to 75%, (ii) 2.00% if excess availability is less than 75% but greater than or equal to 33% or (iii) 2.25% if excess availability is less than 33%. The revolving credit facility further provides for a letter of credit fee equal to the LIBOR-based rate plus (x) 1.75% if excess availability is greater than or equal to 75%, (y) 2.00% if excess availability is less 75% but greater than or equal to 33% or (z) 2.25% if excess availability is less than 33%. The revolving credit facility also contains an unused credit facility fee of 0.375% per annum and is subject to a servicing fee of $12,000 per year.

The Second Amended and Restated Loan and Security Agreement includes a covenant which requires us to maintain minimum excess collateral availability of no less than the greater of (i) 10% of the then effective maximum credit and (ii) $3.0 million.

The Second Amended and Restated Loan and Security Agreement also includes customary negative and affirmative covenants including, among others, limitations on our ability to (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or other restricted payments; (vi) engage in mergers or consolidations; or (vii) change our business.

Additionally, the revolving credit facility is subject to payment upon our receipt of certain proceeds, including those from the sale of certain assets and is subject to an increase in the interest rate on borrowings and the letter of credit fee of 2.0% upon an event of default. Amounts under the Second Amended and Restated Loan and Security Agreement may become due upon certain events of default including among others, failure to comply with the Second Amended and Restated Loan and Security Agreement’s covenants, bankruptcy, default on certain other indebtedness or a change in control.

All obligations under the revolving credit facility are secured by substantially all of our assets.

As of May 23, 2012, we were in compliance with the covenants applicable to us under the Loan and Security Agreement.

2010 Transaction

On October 14, 2010, Advent and Sargent Family Investment, LLC, a limited liability company controlled by Ronald Sargent, one of our board members, invested $192.9 million and $1.1 million, respectively, in Five Below in consideration for 88,785,489 and 506,284 shares of our Series A 8% convertible preferred stock, respectively, and, as a result of such investment, Advent acquired a majority interest in us. In connection with this transaction, all of our outstanding shares of preferred stock on October 13, 2010 were converted into shares of our common stock and all of our then outstanding options and warrants were exercised or exchanged for restricted or unrestricted shares of our common stock. We used the proceeds of this investment as well as cash on hand to pay a special dividend to the holders of our common stock on October 14, 2010. The aggregate amount of such dividend was approximately $196.7 million, or $4.58 per share. Please see “Certain Relationships and Related Party Transactions—Investment by Advent” for more discussion of this transaction.

Critical Accounting Policies and Estimates

We have identified the policies below as critical to our business operations and understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” where such policies affect our reported and expected financial results. Our financial statements, which have been prepared in accordance with US generally accepted accounting principles, require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. For a detailed discussion on the application of these and other accounting policies, See Note 1 in our annual financial statements included elsewhere in this prospectus.

Inventories

Inventories consist of finished goods purchased for resale, including freight, and are stated at the lower of cost or market value, at the individual product level. Cost is determined on a weighted average cost method which approximates a FIFO (first-in, first-out) basis. The market value used in the lower of cost or market analysis is subject to the effects of consumer demands, customer preferences and the broader economy. The effects of the previously listed criteria are not controllable by management. Our management reviews inventory levels in order to identify obsolete and slow-moving merchandise as these factors can indicate a decline in the market value of inventory on hand. Inventory cost is reduced when the selling price less costs of disposal is below cost. We accrue an estimate for inventory shrink for the period between the last physical count and the balance sheet date. The shrink estimate can be affected by changes in merchandise mix and changes in actual shrink trends. These estimates are derived using available data and our historical experience. Our estimates may be impacted by changes in certain underlying assumptions and may not be indicative of future activity.

Impairment of Long-Lived Assets

In accordance with Accounting Standards Codification (ASC) Topic 360, Property, Plant and Equipment, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a store level. Assets are reviewed for impairment using factors including, but not limited to, our future operating plans and projected cash flows. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, then an impairment charge is recognized as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is based on discounted future cash flows of the asset using a discount rate commensurate with the risk. In the event of a store closure, we will record an impairment charge, if appropriate, or accelerate depreciation over the revised useful life of the asset. Based on the analysis performed, our management believes that there was no impairment of long-lived assets for each of the 2009, 2010 and 2011 fiscal years. The impairment loss analysis requires management to apply judgment and make estimates.

Income Taxes

Income taxes are accounted for under the asset-and-liability method in accordance with ASC Topic 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We record a valuation allowance to reduce our deferred tax assets when uncertainty regarding their realizability exists. In assessing the realizability of deferred tax assets, our management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Our management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of this statement, our stock-based compensation expense is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense on a straight-line basis over the employee’s requisite service period (generally the vesting period of the equity grant). We recognize compensation expense based on the estimated grant date fair value using the Black-Scholes option-pricing model. The determination of the grant date fair value of options using an option-pricing model is affected by a number of assumptions, such as our estimated common stock fair value, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends. As a result, if any of the inputs or assumptions used in the Black-Scholes model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

There are significant judgments and estimates inherent in the determination of fair value of stock-based awards. These judgments and estimates include determinations of an appropriate valuation method and the selection of appropriate inputs to be used in the valuation model. The use of alternative assumptions, including expected term, volatility, risk-free interest rate and dividend yield, could cause stock-based compensation to differ significantly from what has been recorded in the past. Future stock-based compensation cost will increase when we grant additional equity awards. Modifications, cancellations or repurchases of awards may require us to accelerate any remaining unearned stock-based compensation cost or incur additional cost.

Determination of the Fair Value of Common Stock on Grant Date.    We have been a private company with no active public market for our common stock. In connection with each grant of stock options, the fair value of the common stock underlying the stock options was determined by our board of directors, which intended all stock options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those stock options on the date of grant. We have determined the estimated per share fair value of our common stock generally using a contemporaneous valuation consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid. In conducting this valuation, we have considered all objective and subjective factors that we believed to be relevant, including our best estimate of our business condition, prospects and operating performance at the valuation date. Management, with the assistance of third-party valuation specialists engaged by us, used a range of factors, assumptions and methodologies to perform the valuation. The significant factors included:

•	the fact that we are a private retail company with illiquid securities;

•	our historical operating results;

•	our discounted future cash flows, based on our projected operating results;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	valuation of comparable public companies at the time of grant;

•	the U.S. and global capital market conditions; and

•	outlook for our industry at the time of grant.

After review of the fair value analysis, our board of directors authorized the use of at least that fair value as the value for restricted shares granted and the exercise price for options granted on the date of that valuation report.

Valuation Methodologies Used in Determining Fair Value.    To determine the estimated fair value of our common stock in relation to stock grants, we conducted valuation analyses with the assistance of third-party valuation specialists who have experience in the retail industry. The valuation analyses utilize a combination of methods, including an income approach, using an analysis of expected future discounted cash flows and a market approach for similar public companies, as well as our recent third-party transactions. The expected future discounted cash flows analysis identified a level of annual cash flows for a finite number of years and a residual value at the end of the projection period. A discount rate reflecting estimates of investor-required rates of return for similar investments was used to calculate the present value. The market approach used valuation multiples of comparable companies which were applied to our operating results to arrive at a value. The results of the methods were probability weighted to estimate an expected business enterprise value which was applied to our capital structure to determine a value per common share.

Contractual Obligations

The following table summarizes, as of January 28, 2012, our minimum rental commitments under operating lease agreements including assumed extensions, minimum payments for long-term debt and other obligations in future periods:

	Payments Due By Period
(In millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations(1)	$268.0	$30.6	$66.1	$62.0	$109.3
Purchase obligations(2)	1.7	1.7	—	—	—
Notes payable	0.3	—	0.3	—	—

Total	$270.0	$32.3	$66.4	$62.0	$109.3

(1)	Our store leases generally have initial lease terms of 5-10 years and include renewal options on substantially the same terms and conditions as the original lease. Also included in operating leases is our corporate office and distribution center leases.
(2)	Purchase obligations consist primarily of inventory purchase orders. Our inventory purchase orders are cancellable with limited or no recourse available to the vendor until the inventory is shipped to us.

Since January 28, 2012, we have entered into 25 new fully executed retail leases with an average term of 10 years that increased our operating lease obligations to the following:

Less than 1 year	$1.7
1-3 years	7.8
3-5 years	7.8
More than 5 years	22.5

Total	$39.8

Off Balance Sheet Arrangements

As of and for the thirteen weeks ended April 28, 2012 and for the three fiscal years ended January 28, 2012, except for operating leases entered into in the normal course of business, we were not party to any material off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, net sales, expenses, results of operations, liquidity, capital expenditures or capital resources.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS). The amendments in ASU No. 2011-04 result in common fair value measurement and disclosure requirements in U.S. generally accepted accounting principles, or U.S. GAAP, and international financial reporting standards, or IFRS, and change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. The adoption of the new requirements of ASU No. 2011-04 did not have an impact on our financial position or results of operations.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. However, we do not intend to take advantage of any the exemptions available to “emerging growth companies.”

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•

the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates as of the last day of our most recently completed second fiscal quarter, (ii) been a public company for at least 12 months and (iii) filed at least one annual report with the SEC. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to opt out of that extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our principal market risk relates to interest rate sensitivity, which is the risk that future changes in interest rates will reduce our net income or net assets. We have a Loan and Security Agreement which includes a revolving line of credit with advances tied to a borrowing base and which bears interest at a variable rate. Because our revolving credit facility bears interest at a variable rate, we will be exposed to market risks relating to changes in interest rates. As of January 28, 2012, we had no outstanding borrowings under our revolving credit facility, nor did we have any borrowings during fiscal year 2011. We do not use derivative financial instruments for speculative or trading purposes, but this does not preclude our adoption of specific hedging strategies in the future.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our historical results of operations and financial condition have been immaterial. We cannot assure you, however, that our results of operations and financial condition will not be materially impacted by inflation in the future.

BUSINESS

Our Company

Five Below is a rapidly growing specialty value retailer offering a broad range of trend-right, high-quality merchandise targeted at the aspirational teen and pre-teen customer. We offer a dynamic, edited assortment of exciting products, all priced at $5 and below, including select brands and licensed merchandise across a number of our category worlds: Style, Room, Sports, Media, Crafts, Party, Candy and Seasonal (which we refer to as “Now”). We believe we are transforming the shopping experience of our target demographic with a unique merchandising strategy and high-energy retail concept that our customers consider fun and exciting. Based on management’s experience and industry knowledge, we believe our compelling value proposition and the dynamic nature of our merchandise offering has fostered universal appeal to teens and pre-teens, as well as customers across a variety of age groups beyond our target demographic.

Five Below was founded in 2002 by our Executive Chairman, David Schlessinger, and our President and Chief Executive Officer, Thomas Vellios, who recognized a market need for a fun and affordable shopping destination aimed at our target customer. We opened the first Five Below store in the greater Philadelphia area in 2002 and, since then, have been expanding contiguously across the eastern half of the U.S. As of April 28, 2012, we operated a total of 199 locations across 17 states. Our stores average approximately 7,500 square feet and are typically located within power, community and lifestyle shopping centers across a variety of urban, suburban and semi-rural markets. We plan to open approximately 50 stores in 2012, and we believe we have the opportunity to grow our store base to more than 2,000 locations over approximately 20 years.

We believe our business model has resulted in strong financial performance irrespective of the economic environment:

•	We have achieved positive comparable store sales during each of the last 24 fiscal quarters.

•

For the thirteen weeks ended April 28, 2012, our comparable store sales increased by 10.4%. For the same period in the prior year, our comparable store sales increased by 7.6%. Our net sales for the thirteen weeks ended April 28, 2012 were $71.8 million, an increase of 51.5%, from $47.4 million for the thirteen weeks ended April 30, 2011. Our operating income (loss) was $(2.0) million for the thirteen weeks ended April 28, 2012 compared to $1.7 million for the thirteen weeks ended April 30, 2011.

•

Our comparable store sales increased by 12.1% in fiscal 2009, 15.6% in fiscal 2010 and 7.9% in fiscal 2011 with positive comparable store sales performance across all geographic regions and store-year classes.

•	Over the past two fiscal years, we expanded our store base from 102 stores to 192 stores, representing a compound annual growth rate of 37.2%.

•	Between fiscal 2009 and 2011, our net sales increased from $125.1 million to $297.1 million, representing a 54.1% compound annual growth rate.

•	Over the same period, our operating income increased from $6.9 million to $26.2 million, representing a compound annual growth rate of 95.3%.

Our Competitive Strengths

We believe the following strengths differentiate Five Below from competitors and are the key drivers of our success:

•

Unique Focus on the Teen and Pre-Teen Customer.    We target an attractive customer segment of teens and pre-teens with trend-right merchandise at a differentiated price point of $5 and below. We have built our concept to appeal to this customer base, which we believe to be economically influential and resilient based on our industry knowledge and experience, as well as their parents and others who shop for them. Our brand concept, merchandising strategy and store ambience work in concert to create an upbeat and vibrant retail experience that is designed to appeal to our target audience, drive traffic to our stores and keep our customers engaged throughout their visits. We monitor trends in the ever-changing teen and pre-teen markets and are able to quickly identify and respond to trends that become mainstream. Our price points enable aspiring teens and pre-teens to shop independently, often using their own money to make frequent purchases of items geared primarily to them and to exercise self-expression through their independent retail purchases.

•

Broad Assortment of Trend-Right, High-Quality Merchandise with Universal Appeal.    We deliver an edited assortment of trend-right as well as everyday products within each of our category worlds that changes frequently to create a sense of anticipation and freshness, which we believe provides excitement for our customers. We have a broad range of vendors, most of which are domestically-based, which enables us to shorten response lead times, maximizes our speed to market and equips us to make more informed buying decisions. Our unique approach encourages frequent customer visits and limits the cyclical fluctuations experienced by many other specialty retailers. The breadth, depth and quality of our product mix and the diversity of our category worlds attract shoppers across a broad range of age and socio-economic demographics.

•

Exceptional Value Proposition for Customers.    We believe we offer a clear value proposition to our customers. Our price points of $5 and below resonate both with our target demographic and also with other value-oriented customers. We are able to deliver on this value proposition through sourcing products in a manner that is designed to achieve low cost, fast response and high item velocity and sell-through. We maintain a dynamic and collaborative relationship with our vendor partners that provides us with favorable access to quality merchandise at attractive prices. We also employ an opportunistic buying strategy, capitalizing on select excess inventory opportunities with our vendors. This unique and flexible sourcing strategy allows us to offer high-quality products at exceptional value across all of our category worlds.

•

Differentiated Shopping Experience.    We believe we have created a unique and engaging in-store atmosphere that customers find fun and exciting. While we refresh our products frequently, we maintain a consistent floor layout, designed with an easy-to-navigate racetrack flow and featuring sight-lines across the entire store enabling customers to easily identify our category worlds. All of our stores feature a sound system playing trend-right music throughout the shopping day. We employ novel and dynamic techniques to display our products, including distinctive merchandise fixtures and colorful and stimulating signage, which attract customers, encourage hands-on interaction with our products, and convey our value pricing. We have developed a unique culture that emanates from our employees, many of whom frequently shop at Five Below, to our customers, thereby driving a higher level of connectivity and engagement. Additionally, we believe our price points of $5 and below, coupled with our dynamic merchandising approach, create an element of discovery, driving repeat visits and customer engagement while insulating us against e-commerce cannibalization trends.

•

Powerful and Consistent Store Economics.    We have a proven store model that generates strong cash flow, consistent store-level financial results and high level return on investment. Our stores have been successful in varying geographic regions, population densities and real estate settings. Each of our stores was profitable on a four-wall basis in fiscal 2011 and our new stores have achieved average payback periods of less than one year. We believe our robust store model, reinforced by our rigorous site selection process and in-store execution, drives the strength and consistency of our comparable store sales financial results across all geographic regions and store-year classes.

•

Highly Experienced and Passionate Senior Management Team with Proven Track Record.    Since our inception, our co-founders, David Schlessinger and Thomas Vellios, who have approximately 65 combined years of retail experience, have set the vision and strategic direction for Five Below. Messrs. Schlessinger and Vellios have assembled a talented senior management team averaging 24 years of retail experience across a broad range of disciplines, including merchandising, real estate, finance, store operations, supply chain management and information technology. Our management team drives our operating philosophy, which is based on a relentless focus on providing high-quality merchandise at exceptional value and a superior shopping experience utilizing a disciplined, low-cost operating and sourcing structure. We believe our management team is integral to our success and has positioned us well for long-term growth.

Growth Strategy

We believe we can grow our net sales and earnings by executing on the following strategies:

•

Grow Our Store Base.    We believe there is significant opportunity to expand our store base in the U.S. from 199 locations as of April 28, 2012 to more than 2,000 locations within the U.S. over approximately 20 years, based on our experience and supported by research conducted for us by The Buxton Company, a customer analytics research firm. Based upon our strategy of store densification in existing markets and expanding into adjacent states and markets, we expect most of our near-term growth will occur within our existing markets as well as contiguous new markets. This strategy allows us to benefit from enhanced brand awareness and achieve operational efficiencies. We opened 50 net new stores in fiscal 2011 and plan to open approximately 50 in fiscal 2012 and approximately 60 in fiscal 2013. Our stores average approximately 7,500 square feet and are primarily inline locations within power, community and lifestyle shopping centers across a variety of urban, suburban and semi-rural markets. We have a talented and disciplined real estate management team and a rigorous real estate site selection process. We analyze the demographics of the surrounding trade areas, the performance of adjacent retailers as well as traffic and specific site characteristics and other variables. As of April 28, 2012, we have executed lease agreements for the opening of 50 stores in fiscal 2012.

•

Drive Comparable Store Sales.    We expect to continue generating positive comparable store sales growth by continuing to hone and refine our dynamic merchandising offering and differentiated in-store shopping experience. We intend to increase our brand awareness through cost-effective marketing efforts and enthusiastic customer engagement. We believe that executing on these strategies will increase the size and frequency of purchases by our existing customers and attract new customers to our stores.

•

Increase Brand Awareness.    We have a cost-effective marketing strategy designed to drive store traffic and promote brand awareness. Our strategy includes the use of newspaper circulars, local media and grassroots marketing to support existing and new market entries. We believe we have an opportunity to leverage our growing social media presence to drive brand excitement and increased store visits within existing and new markets. We believe our online platform is an extension of our brand and retail stores, serving as a marketing and informational tool for us. This platform allows us to continue to build brand awareness and expand our customer base.

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Enhance Operating Margins.    We believe we have further opportunities to drive margin improvement over time. A primary driver of our expected margin expansion will come from leveraging our cost structure as we continue to increase our store base and drive our average net sales per store. We intend to capitalize on opportunities across our supply chain as we grow our business and achieve further economies of scale.

Our Market Opportunity

As a result of our unique merchandise offering and value proposition, we believe we have effectively tapped the teen and pre-teen markets. According to the U.S. Census Bureau, there were over 63 million people in the U.S. between the ages of 5 and 19, which represented over 20% of the U.S. population as of April 1, 2010. Based on managements’s experience and industry knowledge, we believe that this segment of the population has a significant amount of disposable income as the vast majority of this age group’s basic needs are already met. According to EPM Communications, Inc., a publishing, research and consulting firm, teens and pre-teens between the ages of 8 and 19 were projected to spend over $250 billion in the U.S. in 2011.

Our Merchandise

Strategy

We offer a dynamic, edited assortment of trend-right, high-quality products, all priced at $5 or below, including select brands and licensed merchandise, targeted at the teen and pre-teen customer. We believe we are transforming the shopping experience of our target demographic with a unique merchandising strategy and high-energy retail concept that our customers consider fun and exciting. Based on management’s experience and industry knowledge, our compelling value proposition and the dynamic nature of our merchandise offering has fostered universal appeal to customers across a variety of age groups beyond our target demographic.

Our typical store features in excess of 4,000 stock-keeping units, or SKUs, across a number of our category worlds including Style, Room, Sports, Media, Crafts, Party, Candy and Seasonal. We focus our merchandising strategy on maintaining core categories within our stores, but aim to generate high item velocity and sell-through to keep our assortment fresh and drive repeat visits. We monitor trends in our target demographic market, historical sales trends of current and prior products and the success of new product launches to ensure that our merchandise is relevant for our customers. We have a highly planned merchandise strategy focused on trend-right and everyday products supplemented by selected opportunistic purchases from our vendors to drive traffic and therefore offer our customers a consistently exciting shopping experience.

We believe we offer a compelling value proposition to our customers across all of our core product categories. The common element of our dynamic merchandise selection is the consistent delivery of exceptional value to the consumer, with all products offered at or below the $5 price point. Pricing all items at $5 or below enables us to provide an extensive range of exciting products, while maintaining the attraction of a value retailer. Many of the products we sell can also be found in mall specialty stores, department stores, mass merchandisers and drug stores; however, we offer all of these products in an exciting and easy to shop retail environment at price points of $5 and below.

Product Mix

We organize the merchandise in our stores into the following category worlds:

•

Style:    Consists primarily of accessories such as novelty socks, sunglasses, jewelry, scarves, gloves, hair accessories and “attitude” t-shirts. Our beauty offering includes products such as nail polish, lip gloss, fragrance and branded cosmetics.

•

Room:    Consists of items used to complete and personalize our customer’s living space, including glitter lamps, posters, frames, fleece blankets, pillows, candles, incense and related items. We also offer storage options for the customer’s room and locker.

•

Sports:    Consists of an assortment of sport balls, team sports merchandise and fitness accessories, including hand weights, jump ropes and gym balls. We also offer a variety of games, including name brand board games, puzzles, toys and plush items. In the summer season, our sports offering also includes pool, beach and outdoor toys, games and accessories.

•

Media:    Consists of a selection of accessories for PCs, cell phones, MP3 players and tablet computers. The offering includes cases, chargers, headphones and other related items. We also carry a range of media products including books, video games and DVDs.

•

Crafts:    We offer an assortment of craft activity kits, as well as arts and crafts supplies such as crayons, markers and stickers. We also offer trend-right items for school such as backpacks, fashion notebooks and journals, novelty pens and pencils, as well as everyday name brand items.

•	Party: Consists of party goods, decorations and greeting cards, as well as everyday and special occasion merchandise.

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Candy:    Consists of branded items that appeal to teens and pre-teens. This category includes an assortment of classic and novelty candy bars and movie-size box candy as well as gum and snack food. We also sell chilled drinks via coolers.

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Seasonal:    Consists of seasonally-specific items used to celebrate and decorate for events such as Christmas, Easter, Halloween and St. Patrick’s Day. These products are most often placed at the front of the store.

Set forth below is data for the following groups of products – leisure, fashion and home, and party and snack. The percentage of net sales represented by each product group for each of the last three fiscal years was as follows:

Sales by Product Group	Percentage of Sales
	2011	2010	2009
Leisure	50.5%	50.5%	51.7%
Fashion and home	33.0	33.1	31.7
Party and snack	16.5	16.4	16.6

Total	100%	100%	100%

Leisure includes items such as sporting goods, games, toys, media, books, electronic accessories, and arts and crafts.

Fashion and home includes items such as personal accessories, “attitude” t-shirts, beauty offerings, home goods and storage options.

Party and snack includes items such as party and seasonal goods, greeting cards, candy and other snacks, and beverages.

Our Stores

As of April 28, 2012, we operated 199 stores throughout the eastern half of the U.S. In fiscal 2011, our average store size was approximately 7,500 square feet. Our stores are primarily located in power, community and lifestyle shopping centers; only approximately 5% of our stores are located in malls. The following map shows the number of stores in each of the states in which we operated as of April 28, 2012.

Store Design and Layout

We present our products in a unique and engaging in-store atmosphere. We maintain a consistent floor layout designed with an easy-to-navigate racetrack flow and featuring sight-lines across the entire store enabling customers to easily identify our category worlds. All of our stores feature a sound system playing popular music throughout the shopping day. We employ novel and dynamic techniques to display our products, including distinctive merchandise fixtures and colorful and stimulating signage, which attract customers, encourage hands-on interaction with our products and convey our value pricing. In addition to traditional perimeter and gondola shelving, racks and tables, we utilize innovative approaches such as wheelbarrows, barrels and bins strategically placed throughout our stores. These techniques foster customer interaction with products, supporting the strong relationship we strive to develop with our customers and enhance our upbeat and vibrant shopping environment.

Each of our category worlds is strategically located within our stores in an effort to enhance the customer’s shopping experience. For example, seasonal offerings are located in the front of the store with the goal of catching customers’ attention and being “top of mind,” and specially featured value “wow” items and other key items are positioned along the center aisle. Impulse items and “dollar value” tables surround the checkout areas to capture add-on purchases.

Expansion Opportunities and Site Selection

Our unique focus on the teen and pre-teen customer is supported by our real estate strategy to locate stores in high visibility locations. We seek to operate stores in high-visibility, high traffic retail venues, which reinforce our brand message, heighten brand awareness and drive customer traffic.

Our strategy is to saturate markets with clusters of stores because of the considerable benefit that stores derive from market concentration. Our store model is profitable across a variety of urban, suburban and semi-rural markets and in multiple real estate venues including power, community and lifestyle shopping centers. Our retail concept works well with a large and varied group of national co-tenants that drive customer traffic.

We select store sites for new store openings based upon certain criteria including minimum population density requirements, availability of attractive lease terms, sufficient space and strong positioning within a center. Members of our real estate team spend considerable time evaluating prospective sites before bringing a proposal to our real estate committee. Our real estate committee, which is composed of senior management including our executive officers, approves all of our locations before a lease is signed.

We believe there is a significant opportunity to expand our store base in the U.S. In fiscal 2011, we opened 50 net new stores, and in fiscal 2012, we intend to open approximately 50 new stores through expansion in existing markets and by entering new markets. We maintain a pipeline of real estate sites that have been approved by our real estate committee and have executed 50 leases through April 28, 2012 for new stores in fiscal 2012. Our recent store growth is summarized in the following table:

Period	Stores at Start of Period	Stores Opened	Stores Closed	Net Store Increase	Stores at End of Period
Fiscal 2009	82	20	—	20	102
Fiscal 2010	102	40	—	40	142
Fiscal 2011	142	51	1	50	192

During the thirteen weeks ended April 28, 2012, seven additional stores were opened and zero stores closed, bringing the total number of stores open as of April 28, 2012 to 199.

Opening stores within existing markets enables Five Below to benefit from enhanced brand awareness and to achieve advertising, operating and distribution efficiencies. Our targeted new store openings include additional locations in existing markets as well as expansion into adjacent states and markets. In existing markets, we use a store densification strategy that promotes brand awareness and leverages marketing, operating and distribution costs. When entering new markets we employ a store clustering strategy, opening multiple stores in a single market on the same day, enabling us to leverage marketing and pre-opening expenses.

Our store growth is supported by our new store economics, which we believe to be compelling. Our new store model assumes an average store size of approximately 7,500 square feet that achieves sales of approximately $1.5 million to $1.6 million in the first full year of operation, which is in line with the average net sales per store of our existing store base over the last two years, and an average new store cash investment of approximately $300,000, including our store buildout (net of tenant allowances), inventory and cash pre-opening expenses. Our new store model targets an average payback period of less than one year on our initial investment.

Store Management, Culture and Training

Each of our stores is managed by a general manager and one or two assistant managers who oversee full-time and part-time team members within each store. Each general manager is responsible for the day-to-day operations of his or her store, including the unit’s operating results, maintaining a clean and appealing store environment and the hiring, training and development of personnel. We also employ district managers, who are responsible for overseeing the operations of 10 to 15 stores, on average.

We are guided by a philosophy that recognizes strong sales performance and customer service, allowing us to identify and reward team members who meet our high performance standards. Store managers and assistant managers participate in a rewarding bonus incentive program based on exceeding planned levels of sales and are paid on a monthly basis. We also recognize individual performance through internal promotions and provide extensive opportunities for advancement.

Our employees are critical to achieving our goals, and we strive to hire talented employees with high energy levels and motivation. We have well-established store operating policies and procedures and an in-store training program for new store managers, assistant managers and staff. In addition, we have a dedicated group of training and new store opening managers who are focused on ensuring a consistent new store opening process and who leverage their extensive experience and knowledge of the Five Below culture to train new store managers. Our customer service and store procedure training programs are designed to enable associates to assist customers in a friendly manner and to help to create a positive sales-driven environment and culture as well as teach successful operating practices and procedures.

Merchandise Sourcing and Distribution

We have developed a disciplined approach to buying and a dynamic inventory planning and allocation process to support our merchandising strategy.

Merchandising

Our merchandising team consists of two general merchandise managers, who report directly to our Chief Executive Officer, supported by an approximate 30-member merchandising team. Our merchandising team works directly with our central planning and allocation group to ensure a consistent delivery of products across our store base. Each of our general merchandise managers has over 20 years of experience within the retail sector.

Sourcing

We believe we have strong sourcing capabilities developed through a dynamic and collaborative relationship with our vendor partners that provides us with favorable access to quality merchandise at attractive prices. We regularly purchase core merchandise in accordance with our key categories. We also employ an opportunistic buying strategy, capitalizing on selected excess inventory opportunities, to purchase complementary merchandise based on consumer trends, product availability and favorable economic terms.

We work with approximately 700 active vendors, with no single vendor representing more than 8% of our purchases in fiscal 2011. We source approximately 90% of our purchases from domestic vendors. We typically have no long-term supply agreements or exclusive arrangements with our vendors and our top 20 vendors represent approximately 35% of total goods purchased in fiscal 2011.

Distribution

We distribute over 85% of the merchandise sold by us from our 421,000 square foot distribution center in New Castle, Delaware with the remaining merchandise shipped directly from the vendor to our stores. We realize cost savings by working with our vendors to streamline and reduce packaging to diminish shipping costs.

We generally ship merchandise from our distribution center to our stores between two and four times a week, depending on the season and the volume of a specific store. We use contract carriers to ship merchandise to our stores.

We are in the process of finalizing alternatives for a new distribution center, which we expect to open during fiscal 2013, to support our growth. From time to time, we augment our distribution facilities with third party warehousing.

Marketing and Advertising

Our cost-effective marketing strategy is designed to drive store traffic and increase brand awareness with our target demographic, as well as other value-oriented customers. Our strategy includes the use of newspaper circulars focused during peak selling seasons that highlight our brand and exceptional value proposition as well as local media and grassroots marketing to support existing and new market entries. Additionally, we rely on the strong visibility and the presence of our store locations, email messaging and community and school marketing to promote and further our brand image and drive traffic.

Our marketing team works with our merchandising team to develop novel and dynamic techniques to display our products, including distinctive merchandise fixtures and colorful and stimulating signage, which attract customers, encourage hands-on interaction with our products and convey our value pricing.

For new store openings, we seek to create community awareness and consumer excitement through a mix of print advertising, public relations and radio promoting the grand opening and by creating an on-site grand opening event that includes free drinks and signature “Five Cent” hot dogs. We also aim to target multiple store openings in a given new market on the same day in order to leverage marketing efforts to produce maximum impact.

In addition to our marketing and public relations efforts described above, we also maintain a website (www.fivebelow.com) and, over the last year, our online following has grown substantially. We use both our website and social networking sites to highlight our value proposition, store locations, employment opportunities, featured products and grand openings.

Competition

We compete with a broad range of retailers including discount, mass merchandise, grocery, drug, convenience, variety and other specialty stores. Many of these retail companies operate stores in many of the areas where we operate, and many of them engage in extensive advertising and marketing efforts.

The principal basis upon which we compete is by offering a dynamic, edited assortment of exciting products, all priced at $5 or below and including select brands and licensed merchandise, targeted at the teen and pre-teen customer. We believe we are transforming the shopping experience of our target demographic with a unique merchandising strategy and high-energy retail concept that our customers consider fun and exciting. Our success also depends in substantial part on our ability to respond quickly to trends so that we can meet the changing demands of our customers. We believe that we compare favorably relative to many of our competitors based on our merchandising strategy, edited product assortment targeted at teens and pre-teens, store environment, flexible real estate strategy and company culture. Nonetheless, certain of our competitors have greater financial, distribution, marketing and other resources than we do.

Trademarks and Other Intellectual Property

We own several trademarks that have been registered with the U.S. Patent and Trademark Office, including Five Below® and Five Below Hot Stuff. Cool Prices®. We also own domain names, including www.fivebelow.com, and unregistered copyrights in our website content. We attempt to obtain registration of our trademarks whenever practicable and pursue any infringement of those marks.

Management Information Systems

Our management information systems provide a full range of business process assistance and timely information to support our merchandising strategy, warehouse management, stores and operating and financial teams. We believe our current systems provide us with operational efficiencies, scalability, management control and timely reporting that allow us to identify and respond to merchandising and operating trends in our business. We use a combination of internal and external resources to support store point-of-sale, merchandise planning and buying, inventory management, financial reporting, real estate and administrative functions. We believe that our information systems have the capacity to accommodate our growth plans.

Government Regulation

We are subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers and/or govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Insurance

We maintain third-party insurance for a number of risk management activities including workers’ compensation, general liability, property and employee-related health care benefits. We evaluate our insurance requirements on an ongoing basis to ensure we maintain adequate levels of coverage.

Employees

As of April 28, 2012, we employed approximately 630 full-time and 2,330 part-time personnel. Of our total employees, approximately 110 were based at our corporate headquarters in Philadelphia, Pennsylvania, approximately 110 were based at our distribution center in New Castle, Delaware and approximately 2,740 were store employees. The number of part-time associates fluctuates depending on seasonal needs. We consider our relationship with our employees to be very good. None of our employees belong to a union or are party to any collective bargaining or similar agreement.

Properties

We do not own any real property. Our corporate headquarters are located in Philadelphia, Pennsylvania and are leased under a lease agreement expiring in 2022, with options to renew for two successive five-year periods. Our 421,000 square foot distribution center is located in New Castle, Delaware and is leased under a lease agreement expiring in 2016 with options to renew for two successive five-year periods. We plan to open a second distribution center in the southern U.S. in 2013. As of April 28, 2012, there were 199 Five Below store locations in 17 states. All of our stores are leased from third parties and the leases typically have five to ten year terms with one or more five-year renewal options, and many provide us with the option to terminate early under specified conditions. In addition to future minimum lease payments, some of our store leases provide for additional rental payments based on a percentage of net sales if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions.

Legal Proceedings

We are subject to various legal proceedings and claims which arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, management does not believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition or on our results of operations.

Corporate Information

Five Below was incorporated in Pennsylvania in January 2002 under the name of Cheap Holdings, Inc. We changed our name to Five Below, Inc. in July 2002.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth information concerning our current executive officers, key employees and directors.

Name	Age	Position/Title
David Schlessinger	57	Executive Chairman, Director
Thomas G. Vellios	57	President and Chief Executive Officer, Director
Kenneth R. Bull	49	Chief Financial Officer, Secretary and Treasurer
Jeffrey D. Moore	45	General Merchandise Manager
Eugene F. Rosadino	52	Senior Vice President, Supply Chain
Lisa Surella	49	General Merchandise Manager
Steven J. Collins	43	Director
Andrew W. Crawford	33	Director
David M. Mussafer	48	Director
Howard D. Ross	60	Director
Thomas M. Ryan	59	Director
Ronald L. Sargent	56	Director

Our directors have been selected pursuant to the terms of a shareholders agreement described more fully below. The terms of the shareholders agreement related to the election of directors will terminate upon the closing of the offering.

Executive Officers

David Schlessinger.    Mr. Schlessinger is the co-founder of Five Below and has served as our Executive Chairman since February 2005. Mr. Schlessinger previously served as our President from 2002 to 2005. Mr. Schlessinger has been a director of Five Below since our incorporation in 2002. Previously, Mr. Schlessinger founded Zany Brainy, Inc., a retail children’s educational products company, in 1991 and served as Zany Brainy’s Chief Executive Officer until 1996 and as its Chairman until 1998. He also founded Encore Books, a retail bookstore chain, in 1973 and served as its Chairman and Chief Executive Officer until 1986. Mr. Schlessinger previously served as a director of Destination Maternity Corporation. Mr. Schlessinger’s extensive experience in the management, operations and finance of a retail business as well as his knowledge of our company as a founder has led to the conclusion that he should serve as a director of Five Below.

Thomas G. Vellios.    Mr. Vellios is the co-founder of Five Below and has served as our President and Chief Executive Officer since 2005. Mr. Vellios has been a director of Five Below since our incorporation in 2002. Previously, Mr. Vellios served as President, Chief Executive Officer and a director of Zany Brainy, Inc. Prior to joining Zany Brainy, Mr. Vellios served as Senior Vice President, General Merchandise Manager at Caldor, a regional discount chain and a division of the May Company. Mr. Vellios currently serves as a director of Hot Topic, Inc. Mr. Vellios’ extensive experience in the retail industry, his experience with the management, operations and finance of a retail business, and his knowledge of our company as a founder has led to the conclusion that he should serve as a director of Five Below.

Kenneth R. Bull.    Mr. Bull joined Five Below as Senior Vice President, Finance in 2005 and was later appointed as our Secretary and Treasurer. In 2012, he was promoted to Chief Financial Officer. Previously, Mr. Bull was the Finance Director and Treasurer for Urban Outfitters, Inc., a specialty lifestyle merchandising retailer, from 1999 to 2003, and the Vice President, Finance and Controller for Asian American Partners d/b/a Eagle’s Eye, a wholesaler and retailer of women’s and children’s better apparel from 1991 to 1999.

Key Employees

Jeffrey D. Moore.    Mr. Moore joined Five Below in 2007 as General Merchandise Manager. Prior to joining Five Below, Mr. Moore was Senior Vice President and General Merchandise Manager with David’s Bridal, a bridal retailer, from 2002 to 2007. Prior to David’s Bridal, he was Senior Vice President and General Merchandise Manager at The Bon-Ton Department Stores, a retail store chain, from 1998 to 2002.

Eugene F. Rosadino.    Mr. Rosadino joined Five Below in 2008 as Senior Vice President, Supply Chain. Prior to joining Five Below, he was Vice President, Supply Chain with Blue Tulip, Inc., a card and gift retail store, from 2005 to 2008. Prior to joining Blue Tulip, Mr. Rosadino held the roles of Chief Operating Officer with 4R Systems, an inventory management consulting firm, and Executive Vice President of inventory management with Zany Brainy, Inc.

Lisa Surella.    Ms. Surella joined Five Below in 2012 as General Merchandise Manager. Prior to joining Five Below, she was the Vice President and Divisional Merchandise Manager, Ladies Apparel with Wal-Mart Stores, Inc., a discount retailer, from 2009 to 2012. Prior to Wal-Mart, she was Senior Vice President and General Merchandise Manager at Lord & Taylor, a specialty-retail department store chain, from 1999 to 2009.

Non-Employee Directors

Steven J. Collins.    Mr. Collins has served as a director since 2010. Mr. Collins, a Managing Director of Advent International, which he joined in 1995, currently serves as a director of Party City Holdings, Inc., Kirkland’s, Inc. and several privately held businesses, including Charlotte Russe Holding, Inc., and previously served as a director of lululemon athletica inc. Mr. Collins’ experience serving as a director of public and private companies and his affiliation with Advent International, whose Series A 8% convertible preferred stock holdings entitle it to elect up to five directors (prior to the closing of this offering as described under “—Board Composition”), led to the conclusion that he should serve as a director of Five Below.

Andrew W. Crawford.    Mr. Crawford has served as a director since 2010. Mr. Crawford is a Principal with Advent International, which he joined in 2003 as an associate and rejoined as a Principal in 2008, following business school. Mr. Crawford currently serves as a director of privately held businesses, including Charlotte Russe Holding, Inc. Mr. Crawford’s experience in private equity fund management, his financial expertise and his affiliation with Advent International, led to the conclusion that he should serve as a director of Five Below.

David M. Mussafer.    Mr. Mussafer has served as a director since 2010. Mr. Mussafer, a Managing Partner of Advent International, which he joined in 1990, currently serves as a director of Party City Holdings, Inc., Vantiv, Inc. and Charlotte Russe Holding Inc. and previously served as a director of lululemon athletica inc. and a number of privately held businesses. Mr. Mussafer’s experience serving as a director of public and private businesses and his affiliation with Advent International, led to the conclusion that he should serve as a director of Five Below.

Howard D. Ross.    Mr. Ross has served as a director since 2005. Mr. Ross, a co-founder of LLR Partners Inc., which manages private equity funds, currently serves as a director of several privately held businesses. Prior to the formation of LLR Partners in 1999, Mr. Ross was a partner in Arthur Andersen LLP, an accounting firm. Mr. Ross’ background in accounting and private equity fund management, his financial expertise and roles on several boards of directors led to the conclusion that he should serve as a director of Five Below.

Thomas M. Ryan.    Mr. Ryan has served as a director since 2011. In 2011, Mr. Ryan became an operating partner of Advent International as a part of its Operating Partner Program. Prior to joining our board of directors, Mr. Ryan served as the Chairman of the board of directors, President and Chief Executive Officer of CVS Caremark Corporation, a retail pharmacy and healthcare corporation, until he retired in 2011. Mr. Ryan became the Chief Executive Officer of CVS Corporation in 1998 and he also served as the Chairman of the board of directors of CVS Corporation from 1999 to 2007. In 2007, Mr. Ryan again became the chairman of CVS Caremark Corporation’s board of directors. Mr. Ryan currently serves as a director of Yum! Brands, Inc. and Vantiv, Inc. and previously served as a director of Bank of America Corporation. Mr. Ryan’s experience in the retail industry, as both an executive officer and director of a large retail company, led to the conclusion that he should serve as a director of Five Below.

Ronald L. Sargent.    Mr. Sargent has served as a director since 2004. Mr. Sargent has served as the Chief Executive Officer of Staples, Inc., an office supply company, since 2002 and as Chairman of its board of directors since 2005. Prior to becoming Chairman and Chief Executive Officer, Mr. Sargent held a variety of executive positions at Staples, Inc. since joining the company in 1989. Mr. Sargent currently serves as a director of The Kroger Co. and The Home Depot, Inc. Mr. Sargent’s experience as an executive officer and director of Staples, Inc. as well as his extensive experience in the retail industry led to the conclusion that he should serve as a director of Five Below.

In addition to the information presented above regarding each director’s specific experiences, qualifications, attributes and skills, we believe that all of our directors have a reputation for integrity and adherence to high ethical standards. Each of our directors has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to us and our board. Finally, we value our directors’ experience on other company boards and board committees.

Our executive officers are appointed by our board of directors and serve until their successors have been duly appointed and qualified or their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Composition

Our business and affairs are managed under the direction of our board of directors, which currently consists of eight members. Upon the closing of this offering, our amended and restated articles of incorporation and amended bylaws will provide that our board of directors will consist of a number of directors, not less than three nor more than eleven, to be fixed exclusively by resolution of the board of directors.

As of the closing of this offering, our amended and restated articles of incorporation will provide for a staggered, or classified, board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors will be Messrs. Ross and Sargent, and their terms will expire at the annual general meeting of shareholders to be held in 2013;

•	the Class II directors will be Messrs. Collins, Crawford and Ryan, and their terms will expire at the annual general meeting of shareholders to be held in 2014; and

•	the Class III directors will be Messrs. Mussafer, Schlessinger and Vellios, and their terms will expire at the annual general meeting of shareholders to be held in 2015.

Upon expiration of the term of a class of directors, directors for that class will be elected for a three-year term at the annual meeting of shareholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, retirement, disqualification or removal. Any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the directors then in office. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our board of directors will make it more difficult for a third party to acquire control of us.

Our shareholders agreement has provided that the holders of our capital stock must agree to vote their shares in favor of the election to our board of directors of five individuals designated by holders of our Series A 8% convertible preferred stock and three individuals designated by holders of our common stock. Messrs. Collins, Crawford, Mussafer, Ross and Ryan are the designees of holders of our Series A 8% convertible preferred stock and Messrs. Sargent, Schlessinger and Vellios are the designees of holders of our common stock. The shareholders agreement, and all of the rights and obligations of our shareholders under the agreement, will be terminated upon the closing of this offering. See “Certain Relationships and Related Party Transactions—Second Amended and Restated Shareholders Agreement.”

Director Independence and Controlled Company Status

Upon the closing of this offering, Advent will continue to own a majority interest in us and we will be a “controlled company” under the rules of The NASDAQ Stock Market LLC. We do not intend to avail ourselves of any of the “controlled company” exemptions under the corporate governance rules of The NASDAQ Stock Market LLC. As such, our board of directors will observe all applicable criteria for independence established by The NASDAQ Stock Market LLC and other governing laws and applicable regulations. No director will be deemed to be independent unless our board of directors determines that the director has no relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. Collins, Crawford, Mussafer, Ross, Ryan and Sargent are independent as defined under the corporate governance rules of The NASDAQ Stock Market LLC. Of these six independent directors, our board has determined that: (i) Messrs. Ross, Ryan and Sargent, who will comprise our audit committee; (ii) Messrs. Collins, Crawford and Ryan, who will comprise our compensation committee; and (iii) Messrs. Crawford, Mussafer and Sargent, who will comprise our nominating and corporate governance committee, each satisfy the independence standards for those committees established by the applicable rules and regulations of the SEC and The NASDAQ Stock Market LLC.

Board Leadership Structure and Board’s Role in Risk Oversight

Our board of directors has no policy with respect to the separation of the offices of Chief Executive Officer and Chairman of the board of directors. It is the board of directors’ view that rather than having a rigid policy, the board of directors, with the advice and assistance of the nominating and corporate governance committee, and upon consideration of all relevant factors and circumstances, will determine, as and when appropriate, whether the two offices should be separate. Currently, our leadership structure separates the offices of Chief Executive Officer and Chairman of the board of directors with Mr. Vellios serving as our Chief Executive Officer and Mr. Schlessinger as Executive Chairman of the board. We believe this is appropriate as it provides Mr. Vellios with the ability to focus on our day-to-day operations while allowing Mr. Schlessinger to lead our board of directors in its fundamental role of providing advice to, and oversight of management. In addition, as Executive Chairman, Mr. Schlessinger remains involved in key matters affecting our business and in implementing our growth strategy.

Our board of directors plays an active role in overseeing management of our risks. Our board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Effective upon the closing of this offering, our compensation committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Effective upon closing of this offering, our audit committee will oversee management of financial risks. Effective upon the closing of this offering, our nominating and corporate governance committee will be responsible for managing risks associated with the independence of the board of directors. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise.

Committees of the Board of Directors

Our board of directors has established, or will establish prior to the closing of this offering, an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a charter that will be approved by our board of directors and will be available on our website, www.fivebelow.com, under the “                            ” section, upon the effective date of this offering.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. The audit committee has the following responsibilities, among others things, as set forth in the audit committee charter that will be effective upon the closing of this offering:

•	selecting and hiring our independent registered public accounting firm and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	evaluating the qualifications, performance and independence of our independent registered public accounting firm;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	overseeing management of financial risks;

•	preparing the audit committee report required by the SEC to be included in our annual proxy statement;

•

discussing the scope and results of the audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year-end operating results;

•	approving related party transactions; and

•	reviewing whistleblower complaints relating to accounting, internal accounting controls or auditing matters and overseeing the investigations conducted in connection with such complaints.

Our audit committee currently consists of Messrs. Collins, Crawford, Ross and Sargent. Upon the closing of this offering, our audit committee will be composed of Messrs. Ross, Ryan and Sargent. Mr. Ross will serve as the chairperson of the audit committee. All of the members of the audit committee are independent for purposes of serving on the audit committee and meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Stock Market LLC. Our board has determined that Mr. Ross is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication defined under the applicable rules of The NASDAQ Stock Market LLC. See “—Director Independence.”

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee has the following responsibilities, among other things, as set forth in the compensation committee’s charter that will be effective upon the closing of this offering:

•

reviewing and approving compensation of our executive officers, including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change-in-control arrangements and any other benefits, compensation or arrangements;

•	reviewing and recommending the terms of employment agreements with our executive officers;

•	reviewing succession planning for our executive officers;

•	reviewing and recommending compensation goals, bonus and stock-based compensation criteria for our employees;

•	reviewing and recommending the appropriate structure and amount of compensation for our directors;

•	overseeing the management of risks relating to our executive compensation plans and arrangements;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	administering, reviewing and making recommendations with respect to our equity compensation plans.

Our compensation committee currently consists of Messrs. Collins, Mussafer, Ross and Sargent. Upon the closing of this offering, our compensation committee will be composed of Messrs. Collins, Crawford and Ryan. Mr. Collins will serve as the chairperson of the compensation committee. All of the members of the compensation committee are determined to be independent under applicable rules and regulations of the SEC and The NASDAQ Stock Market LLC. See “—Director Independence.”

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board. Among other matters, the nominating and corporate governance committee is responsible for the following as set forth in their charter that will be effective upon the closing of this offering:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to our board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	managing risks associated with the independence of the board of directors;

•	evaluating and determining the size and composition of the board of directors;

•	overseeing the evaluation of our board of directors and management; and

•	recommending members for each board committee of our board of directors.

Messrs. Crawford, Mussafer and Sargent have been elected to serve on our nominating and corporate governance committee upon the closing of this offering. Mr. Mussafer will serve as the chairperson of the nominating and corporate governance committee. All of the members of the nominating and corporate governance committee are determined to be independent under applicable rules and regulations of the SEC and The NASDAQ Stock Market LLC. See “—Director Independence.”

Director Compensation

In fiscal 2011, our directors did not receive compensation for their service as directors. After this offering, each of our non-employee directors who is not affiliated with either Advent or LLR Equity Partners will be paid:

•	an annual cash retainer of $40,000;

•	an additional retainer of $15,000 for the audit committee chair and the compensation committee chair and $10,000 for the nominating and corporate governance committee chair; and

•	an annual equity grant of $60,000 of restricted stock or restricted stock units.

Each director will have the option to receive some or all of his cash retainer in the form of equity grants. Directors will not receive a fee for attending meetings, but they will be entitled to reimbursement of travel expenses relating to their service.

Compensation Committee Interlocks and Insider Participation

Messrs. Ross and Sargent served as members of the compensation committee throughout fiscal 2011. On May 25, 2011, the board of directors also appointed Messrs. Collins and Mussafer to be members of the compensation committee. Each of Messrs. Ross, Sargent, Collins and Mussafer has relationships with us that require disclosure under Item 404 of Regulation S-K under the Exchange Act. See “Certain Relationships and Related Party Transactions” for more information.

None of these individuals was at any time during fiscal 2011 an officer or an employee of Five Below. In addition, none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

Upon the closing of this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Once it is adopted, the code of business conduct and ethics will be available on our website at www.fivebelow.com. Disclosure regarding any amendments to the code, or any waivers of its requirements, will be included in a current report on Form 8-K within four business days following the date of the amendment or waiver, unless posting such information on our website will then satisfy the rules of The NASDAQ Stock Market LLC.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the Chairman of the board and Chief Executive Officer, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be available on our website at www.fivebelow.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This compensation discussion and analysis provides an overview of our executive compensation program together with a description of the material factors underlying the decisions that resulted in the compensation provided with respect to the fiscal year that ended on January 28, 2012 to our principal executive officer, our principal financial officer and our other most highly compensated executive officer in 2011. These individuals are referred to collectively as the Named Executive Officers.

The following table identifies the Named Executive Officers, as well as the positions held by such individuals during fiscal year 2011:

Name	Position on January 28, 2012
David Schlessinger	Executive Chairman and Founder
Thomas G. Vellios	President, Chief Executive Officer and Founder
Kenneth R. Bull	Senior Vice President, Finance, Secretary and Treasurer

Overview

Our compensation philosophy for our Named Executive Officers has been driven by the need to recruit, develop, motivate and retain top talent both in the short-term and long-term, to create long-term value for the shareholders and to align each Named Executive Officer’s interests with those of our shareholders.

Other factors affecting compensation are:

•	Our annual performance;

•	Impact of the employee’s performance on our results;

•	Our objective to incentivize attainment of our performance goals by providing compensation that can exceed competitive levels upon attainment of such goals; and

•	Internal equity and external market competitiveness.

Elements of Our Executive Compensation and Benefits Programs

Consistent with the philosophy that compensation to the Named Executive Officers should be aligned closely with our short and long-term financial performance, a portion of executive compensation is “at risk” and is tied to the completion of certain continued service thresholds with us and/or the attainment of certain financial goals. However, we believe that it is prudent to provide competitive base salaries and other benefits to attract and retain the appropriate management talent in order to achieve our strategic objectives. Accordingly, we provide compensation to our Named Executive Officers through a combination of the following:

•	Base salary;

•	Annual cash incentives;

•	Long-term equity incentives; and

•	Retirement (401(k) Plan), health and welfare benefits and limited perquisites.

Purpose and Philosophy

We follow several principles in the development and administration of the above four main elements of our executive compensation program. In establishing executive compensation, we believe that:

•	Our executive compensation programs are aligned with and support the strategic direction of our business;

•	We design compensation levels to reflect the level of accountability and future potential of each executive and the achievement of outstanding individual results;

•	Our compensation programs link executive compensation to personal creation and maintenance of our long-term equity value (i.e., we pay for improving our overall performance);

•

As an executive’s level of responsibility increases, the proportion of compensation “at risk” may increase; however, executive compensation programs should not encourage excessive or unnecessary risks; and

•	The design and administration of our compensation programs will reflect best practices to be financially efficient, affordable and legally compliant.

Role of the Compensation Committee

As described in more detail under “Management—Committees of the Board of Directors—Compensation Committee,” the compensation committee operates under a written charter, which sets forth the roles and responsibilities of the compensation committee regarding executive compensation.

Upon the closing of the offering, Messrs. Collins, Crawford and Ryan will be appointed to the compensation committee, all of whom will be independent under the rules and regulations of the SEC and The NASDAQ Stock Market LLC.

Role of Executives in Establishing Compensation

Our board of directors has delegated administration of our executive compensation program to the compensation committee. Our Chief Executive Officer and our Executive Chairman provide recommendations regarding the design of our compensation programs to the compensation committee for all Named Executive Officers, excluding themselves. Upon the compensation committee’s approval, the execution of the elements of the executive compensation programs is the responsibility of the Chief Financial Officer and/or his delegees.

In fiscal year 2011, both our Chief Executive Officer and our Executive Chairman attended each of our compensation committee meetings, but were not present during executive sessions when matters related to them were discussed.

Compensation Consultant, Peer Group Comparison & Benchmarking

Neither we nor the compensation committee currently has any contractual relationships with any compensation consultants. The compensation committee has not utilized any benchmarking in designing or setting executive compensation during the time that we were privately held. From time to time, the compensation committee has worked internally to ascertain best practices in the design of our executive compensation programs. The compensation committee has generally been focused on incentivizing and rewarding internal results and has not generally engaged in any peer group or market review in the design of our executive compensation programs.

Relative Size of Major Compensation Elements

The combination of base salary, annual cash incentives and long-term equity incentives comprises total direct compensation. In setting executive compensation, the compensation committee considers the aggregate compensation payable to a Named Executive Officer and the form of that compensation. The compensation committee seeks to achieve the appropriate balance between immediate cash rewards and long-term financial incentives for the achievement of both annual and long-term financial and non-financial objectives.

The compensation committee may decide, as appropriate, to modify the mix of base salary, annual cash incentives, long-term equity incentives and retirement/perquisites to best fit a Named Executive Officer’s specific circumstances. For example, the compensation committee may make the decision to award more cash and not award an equity grant. This provides more flexibility to the compensation committee to reward executive officers appropriately as they near retirement, when they may only be able to partially fulfill the vesting required for equity options. The compensation committee may also increase the amount of equity option grants to an executive officer if the total number of career equity option grants does not adequately reflect the executive’s current position with us or if an above-market compensation package is necessary to attract and retain critical talent. The compensation committee will generally determine to set or adjust the types of compensatory incentive either upon hire of a Named Executive Officer or prior to the commencement of a fiscal year, as appropriate. However, the compensation committee reserves the right to adjust compensatory items during the course of a fiscal year to respond to changes in our performance or as may be needed to retain key personnel. Additionally, the compensation committee may decide to make equity grants, as appropriate, throughout the fiscal year, which may increase the executive’s allocation of compensation toward long-term equity incentives in any given fiscal year.

Base Salary

We provide Named Executive Officers with base salaries to compensate them for services rendered during the year. The compensation committee believes that competitive salaries must be paid in order to attract and retain high quality executives. The compensation committee annually reviews base salary for executive officers and makes adjustments only when necessary based on the executive’s and our performance.

In reviewing the performance of Messrs. Schlessinger and Vellios in fiscal year 2011, the compensation committee determined that the performance of these executives exceeded their respective base salaries. Accordingly, the compensation committee decided to (a) increase Mr. Schlessinger’s annual base salary from $400,000 to $600,000 and (b) increase Mr. Vellios’ annual base salary from $600,000 to $700,000, in each case, effective retroactively as of January 30, 2011. These base salary increases were given retroactive effect because the compensation committee determined that these executives had undertaken extraordinary efforts to support our substantial growth both in size and in sales. Accordingly, the compensation committee believed that such increases and the retroactive effectiveness of such increases were both appropriate and earned. Based on these increases, it is the current intention of the compensation committee that the base salaries of each of Messrs. Schlessinger and Vellios would remain at such levels until at least 2014 (although the compensation committee reserves the right to modify such salaries if the performance of either executive so warrants). Accordingly, each executive’s employment letter agreement was amended as of September 28, 2011 to reflect these base salary increases and to provide that annual review of the base salary of Messrs. Schlessinger and Vellios would not be required to occur again until fiscal year 2014. We refer to these amendments as the Employment Letter Amendments.

In reviewing the performance of Mr. Bull in fiscal year 2011, the compensation committee determined that his performance exceeded his base salary. Accordingly, based upon the compensation committee’s evaluation of his performance, the compensation committee decided to increase Mr. Bull’s annual base salary from $275,000 to $325,000, from $257,269 to $275,000, and from $249,776 to $257,269 effective as of April 1, 2012, September 11, 2011, and March 27, 2011 respectively. The compensation committee also determined that a base salary of $325,000 was appropriate base compensation for a principal financial officer of a company of our size and type.

Annual Incentive Compensation

We provide cash incentive awards to Named Executive Officers for achieving and exceeding our annual financial goals, which are guided by a plan term sheet, but are otherwise discretionary based on the subjective determination of the compensation committee. The compensation committee does review the recommendations of our Chief Executive Officer and our Executive Chairman, but makes its own determinations on all items of executive compensation. Such subjective determinations will be made based upon numerous factors, including but not limited to, individual performance, contributions to our profitability and growth in size and sales, management of other individuals and ability to lead others to achieve successful individual performances. Awards under our bonus program are designed to motivate and compensate executives for the achievement of our annual business objectives. Our performance goals are generally tied to financial performance measures as determined and approved by the compensation committee; however, in determining final annual bonuses the compensation committee retains full discretion to adjust any such bonuses.

In May 2011, the compensation committee approved our general performance goals and award schedule for fiscal 2011, based on our fiscal 2011 budget. The compensation committee chose to provide bonuses based on the attainment of certain levels of Adjusted EBITDA. The compensation committee determined to use these targets because attainment of Adjusted EBITDA objectives was deemed crucial for our growth and continued profitability. Accordingly, the compensation committee wanted to utilize our incentive compensation program to promote these goals. Pursuant to the general parameters of our bonus program the compensation committee retained the full discretion to increase or decrease awards and no executive, at the time the fiscal 2011 program was established, had a contractual right to be paid any specific bonus regardless of performance. However, on September 28, 2011, pursuant to the Employment Letter Amendments, Messrs. Schlessinger and Vellios received a contractual right to be paid an annual bonus of 40% of such executive’s base salary, if we achieved Adjusted EBITDA of $40.1 million (determined after subtracting all incentive payments made under our incentive compensation program) or 50% of such executive’s base salary, if we achieved Adjusted EBITDA of $42.6 million (determined after subtracting all incentive payments made under our incentive compensation program), in each case, during fiscal 2011.

Based on the general parameters of the annual incentive program, Mr. Bull’s annual target bonus was 20% of his base salary, if we achieved Adjusted EBITDA of $41.2 million with a maximum bonus of 25% of his base salary, if we achieved Adjusted EBITDA of $43.9 million, in each case, during fiscal year 2011. For the purpose of Mr. Bull’s bonus, Adjusted EBITDA was calculated before all incentive payments under our incentive compensation program were made.

On March 19, 2012, the compensation committee reviewed the performance of Messrs. Schlessinger and Vellios in 2011 and determined that based on our substantial growth both in size and in sales, payment of their contractual bonuses would not appropriately recognize such outstanding performance. In this regard, the compensation committee subjectively concluded that the extraordinary contributions and leadership of Messrs. Schlessinger and Vellios were integral to our significant success over such time. Accordingly, the compensation committee exercised its discretion to authorize bonuses in excess of those potentially payable and granted each executive a discretionary, one-time bonus of $3.0 million. At the time of these payments, the compensation committee retained the discretion to authorize cash bonuses in excess of those potentially payable under an annual incentive plan term sheet. Effective as of the closing of this offering, cash bonuses will generally be based on the attainment of certain pre-established performance criteria under an annual performance bonus plan, as described more fully under “—Five Below, Inc. Performance Bonus Plan.” Notwithstanding the foregoing, the compensation committee will retain discretion to offer discretionary bonuses to our Named Executive Officers as our performance, retention concerns and other business needs may dictate.

On April 12, 2012, the compensation committee reviewed our individual incentive bonus program results for fiscal year 2011 performance and determined that because we had incurred certain expenses of a character that had not been contemplated at the time our budgeted fiscal 2011 Adjusted EBITDA was established, it would be equitable to further adjust the Adjusted EBITDA we earned in fiscal 2011 for purposes of measuring achievement by our executive officers of their bonus targets. These expenses included consulting fees and the retroactive salary increases for Messrs. Schlessinger and Vellios. After giving effect to such additional adjustments, the compensation committee concluded that we achieved Adjusted EBITDA (as further adjusted as described above) of $44.0 million. With respect to Mr. Bull, the compensation committee awarded Mr. Bull his maximum incentive bonus of 25% of his base salary due to our Adjusted EBITDA (as further adjusted as described above) exceeding $43.9 million.

Bonus performance targets or potential bonus payouts for fiscal 2012 have not yet been determined.

Long-term Equity Incentive Compensation

Equity awards are a vital piece of our total compensation package and are designed to support our long-term strategy, provide a mechanism to attract and retain talent and to create a commonality of interest between management and our shareholders. Awards under the Five Below, Inc. Equity Incentive Plan, or the Equity Incentive Plan, are intended to compensate Named Executive Officers for sustained long-term performance that is aligned with shareholder interests and to encourage retention through vesting schedules. Long term equity incentive awards may take a variety of forms, such as stock options and restricted stock grants. Levels and frequency of awards are determined by the compensation committee. Such awards are designed to reflect a recipient’s level of responsibility and performance.

While initial hire and promotion grants are targeted to be at competitive levels, actual award values will reflect our actual long-term performance (through stock price appreciation and achievement of long-term performance goals). Service-based restricted stock awards can also be granted as appropriate to recognize performance and provide ownership and/or retention focus. Long term incentives have the capacity to be the largest component of executive compensation, if our performance and stock price exceed our expectations.

No awards were made to either Messrs. Schlessinger or Vellios in fiscal year 2011. In fiscal 2011, the compensation committee made two grants of non-qualified stock options to Mr. Bull. Accordingly, Mr. Bull was awarded 25,000 non-qualified stock options with an exercise price of $2.18 per share on May 25, 2011 and 75,000 non-qualified stock options with an exercise price of $2.41 per share on October 18, 2011, respectively. Each grant was made under the Equity Incentive Plan and the exercise price of each grant was based on the fair market value of our stock on the date of grant.

The compensation committee awarded the May 2011 grant because of our financial performance over fiscal year 2010, as well as Mr. Bull’s performance over such time. Specifically, the compensation committee took into account our profitability and sales increases during fiscal year 2010, and Mr. Bull’s individual performance including his leadership and oversight of the finance team, and completion of particular company-wide initiatives such as cost control. The October 2011 grant was part of a broad-based grant made to many of our employees in connection with the Advent transaction to continue to incentivize our employees after the company’s change in control. In general, 50% each of Mr. Bull’s stock options vest and become exercisable two years after grant. The remaining 50% of each of the stock options vest in equal 6.25% increments, every 90 days thereafter, during the third and fourth year after grant. All vesting events are generally contingent upon continuous employment through the applicable vesting date. Additionally, the compensation committee determined that the vesting component of the awards provided additional retention incentives so that we would be more likely to retain Mr. Bull’s services.

Please see “Employee Benefit Plans” below and the discussion of “Five Below, Inc. Amended and Restated Equity Incentive Plan” for a more complete summary of this plan.

Retirement, Health and Welfare Benefits and Other Perquisites

Our Named Executive Officers are entitled to participate in all of our employee benefit plans, including medical, dental, vision, group life and disability insurance and the Five Below 401(k) Retirement Savings Plan. We provide vacation and paid holidays to our Named Executive Officers. Generally, our Named Executive Officers participate in these plans and programs on the same or similar basis as are offered to our other senior employees.

In addition, in connection with the 2010 Transaction, Messrs. Schlessinger and Vellios incurred legal expenses with respect to their employment agreements and other compensation arrangements. Pursuant to the terms of each executive’s employment agreement, we were obligated to reimburse for these attorney fees. We also made a gross-up payment to each of the executives to cover their respective taxes on income attributable to such reimbursement. As a result, Messrs. Schlessinger and Vellios were paid $48,062 and $47,084, respectively, on April 29, 2011. See the Summary Compensation Table for details regarding the value of perquisites received by our executive officers. The compensation committee does not intend to continue offering “gross ups” in the future, unless warranted by extraordinary circumstances.

Executive Compensation Decisions Occurring after the End of Fiscal Year 2011

On March 1, 2012, the compensation committee made a grant of non-qualified stock options to Mr. Bull because of our fiscal year 2011 financial review, which included our and Mr. Bull’s individual performance over such time. Accordingly, Mr. Bull was awarded 50,000 non-qualified stock options with an exercise price of $3.88 per share. The grant was made under the equity incentive plan and the exercise price was based on the fair market value of our stock on the date of grant.

On March 22, 2012, the compensation committee cancelled options to purchase 2,919,973 shares of common stock made to each of Messrs. Schlessinger and Vellios in exchange for an award of 2,919,973 shares of common stock (of which 1,946,648 were restricted and 973,325 were unrestricted as of the grant date). In general, the forfeiture restrictions applicable to the restricted shares will lapse as to 973,324 shares on each of March 22, 2013 and March 22, 2014, subject to such executive’s continued employment with us as of those dates, as more fully described below in the section entitled “—Option Cancellation Agreements.” The compensation committee had decided that the prior option grants did not appropriately recognize the efforts of Messrs. Schlessinger and Vellios in greatly expanding our sales and profitability, and accelerating our growth. Accordingly, to appropriately recognize those efforts and to further incentivize each of these executives to continue their efforts on behalf of us, the compensation committee granted these shares of restricted stock to each of Messrs. Schlessinger and Vellios. In addition, the compensation committee determined that this stock grant more appropriately aligned Messrs. Schlessinger’s and Vellios’ incentives with the interests of our shareholders.

Additionally, effective April 1, 2012, the compensation committee increased Mr. Bull’s annual base salary to $325,000 in connection with his promotion to the position of Chief Financial Officer. Additionally, the compensation committee approved an increase in Mr. Bull’s severance benefits upon his termination by us without cause from three months to six months of base salary and health benefits continuation. The compensation committee believed that such changes were warranted due to Mr. Bull’s enhanced responsibility and his performance.

Employment Agreements

We have entered into employment letter agreements with each of Messrs. Schlessinger and Vellios. Additionally, effective as of April 16, 2012, we entered into an employment agreement with Mr. Bull. These agreements are further described below in the “Employment Agreements” section. Additionally, the benefits potentially payable under these agreements are more fully described below in the section entitled “—Potential Payments Upon Termination or Change of Control.”

Executive Compensation

The following table shows the annual compensation paid to or earned by the executive officers for the fiscal year ended January 28, 2012:

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
David Schlessinger	2011	600,000	3,000,000	—	—	48,062	3,648,062
Executive Chairman and Founder

Thomas G. Vellios	2011	700,000	3,000,000	—	—	47,554	3,747,554
President, Chief Executive Officer and Founder

Kenneth R. Bull	2011	262,956	68,750	—	121,542	470	453,718
Senior Vice President, Finance, Secretary and Treasurer(1)

(1)	On April 12, 2012, Mr. Bull was named Chief Financial Officer.
(2)	The amounts in this column, computed in accordance with current Financial Accounting Standard Board guidance for accounting for and reporting of stock-based compensation, represent the aggregate grant-date fair value of each option award. Further detail surrounding the shares awarded, the method of valuation and the assumptions made are set forth in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section under “Critical Accounting Policies and Estimates.” The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the option is exercised. Therefore, there is no assurance the value realized will be at or near the value estimated by the Black-Scholes option pricing model.
(3)	The following table itemizes the components of the “All Other Compensation” column:

Name	Reimbursement of Legal Fees and Related Income Taxes ($)	Imputed Income from Long Term Disability Coverage ($)	Total ($)
David Schlessinger	48,062	—	48,062
Thomas G. Vellios	47,084	470	47,554
Kenneth R. Bull	—	470	470

Grants of Plan-Based Awards

The following table shows all grants of awards in fiscal year 2011 to each of the executive officers named in the Summary Compensation Table:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards $/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
David Schlessinger	—	—	—	—	—	—	—	—	—	—	—
Thomas G. Vellios	—	—	—	—	—	—	—	—	—	—	—
Kenneth R. Bull(2)	5/25/2011	—	—	—	—	—	—	—	25,000	2.18	27,418
	10/18/2011	—	—	—	—	—	—	—	75,000	2.41	94,125

(1)	The amounts in this column, computed in accordance with current Financial Accounting Standard Board guidance for accounting for and reporting of stock-based compensation, represent the aggregate grant-date fair value of each option award. Further detail surrounding the shares awarded, the method of valuation and the assumptions made are set forth in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section under “Critical Accounting Policies and Estimates.” The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date the option is exercised. Therefore, there is no assurance the value realized will be at or near the value estimated by the Black-Scholes option pricing model.
(2)	These stock options vest upon the following time-based schedule: 50% of the stock options vest and become exercisable on the second anniversary of the grant date and 6.25% every 90 days thereafter.

Outstanding Equity Awards at Year End Fiscal 2011

The following table details information concerning unexercised stock options, stock options that have not vested and stock awards that have not vested for each of the executive officers named in the Summary Compensation Table as of January 28, 2012:

Name	Option Awards							Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) (Unexercisable)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date ($)	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value Unearned of Shares, Units or Other Rights That Have Not Vested ($)
David Schlessinger	456,246	(1)	1,003,740	(1)	—	2.18	10/14/2020	—		—		—	—
	—		1,459,987	(2)	—	2.18	10/14/2020	—		—		—	—

Thomas G. Vellios	456,246	(1)	1,003,740	(1)	—	2.18	10/14/2020	—		—		—	—
	—		1,459,987	(2)	—	2.18	10/14/2020	—		—		—	—

Kenneth R. Bull	—		25,000	(3)	—	2.18	5/25/2021	—		—		—	—
	—		75,000	(3)	—	2.41	10/18/2021	—		—		—	—
	—		—		—	—	—	3,750	(4)	10,575	(5)	—	—
	—		—		—	—	—	6,250	(4)	17,625	(5)	—	—
	—		—		—	—	—	30,000	(4)	84,600	(5)	—	—

(1)	These stock options vest upon the following time-based schedule: 25% of the stock options vest and become exercisable on October 14, 2011 and 6.25% of the stock options vest and become exercisable every January 14, April 14, July 14 and October 14 thereafter, commencing on January 14, 2012 and ending on October 14, 2014. Please note that pursuant to the Option Cancellation Agreements, these options were canceled on March 22, 2012.
(2)	These stock options vest upon the following performance-based schedule: 33.3%, 33.3% and 33.3% of the stock options vest and become exercisable on the date that (i) the “Purchasers” (as defined in the applicable Investment Agreement dated September 1, 2010) receive proceeds equal to 2.0, 2.5 and 3.0 times the amount of their investment in us, respectively or (ii) the applicable “IRR” interest rate (as defined in the applicable option award agreement) for the Purchasers is greater than or equal to 30%, 40% or 50%, respectively. Notwithstanding the above, these stock options also vest upon the nine month anniversary of an initial public offering, provided that certain of our market cap targets are met and that the individual is still employed on such date. Please note that pursuant to the Option Cancellation Agreements, these options were canceled on March 22, 2012.
(3)	These stock options vest upon the following time-based schedule: 50% of the stock options vest and become exercisable on the second anniversary of the grant date and 6.25% of the stock options vest and become exercisable every 90 days thereafter.
(4)	These shares are subject to a repurchase option exercisable by us in the event of an employment resignation or termination of employment prior to vesting.
(5)	This value uses the most recent independent valuation of $2.82 on November 22, 2011.

Option Exercises and Stock Vested

During fiscal year 2011, Messrs. Schlessinger and Vellios did not exercise any previously issued stock options nor did such individuals vest in any of our stock awards. However, Mr. Bull vested in tranches of 15,000 and 13,750 shares of our stock.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting		Value Realized on Vesting ($)
David Schlessinger	—	—	—		—
Thomas Vellios	—	—	—		—
Kenneth Bull	— —	— —	15,000 13,750	(1) (2)	42,300 38,775	(3) (3)

(1)	These shares of restricted stock vested as follows: 3,750 shares on each of April 2, 2011, July 2, 2011, October 2, 2011 and January 2, 2012, respectively.

(2)	These shares of restricted stock vested as follows: 10,000 shares on March 29, 2011 and 1,250 shares on each of June 29, 2011, September 29, 2011 and December 29, 2011, respectively.
(3)	This determination uses the most recent independent valuation of $2.82 on November 22, 2011.

Potential Payments Upon Termination or Change of Control

Termination Prior to a Change of Control—Mr. Schlessinger

If we terminate Mr. Schlessinger’s employment without “cause” or Mr. Schlessinger terminates his employment for “good reason” (as such terms are defined below), in either case, prior to a “Change of Control Transaction” (as such term is defined below), Mr. Schlessinger will be entitled to receive:

•

severance payments, equal to the greater of: (i) $400,000 or (ii) the greater of (x) base salary in effect on the date of termination or resignation or (y) unless Mr. Schlessinger approved a reduction in his annual base salary, such higher annual base salary in effect prior to termination or resignation, such amount under (i) or (ii), as applicable paid in monthly installments for a period of 12 months;

•

monthly payments equal to continued health and dental benefits for a period of up to 18 months, extended an additional 6 months following the expiration of such 18-month period if Mr. Schlessinger was still eligible to receive continued COBRA coverage as of the end of such 18-month period, which we refer to as the Medical Payments; and

•

monthly payments equal to a full tax gross up for federal, state and local income taxes based upon highest marginal tax rates solely with respect to each Medical Payment, which we refer to as the Medical Gross Up.

Termination Following a Change of Control—Mr. Schlessinger

If we terminate Mr. Schlessinger’s employment without cause or Mr. Schlessinger terminates his employment for good reason, in either case, after a Change of Control Transaction, Mr. Schlessinger will be entitled to receive:

•

severance payments, equal to the greater of: (i) $800,000 or (ii) the greater of (x) base salary in effect on the date of termination or resignation or (y) unless Mr. Schlessinger approved a reduction in his annual base salary, such higher annual base salary in effect prior to termination or resignation, such amount under (i) or (ii), as applicable paid in monthly installments for a period of 24 months;

•	the Medical Payments; and

•	the Medical Gross Up.

Termination Prior to a Change of Control—Mr. Vellios

If we terminate Mr. Vellios’ employment without “cause” or Mr. Vellios terminates his employment for “good reason” (as such terms are defined below), in either case, prior to a “Change of Control Transaction” (as such term is defined below), Mr. Vellios will be entitled to receive:

•

severance payments, equal to the greater of: (i) base salary in effect on the date of termination or resignation or (ii) unless Mr. Vellios approved a reduction in annual base salary, such higher annual base salary in effect prior to termination or resignation, such amount under (i) or (ii), as applicable paid in monthly installments for a period of 12 months;

•	the Medical Payment; and

•	the Medical Gross Up.

Termination Following a Change of Control—Mr. Vellios

If we terminate Mr. Vellios’ employment without cause or Mr. Vellios terminates his employment for good reason, in either case, after a Change of Control Transaction, Mr. Vellios will be entitled to receive:

•

severance payments, equal to the greater of: (i) base salary in effect on the date of termination or resignation or (ii) unless Mr. Vellios approved a reduction in annual base salary, such higher annual base salary in effect prior to termination or resignation, such amount under (i) or (ii), as applicable paid in monthly installments for a period of 24 months;

•	the Medical Payment; and

•	the Medical Gross Up.

Pursuant to Messrs. Schlessinger’s and Vellios’ Employment Letter Agreements, “cause” is defined as one of the following:

•

the executive’s conviction of (or the entry of a plea of guilty or nolo contendere to) a crime that prevents the executive from effectively managing us or that has a material adverse effect on our reputation or business activities;

•

the executive’s gross negligence, dishonesty, misappropriation of funds or other willful misconduct in the course of employment that has a material adverse effect on our reputation or business activities; or

•	the executive’s substance abuse, including abuse of alcohol or use of controlled drugs (other than in accordance with a physician’s prescription).

“Good reason” is defined as one of the following:

•	a material adverse change in the executive’s title, authority, responsibilities or duties;

•	a reduction or other material adverse change in the executive’s base salary or benefits;

•	a requirement that the executive report to anyone other than our board of directors;

•	a relocation of the executive’s principal offices by more than 25 miles; or

•	any other willful action or inaction by us that constitutes a material breach of the applicable Employment Letter Agreement.

However, no event described above will constitute “good reason” unless (i) the executive provides written notice of the event within the 60-day period following its occurrence and (ii) we fail to cure such event within 30 days after receipt of his notice.

A “Change of Control Transaction” is deemed to have occurred if:

•	any person or group acquires (in one or more transactions) beneficial ownership of our stock possessing 50% or more of the total power to vote for the election of our board of directors;

•

a majority of the members of our board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of our board of directors prior to the date of the appointment or election;

•

a merger or consolidation with another corporation where our shareholders immediately prior to such transaction will not beneficially own stock possessing 50% or more of the total power to vote for the election of the surviving corporation’s board of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote) immediately after such transaction;

•	any person or group acquires all or substantially all of our assets;

•	we complete a full liquidation or dissolution; or

•

our shareholders accept a share exchange, whereby shareholders immediately before such exchange do not (or will not) directly or indirectly own more than 50% of the combined voting power of the surviving entity immediately following such exchange in substantially the same proportion as their ownership immediately before such exchange.

As described more fully below under “—Employment Agreements,” Messrs. Schlessinger and Vellios are also subject to certain restrictive covenants, including non-competition, non-solicitation and confidentiality.

Termination Without Cause—Mr. Bull

If we terminate Mr. Bull’s employment without “cause” (as such term is defined below), Mr. Bull will be entitled to receive:

•

base salary continuation for six months based on his base salary in effect on the date of termination less any amounts earned during the applicable six month post termination period, paid in monthly installments (pursuant to his agreement as in effect on the last day of the fiscal year, base salary would only have been continued for three months); and

•

monthly payments equal to continued health and dental benefits for a period of up to six months (pursuant to his agreement as in effect on the last day of the fiscal year, these benefits would only have been continued for three months).

Pursuant to Mr. Bull’s new employment agreement, “cause” is defined as one of the following:

•	the executive’s alcohol abuse or use of controlled drugs (other than in accordance with a physician’s prescription);

•

the executive’s refusal, failure or inability to perform any material obligation or fulfill any duty (other than a duty or obligation relating to confidentiality, noncompetition, nonsolicitation or proprietary rights) to us (other than due to a “disability” as defined in our Equity Incentive Plan), which failure, refusal or inability is not cured by the executive within 10 days after receipt of notice;

•	the executive’s gross negligence or willful misconduct in the course of employment;

•

any breach by the executive of any obligation or duty to us or any of our affiliates (whether arising by statute, common law, contract or otherwise) relating to confidentiality, noncompetition, nonsolicitation or proprietary rights;

•	other conduct of the executive involving any type of disloyalty to us or any of our affiliates, including, without limitation, fraud, embezzlement, theft or proven dishonesty; or

•	the executive’s conviction of (or the entry of a plea of guilty or nolo contendere to) a felony or a misdemeanor involving moral turpitude.

Potential Payments

The table below summarizes the payments and benefits that each of Messrs. Schlessinger, Vellios and Bull would have been entitled to receive if his last day of employment with us had been January 28, 2012.

Name	Cash Severance Payment ($)		Accelerated Option Vesting ($)		Health Insurance Coverage		Paid Life Insurance Benefit (6)	Total ($)
David Schlessinger
Voluntary termination for good reason or involuntary termination without cause	600,000		—		39,356	(4)	—	639,356
No termination following a change in control	—		642,394	(2)	—		—	642,394
Voluntary termination for good reason or involuntary termination without cause following a change in control	1,200,000		642,394	(2)	39,356	(4)	—	1,881,750
Death of Named Executive Officer	—		—		—		10,000	10,000
Permanent Disability of Named Executive Officer	—		—		—		—	—

Thomas G. Vellios
Voluntary termination for good reason or involuntary termination without cause	700,000		—		39,356	(4)	—	739,356
No termination following a change in control	—		642,394	(2)	—		—	642,394
Voluntary termination for good reason or involuntary termination without cause following a change in control	1,400,000		642,394	(2)	39,356	(4)	—	2,081,750
Death of Named Executive Officer	—		—		—		10,000	10,000
Permanent Disability of Named Executive Officer	—		—		—		—	—

Kenneth R. Bull
Involuntary termination without cause	68,750	(1)	—		4,919	(5)	—	73,669
No termination following a change in control	—		46,750	(3)	—		—	46,750
Involuntary termination without cause following a change in control	68,750	(1)	46,750	(3)	4,919	(5)	—	120,419
Death of Named Executive Officer	—		—		—		10,000	10,000
Permanent Disability of Named Executive Officer	—		—		—		—	—

(1)	This represents the severance payments Mr. Bull was entitled to as of January 28, 2012, the last day of the fiscal year, which were equal to 25% of his annual base salary in effect on January 28, 2012. Pursuant to his employment agreement entered into on April 16, 2012, Mr. Bull is entitled to severance payments, which are equal to 50% of his current annual base salary of $325,000 or a payment that would be equal $162,500.
(2)	This represents the accelerated gain on the exercise of previously unvested time-based stock options for 1,003,740 shares, using the most recent independent valuation of $2.82 on November 22, 2011. The next independent valuation after fiscal year 2011 was concluded as of February 21, 2012 ($3.88). In addition, pursuant to the Option Cancellation Agreements, these options were canceled on March 22, 2012.
(3)	This represents the accelerated gain on the exercise of previously unvested time-based stock options for 100,000 shares, using the most recent independent valuation of $2.82 on November 22, 2011. The next independent valuation after fiscal year 2011 was concluded as of February 21, 2012 ($3.88).
(4)	Messrs. Schlessinger and Vellios are entitled to a continuation of their health and dental benefits for up to 24 months.
(5)	Mr. Bull was entitled to a continuation of his health and dental benefits for up to three months as of January 28, 2012. Please note that pursuant to his letter agreement entered into on April 16, 2012, Mr. Bull is currently entitled to a continuation of his health and dental benefits for up to six months.
(6)	This represents life insurance premiums under our life insurance program.

Employee Benefit Plans

Five Below, Inc. Amended and Restated Equity Incentive Plan

We amended and restated our Equity Incentive Plan, effective May 14, 2010, to enable us and our affiliated companies to: (a) recruit and retain highly qualified employees, directors and consultants; (b) provide those individuals with an incentive for productivity; and (c) provide those individuals with an opportunity to share in our growth and value. We approved an amended and restated Equity Incentive Plan on             , 2012, effective prior to the closing of this offering. Accordingly, a summary of the material terms of such version of the Equity Incentive Plan is described below.

The Equity Incentive Plan permits the grant of (i) incentive stock options, or ISOs; (ii) nonqualified stock options, or NQOs and together with ISOs, Options; (iii) restricted stock awards; and (iv) restricted stock units, or RSUs, which we refer to collectively as Awards, as more fully described below.

Prior to this offering, Options to purchase common stock and shares of our common stock were each granted to various participants under the Equity Incentive Plan.

All Awards granted under the Equity Incentive Plan are governed by separate written agreements, or Award Agreements, between us and the participants. No Awards may be granted after the ten-year anniversary of the Equity Incentive Plan’s effective date,             , 2022, although Awards granted before that time will remain valid in accordance with their terms.

A committee of our board of directors will administer the Equity Incentive Plan. This committee will designate each eligible individual to whom an Award is to be granted. The board will delegate the authority to the compensation committee to grant Awards upon such terms and conditions (not inconsistent with the provisions of the Equity Incentive Plan), as it may consider appropriate. Any of our employees, consultants, officers or other service providers, or those of our affiliates, are eligible to participate in the Equity Incentive Plan if selected by the compensation committee. In its discretion, the compensation committee may delegate all or part of its authority and duties with respect to granting Awards to one or more of our officers, provided applicable law so permits.

Subject to certain adjustments, the maximum number of shares of common stock that may be issued under the Equity Incentive Plan in connection with Awards is              (which amount includes shares in connection with awards granted pursuant to the original Equity Incentive Plan prior to this offering). In any calendar year, no participant may receive any Award or any combination of Awards that relate to more than                  shares. In the event of any stock dividend, recapitalization, forward stock split or reverse stock split, reorganization, division, merger, consolidation, spin-off, combination, repurchase or share exchange, extraordinary or unusual cash distribution or other similar corporate transaction or event that affects our common stock, the compensation committee shall make appropriate adjustment in the number and kind of shares authorized by the Equity Incentive Plan and covered under outstanding Awards as it determines appropriate and equitable. Shares of our common stock subject to Awards that expire unexercised or are otherwise forfeited shall again be available for Awards under the Equity Incentive Plan.

An Option entitles the holder to purchase from us a stated number of shares of common stock. An ISO may only be granted to an employee of ours or our affiliates (provided applicable law so permits). The compensation committee will specify the number of shares of common stock subject to each Option and the exercise price for such Option, provided that the exercise price may not be less than the fair market value of a share of common stock on the date the Option is granted. Notwithstanding the foregoing, if ISOs are granted to any 10% shareholder, the exercise price shall not be less than 110% of the fair market value of common stock on the date the Option is granted. Generally, all or part of the exercise price may be paid (i) in cash, or (ii) with the proceeds received from a broker-dealer whom the holder has authorized to sell all or a portion of the common stock covered by the Option, or (iii) with the consent of the compensation committee, in whole or in part in common stock held by the holder and valued at fair market value on the date of exercise, or (iv) by any combination of such methods.

All Options shall be exercisable in accordance with the terms of the applicable Award Agreement. The maximum term of an Option shall be determined by the compensation committee on the date of grant but shall not exceed 10 years (5 years in the case of ISOs granted to any 10% shareholder). In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of common stock with respect to which such ISOs become exercisable for the first time during any calendar year cannot exceed $100,000. ISOs granted in excess of this limitation will be treated as NQOs.

If a participant terminates employment with us (or our affiliates) due to death or disability, the participant’s unexercised Options may be exercised, to the extent they were exercisable on the termination date or on an accelerated basis as determined by the compensation committee, for a period of twelve months from the termination date or until the expiration of the original Option term, if shorter, or for such other period as determined by the compensation committee. If the participant terminates employment with us (or our affiliates) for cause (as defined in the Equity Incentive Plan), all unexercised Options (whether vested or unvested) shall terminate and be forfeited on the termination date. If the participant’s employment terminates for any other reason, any vested but unexercised Options may be exercised by the participant, to the extent exercisable at the time of termination, for a period of 90 days from the termination date (or such time as specified by the compensation committee at the time of grant) or until the expiration of the original Option term, whichever period is shorter. Unless otherwise provided by the compensation committee, any Options that are not exercisable at the time of termination of employment shall terminate and be forfeited on the termination date.

A restricted stock award is a grant of shares of common stock, which may or may not be subject to forfeiture restrictions during a restriction period. The compensation committee will determine the price, if any, to be paid by the participant for each share of common stock subject to a restricted stock award. The compensation committee may condition the expiration of the restriction period, if any, upon: (i) the participant’s continued service over a period of time with us or our affiliates; (ii) the achievement by the participant, us or our affiliates of any other performance goals set by the compensation committee; or (iii) any combination of the above conditions as specified in the Award Agreement. If the specified conditions are not attained, the participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying common stock will be forfeited to us. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of shares. During the restriction period, a participant will have the right to vote the shares underlying the restricted stock, however, unless otherwise provided by the compensation committee, all dividends will remain subject to restriction until the stock with respect to which the dividend was issued lapses. The board of directors may, in its discretion, accelerate the vesting and delivery of shares of restricted stock.

RSUs are granted in reference to a specified number of shares of common stock and entitle the holder to receive, on achievement of specific performance goals established by the compensation committee, after a period of continued service or any combination of the above as set forth in the applicable Award Agreement, one share of common stock for each such share of common stock covered by the RSU. The board may, in its discretion, accelerate the vesting of RSUs.

Performance goals may be linked to a variety of factors including the participant’s completion of a specified period of employment or service with us or an affiliated company. Additionally, performance goals can include objectives stated with respect to us, an affiliated company or a business unit and are limited to one or more of the following:

•

specified levels of or increases in pre-tax earnings, return on capital, equity measures/ratios (on a gross, net, pre-tax or post-tax basis), including basic earnings per share, diluted earnings per share, total earnings, operating earnings, earnings growth, earnings before interest and taxes, or EBIT, and EBITDA, as the same may be adjusted by any items determined by the compensation committee;

•	comparable store sales or non-comparable store sales;

•	comparable store sales or sales growth;

•	new store sales;

•	store fundraising initiatives;

•	new store openings;

•	gross margin;

•	inventory shrink;

•	vendor allowances;

•	inventory turns;

•	inventory levels;

•	distribution center productivity levels;

•	customer service levels;

•	customer or employee satisfaction;

•	employee recruiting and development;

•	number and timing of store construction;

•	visual merchandising initiatives;

•	advertising effectiveness;

•	number and timing of lease negotiations;

•	development of new markets;

•	financial ratios;

•	strategic initiatives;

•	improvement in or attainment of operating expense levels;

•	improvement in or attainment of capital expense levels; and

•	individual objectives.

The compensation committee may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the Equity Incentive Plan shall be nontransferable except by will or by the laws of descent and distribution. No participant shall have any rights as a shareholder with respect to shares covered by Options or RSUs, unless and until such Awards are settled in shares of common stock.

No Option shall be exercisable, no shares of common stock shall be issued, no certificates for shares of common stock shall be delivered and no payment shall be made under the Equity Incentive Plan except in compliance with all applicable laws.

The board may amend, suspend or terminate the Equity Incentive Plan and the compensation committee may amend any outstanding Award at any time; provided, however, that no such amendment or termination may adversely affect Awards then outstanding without the holder’s permission.

In the event of a change in control (as generally defined below), the compensation committee may, on a participant-by-participant basis (i) cause any outstanding Awards to become vested and immediately exercisable, in whole or in part; (ii) cause any outstanding Option to become fully vested and immediately exercisable for a reasonable period in advance of the change in control and, to the extent not exercised prior to that change in control, cancel that Option upon closing of the change in control; (iii) cancel any unvested Award or unvested portion thereof, with or without consideration; (iv) cancel any Award in exchange for a substitute award; (v) redeem any restricted stock or RSU for cash and/or other substitute consideration with value equal to the fair market value of an unrestricted share on the date of the change in control; (vi) cancel any Option in exchange for cash and/or other substitute consideration with a value equal to: (A) the number of shares subject to that Option, multiplied by the difference, if any, between the fair market value per share on the date of the change in control and the exercise price of that Option; provided that if the fair market value per share on the date of the change in control does not exceed the exercise price of any such Option, the compensation committee may cancel that Option without any payment of consideration; and/or (vii) take such other action as the compensation committee determines to be reasonable under the circumstances; provided that the compensation committee may only use discretion to the extent permitted under Section 409A of the Code.

A “change in control” under the Equity Incentive Plan is generally deemed to have occurred if:

•	any person or group acquires (in one or more transactions) beneficial ownership of our stock possessing 50% or more of the total power to vote for the election of our board of directors;

•

a majority of the members of our board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of our board of directors prior to the date of the appointment or election;

•

a merger or consolidation with another corporation where our shareholders immediately prior to such transaction will not beneficially own stock possessing 50% or more of the total power to vote for the election of the surviving corporation’s board of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote) immediately after such transaction;

•	any person or group acquires all or substantially all of our assets;

•	we complete a full liquidation or dissolution; or

•

our shareholders accept a share exchange, whereby shareholders immediately before such exchange do not (or will not) directly or indirectly own more than 50% of the combined voting power of the surviving entity immediately following such exchange in substantially the same proportion as their ownership immediately before such exchange.

The compensation committee, in its sole discretion, has the authority to determine the application of the foregoing provisions.

Five Below, Inc. Performance Bonus Plan

On May 23, 2012, we approved the Five Below, Inc. Performance Bonus Plan, or the Performance Bonus Plan, effective prior to the closing of this offering, which will be administered by the compensation committee. The purpose of the Performance Bonus Plan will be to benefit and advance our interests, by rewarding selected employees of ours and our affiliates for their contributions to our financial success and thereby motivate them to continue to make such contributions in the future by granting performance-based awards that are fully tax deductible to us. As this Performance Bonus Plan will become effective prior to the closing of the offering, a summary of the material terms of such plan is described below

Background

Section 162(m) of the Code disallows a deduction to us for any compensation paid to certain named executive officers in excess of $1 million per year, subject to certain exceptions. Among other exceptions, the deduction limit does not apply to compensation that meets the specified requirements for “performance-based compensation.” In general, those requirements include the establishment of objective performance goals for the payment of such compensation by a committee of the board composed solely of two or more outside directors, shareholder approval of the material terms of such compensation prior to payment, and certification by the committee that the performance goals for the payment of such compensation have been achieved.

The board believes that it is in our best interests and those of our shareholders to enhance our ability to attract and retain qualified personnel through performance based incentive, while at the same time obtaining the highest level of deductibility of compensation paid to employees.

Administration

Subject to the other provisions of the Performance Bonus Plan, the compensation committee has the authority to administer, interpret and apply the Performance Bonus Plan, including the authority to select the employees (including employees who are directors) to participate in the Performance Bonus Plan, to establish the performance goals, to determine the amount of incentive compensation bonus payable to any participant, to determine the terms and conditions of any such incentive opportunity; to make all determinations and take all other actions necessary or appropriate for proper administration and operation of the Performance Bonus Plan and to establish and amend rules and regulations relating to the Performance Bonus Plan.

The compensation committee may also delegate to one or more of our executive officers the authority to administer the Performance Bonus Plan with respect to any participants who are not subject to Section 162(m) of the Code.

Eligibility

The Named Executive Officers and such other of our employees as selected by the compensation committee are eligible to participate in the Performance Bonus Plan. The maximum amount of the incentive compensation bonuses payable to any participant under the Performance Bonus Plan in, or in respect of, any single fiscal year shall not exceed $5.0 million. All incentive compensation bonuses paid pursuant to the Performance Bonus Plan will be paid in cash.

Bonus Opportunity and Performance Goals

Bonuses may be payable to a participant as a result of the satisfaction of performance goals in respect of any performance period determined by the committee; provided that, to the extent a participant would be subject to Section 162(m) of the Code, the performance goals will be set in accordance with the regulations under Section 162(m) of the Code. Performance goals, which may vary among and between participants, may include objectives stated with respect to us, an affiliated company or a business unit and such objectives are limited to one or more of the following:

•

specified levels of or increases in pre-tax earnings, return on capital, equity measures/ratios (on a gross, net, pre-tax or post-tax basis), including basic earnings per share, diluted earnings per share, total earnings, operating earnings, earnings growth, EBIT, and EBITDA, as the same may be adjusted by any items determined by the compensation committee;

•	comparable store sales or non-comparable store sales;

•	comparable store sales or sales growth;

•	new store sales;

•	store fundraising initiatives;

•	new store openings;

•	gross margin;

•	inventory shrink;

•	vendor allowances;

•	inventory turns;

•	inventory levels;

•	distribution center productivity levels;

•	customer service levels;

•	customer or employee satisfaction;

•	employee recruiting and development;

•	number and timing of store construction;

•	visual merchandising initiatives;

•	advertising effectiveness;

•	number and timing of lease negotiations;

•	development of new markets;

•	financial ratios;

•	strategic initiatives;

•	improvement in or attainment of operating expense levels;

•	improvement in or attainment of capital expense levels; and

•	individual objectives.

The compensation committee shall provide a threshold level of performance below which no incentive compensation bonus will be paid, as well as a maximum level of performance above which no additional incentive compensation bonus will be paid. It also may provide for the payment of differing amounts for different levels of performance, determined with regard either to a fixed monetary amount or a percentage of the participant’s base salary. The compensation committee shall make such adjustments, to the extent it deems appropriate, to established performance goals and performance thresholds to compensate for, or to reflect, any material changes which may have occurred due to an Extraordinary Event (as defined under the Performance Bonus Plan).

As soon as practicable after the end of each performance period, but before any incentive compensation bonuses are paid to the participants under the Performance Bonus Plan, the compensation committee will certify in writing (i) whether the performance goal(s) were attained and (ii) the amount of the incentive compensation bonus payable to each participant based upon the attainment of such specified performance goals. The compensation committee also may reduce, eliminate, or, with respect only to participants who are not subject to Section 162(m) of the Code, increase the amount of any incentive compensation bonus of any participant at any time prior to payment thereof, based on such criteria as the compensation committee shall determine, including but not limited to individual merit and attainment of, or the failure to attain, specified personal goals established by the compensation committee. Under no circumstances, however, may the compensation committee, with respect solely to a participant who is subject to Section 162(m) of the Code, (a) increase the amount of the incentive compensation otherwise payable to such participant beyond the amount originally established by the compensation committee, (b) waive the attainment of the performance goals established and applicable to such participant’s incentive compensation or (c) otherwise exercise its discretion so as to cause any incentive compensation bonus payable to such participant to not qualify as “performance-based compensation” under Section 162(m) of the Code.

All amounts due under the Performance Bonus Plan shall be paid within 2 1/2 months of the end of the year in which such incentive compensation is no longer subject to a risk of forfeiture. The Board, without the consent of any participant, may amend or terminate the Performance Bonus Plan at any time. However, no amendment that would require the consent of the shareholders pursuant to Section 162(m) of the Code shall be effective without such consent.

No awards have yet been made under the Performance Bonus Plan.

Employment Agreements

We have existing employment agreements with each of our Named Executive Officers.

Thomas G. Vellios and David Schlessinger

Our employment agreements with Thomas Vellios and David Schlessinger were each entered into on October 14, 2010 and were each subsequently amended on September 28, 2011. We refer to each of these agreements, as amended, as an Employment Letter Agreement (or collectively, as the “Employment Letter Agreements”). These Employment Letter Agreements provide Thomas Vellios and David Schlessinger with an annual base salary of $700,000 and $600,000, respectively. Commencing with fiscal year 2012, each executive is eligible to receive annual incentive bonuses as determined in the discretion of the Board. Each executive is eligible to participate in the benefit plans offered by us and has a right to participate in the most favorable health, welfare and tax-qualified retirement plans that we may offer from time to time.

Pursuant to the Employment Letter Agreements, Messrs. Vellios and Schlessinger were each granted a non-qualified option to purchase 2,919,973 shares of common stock under the Equity Incentive Plan. These options were cancelled in exchange for a grant of restricted stock to each executive pursuant to the terms of the Option Cancellation Agreement, as further described below.

If we were to terminate Thomas Vellios’ employment without “Cause” or if Thomas Vellios terminates his employment for “Good Reason,” then, subject to his execution of an effective release, he would be entitled to receive:

•	12 months of base salary continuation paid in accordance with our normal payroll practices (or 24 months if such termination occurs after a “Change of Control Transaction”); and

•

For as long as the executive maintains COBRA continuation coverage under our plan, 18 months of payments equal to the applicable monthly COBRA premium. Such payments would be grossed up for federal, state and local income and employment taxes (if the executive remains on our medical plan for the entire 18 month period, then the medical payments will continue for an additional 6 months and such payments would also be grossed up).

If we were to terminate David Schlessinger’s employment without “Cause” or if David Schlessinger terminates his employment for “Good Reason,” then, subject to his execution of an effective release, he would be entitled to receive:

•

The greater of $400,000 or 12 months of base salary continuation, in either case, paid in accordance with our normal payroll practices (or the greater of $800,000 or 24 months if such termination occurs after a “Change of Control Transaction”); and

•

For as long as the executive maintains COBRA continuation coverage under our plan, 18 months of payments equal to the applicable monthly COBRA premium. Such payments would be grossed up for federal, state and local income and employment taxes (if the executive remains on our medical plan for the entire 18 month period, then the medical payments will continue for an additional 6 months and such payments would also be grossed up).

The terms Cause, Good Reason and Change of Control Transaction are more fully described above under “—Potential Payments Upon Termination or Change of Control.”

Under the Employment Letter Agreements, each executive is subject to a non-competition provision for during the term of the executive’s employment with us until (i) the Executive no longer receives the salary continuation (as set forth above), if the executive’s employment is terminated without Cause or the executive terminates his employment for Good Reason or (ii) 18 months after any other termination of employment. Each executive is also subject to non-solicitation provisions, however, such provisions expire upon the closing of this initial public offering, as provided under the Employment Letter Agreements.

Kenneth R. Bull

On April 16, 2012, we entered into a new employment agreement with Mr. Bull. The agreement provides Mr. Bull with an annual base salary of $325,000.

Mr. Bull’s employment with us is “at-will” and can be terminated by either party at any time, for any reason, provided that if Mr. Bull’s employment is terminated by us without “Cause,” then Mr. Bull is entitled to receive six months of base salary continuation and health benefits (offset for any amount Mr. Bull would earn from outside sources during such period).

The term Cause is more fully described above under “—Potential Payments Upon Termination or Change of Control.”

Option Cancellation Agreements

On March 22, 2012, or the Grant Date, we entered into Option Cancellation Agreements with each of Thomas Vellios and David Schlessinger, which we refer to as the Option Cancellation Agreements. Pursuant to the terms of these agreements, each executive agreed to cancel his outstanding option to purchase 2,919,973 shares of common stock in exchange for which each executive received (i) a grant of 973,325 unrestricted shares of common stock and (ii) a grant of 1,946,648 restricted shares of common stock, or the Restricted Stock. The forfeiture restrictions applicable to the Restricted Stock will, subject to such executive’s continued employment with us as of the dates set forth below, lapse according to the following schedule:

•	973,324 of the shares of Restricted Stock shall lapse and become free from risk of forfeiture on March 22, 2013; and

•	973,324 of the shares of Restricted Stock shall lapse and become free from risk of forfeiture on March 22, 2014.

Notwithstanding the foregoing, upon (i) a “Change in Control Transaction,” (ii) such executive’s termination of employment by us without “Cause,” (iii) such executive’s termination of employment with us due to such executive’s death or disability or (iv) such executive’s voluntary termination of employment with us due to “Good Reason,” the forfeiture restrictions underlying such executive’s Restricted Stock will immediately and fully lapse. Upon any other termination of employment not set forth above, all of such executive’s unvested Restricted Stock will be immediately forfeited. The applicable terms above are more fully described above under “—Potential Payments Upon Termination or Change of Control.”

The grant of the Restricted Stock to each executive was further subject to such executive making an election under Section 83(b) within 30 days of the Grant Date and the timely payment by such executive to us of all taxes due upon the making of such election.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Subscription Agreement with Mr. Ryan

Mr. Ryan, a current member of our board of directors, purchased 460,257 shares of our common stock for an aggregate purchase price of $1.1 million in connection with his election to our board of directors (effective as of October 7, 2011). In connection with Mr. Ryan’s investment in our company, he became a party to the second amended and restated shareholders agreement, as amended, and the amended and restated investor rights agreement, as amended, each of which are described below.

Investment by Advent

On October 14, 2010, Advent and Sargent Family Investment, LLC, a limited liability company controlled by Ronald Sargent, a current member of our board of directors, invested $192.9 and $1.1 million, respectively, in Five Below in consideration for 88,785,489 and 506,284 shares of our Series A 8% convertible preferred stock, respectively, and, as a result of such investment, Advent acquired a majority interest in Five Below, which we refer to as the 2010 Transaction. In connection with the 2010 Transaction, on October 13, 2010, all of the then outstanding preferred shares were converted into shares of our common stock and all of our options and warrants were exercised or exchanged for restricted or unrestricted shares of our common stock. As of March 31, 2012, we had 89,291,773 shares of Series A 8% convertible preferred stock outstanding. Prior to the closing of the offering, each of the outstanding shares of Series A 8% convertible preferred stock will convert into 89,291,773 shares of common stock and there will be no shares of preferred stock outstanding.

Second Amended and Restated Shareholders Agreement

In connection with the 2010 Transaction, we entered into a second amended and restated shareholders agreement with the holders of our Series A 8% convertible preferred stock and common stock. In accordance with this agreement, as subsequently amended, the holders of our capital stock agreed to vote their shares in favor of the election to our board of directors of five individuals designated by holders of our Series A 8% convertible preferred stock and three designated by our holders of common stock. Accordingly, Messrs. Mussafer, Collins, Crawford, Ross and Ryan, the designees of holders of our Series A 8% convertible preferred stock, and Messrs. Sargent, Schlessinger and Vellios, the designees of holders of our common stock, have been elected to our board of directors. In addition, our shareholders agreement provides certain rights to certain of our shareholders with respect to our capital stock, including rights of first refusal and drag-along rights in respect of the sale of shares of our capital stock, as well as certain restrictions on the transfer of our shares. The rights of first refusal do not apply to issuances by us in an initial underwritten public offering of our common stock, including this offering. Further, our shareholders agreement contains provisions renouncing any interest or expectancy held by directors affiliated with Advent in certain corporate opportunities. The parties to the agreement have further amended the agreement in connection with this offering. The amendment provides that upon the closing of this offering, all of the provisions related to rights of first refusal, drag-along rights and the designation rights of the holders of our Series A 8% convertible preferred stock will terminate in full and the remaining provisions of such agreement will terminate in full 181 days following the effective date of this registration statement.

Amended and Restated Investor Rights Agreement

In connection with the 2010 Transaction, we entered into an amended and restated investor rights agreement with the holders of our Series A 8% convertible preferred stock and certain of the holders of our common stock, which agreement was subsequently amended. Pursuant to the agreement, certain funds managed by Advent, LLR Partners, Sargent Family Investment, LLC, Blue 9 Fund I, L.P., David Schlessinger and Thomas Vellios have the right to include certain of their shares in this offering. Certain of these shareholders have requested that we include up to an aggregate of              shares of our common stock in this offering. This number may be decreased prior to the effectiveness of this offering by Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc., the representatives of the underwriters in this offering, in their sole discretion. We are obligated to pay all expenses in connection with such registration other than underwriting commissions or discounts resulting from the sale of shares by our shareholders in connection with this registration.

In addition, the amended and restated investor rights agreement contains registration rights that require us to register shares of our common stock held by the shareholders who are parties to the agreement in the event we register for sale, either for our own account or for the account of others, shares of our common stock in future offerings. The parties to such agreement have agreed to amend this agreement effective upon the closing of this offering. The amended and restated investor rights agreement, as amended, will provide for substantially similar registration rights and will continue to require a shareholder to execute a lock-up agreement with the underwriters in connection with the shareholder’s exercise of his or her registration rights in future offerings. Other provisions in the amended and restated investor rights agreement, including rights of first offer, preemptive rights and information rights will terminate.

Side Letter Agreement

On September 1, 2010, LLR Partners, David Schlessinger and Thomas Vellios entered into a side letter agreement pursuant to which LLR Partners agreed to vote all of their securities of Five Below in favor of the election of Messrs. Schlessinger and Vellios to our board of directors so long as Messrs. Schlessinger and Vellios remained employed by us. This side letter, pursuant to its terms, will terminate upon the closing of this offering.

Loan to Officer

During fiscal 2009, we extended a loan of $250,000 to Thomas Vellios, which was collateralized by a pledge of shares of Five Below common stock held by Mr. Vellios. The loan accrued interest at 4.11% and was payable on an annual basis starting on March 1, 2011. In connection with the 2010 Transaction and 2010 Dividend, Mr. Vellios offset the amount of the dividend due to him by $250,000 plus approximately $7,600 of accrued interest in full satisfaction of the amounts owed under the loan. In connection with the repayment of the loan, the pledge of Mr. Vellios’ shares was released.

Agreements with Management

We and certain of our executive officers have entered into employment agreements. The terms and conditions of certain of these employment agreements are more fully described in “Executive Compensation—Employment Agreements.”

Option Cancellation Agreements

On March 22, 2012, we entered into Option Cancellation Agreements with each of David Schlessinger, our Executive Chairman, and Thomas Vellios, our President and Chief Executive Officer. Pursuant to the terms of these agreements, each executive received (i) a grant of 973,325 unrestricted shares of common stock and (ii) a grant of 1,946,648 restricted shares of common stock, or the Restricted Stock. The forfeiture restrictions applicable to the Restricted Stock will, subject to such executive’s continued employment with us as of the dates set forth below, lapse according to the following schedule:

•	973,324 of the shares of Restricted Stock shall lapse and become free from risk of forfeiture on March 22, 2013; and

•	973,324 of the shares of Restricted Stock shall lapse and become free from risk of forfeiture on March 22, 2014.

Notwithstanding the foregoing, upon (i) a “Change in Control Transaction,” (ii) such executive’s termination of employment by us without “Cause,” (iii) such executive’s termination of employment with us due to such executive’s death or disability or (iv) such executive’s voluntary termination of employment with us due to “Good Reason” (as such terms are defined in the Option Cancellation Agreements), the forfeiture restrictions underlying such executive’s Restricted Stock will immediately and fully lapse. Upon any other termination of employment not set forth above, all of such executive’s unvested Restricted Stock will be immediately forfeited.

The grant of the Restricted Stock to each executive was further subject to such executive making an election under Section 83(b) within 30 days of the date of grant and the timely payment by such executive to us of all taxes due upon the making of such election.

Indemnification of Officers and Directors

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under Pennsylvania law. Additionally, we may enter into indemnification agreements with any new directors or executive officers that may be broader in scope than the specific indemnification provisions contained in Pennsylvania law. There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Our Policies Regarding Related Party Transactions

Upon the closing of this offering, our board of directors will adopt a related party transactions policy for us. Pursuant to the related party transactions policy, we will review all transactions with a dollar value in excess of $120,000 involving us in which any of our directors, director nominees, significant shareholders and executive officers and their immediate family members will be participants, to determine whether such person has a direct or indirect material interest in the transaction. This policy was not in effect when we entered into the transactions described above. All directors, director nominees and executive officers will be required to promptly notify our Executive Chairman of any proposed transaction involving us in which such person has a direct or indirect material interest. Such proposed transaction will then be reviewed by the audit committee to determine whether the proposed transaction is a related party transaction under our policy. In reviewing any related party transaction, the audit committee will determine whether or not to approve or ratify the transaction based on all relevant facts and circumstances, including the following:

•	the materiality and character of the related person’s interest in the transaction;

•	the commercial reasonableness of the terms of the transaction;

•	the benefit and perceived benefit, or lack thereof, to us;

•	the opportunity costs of alternate transactions; and

•	the actual or apparent conflict of interest of the related person.

In the event that any member of the audit committee is not a disinterested member with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related party transaction and another director may be designated to join the committee for purposes of such review. Whenever practicable, the reporting, review and approval will occur prior to entering into the transaction. If advance review and approval is not practicable, the audit committee will review and may, in its discretion, ratify the related party transaction. After any such review, the audit committee will approve or ratify the transaction only if it determines that the transaction is in, or not inconsistent with, the best interests of us and our shareholders. Our related party transaction policy will be posted under the                          section of our website at www.fivebelow.com.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table contains information about the beneficial ownership of our common stock as of April 28, 2012 and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, assuming no exercise of the underwriters’ option to purchase additional shares, by:

•	each person, or group of persons, who beneficially owns more than 5% of our capital stock;

•	each executive officer named in the summary compensation table;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each person selling common stock in connection with this public offering.

For further information regarding material transactions between us and certain of our shareholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to restrictions, options or warrants held by that person that are currently exercisable or exercisable within 60 days of April 28, 2012 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. Assuming the issuance of              shares of our common stock in this offering, there will be              shares of common stock outstanding after this offering. Beneficial ownership and the percentage of beneficial ownership prior to the offering are based on              shares of common stock outstanding on April 28, 2012 and assume the conversion of our Series A 8% convertible preferred stock into common stock.

The table below assumes the underwriters do not exercise their option to purchase additional shares. Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Five Below, Inc., 1818 Market Street, Suite 1900, Philadelphia, Pennsylvania 19103.

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering	Percentage of Shares Beneficially Owned Prior to the Offering		Number of Shares Offered	Shares Beneficially Owned After the Offering	Percentage of Shares Beneficially Owner After the Offering
5% Shareholders Not Listed Below:
Funds managed by Advent International Corporation(1)	88,785,489	62.5%					%
Funds managed by LLR Capital II, LLC(2)	13,636,669	9.6%					%
Named Executive Officers & Directors:
Kenneth R. Bull	275,000	*	%				%
Steven J. Collins	—	*	%				%
Andrew W. Crawford	—	*	%				%
David M. Mussafer(3)	—	*	%				%
Howard D. Ross(4)	—	*	%				%
Thomas M. Ryan	460,257	*	%				%
Ronald L. Sargent(5)	756,284	*	%				%
David Schlessinger(6)	9,116,110	6.4%					%
Thomas G. Vellios(7)	8,008,256	5.6%					%
All executive officers and directors as a group (9 persons)	121,038,065	85.2%					%
Additional Selling Shareholder:
Blue 9 Fund I, L.P.(8)	4,912,725	3.5%					%

*	Less than 1%
(1)

The funds managed by Advent International Corporation own 62.5% of Five Below, Inc. prior to this offering and all of the shares held by such funds are shares of our Series A 8% convertible preferred stock which will convert into shares of our common stock on a one-for-one basis. This table assumes the conversion has occurred. The direct ownership of the shares of common stock consists of 40,246,481 shares held by Advent International GPE VI Limited Partnership, 23,581,422 shares held by Advent International GPE VI-A Limited Partnership, 2,033,174 shares held by Advent International GPE VI-B Limited Partnership, 2,077,552 shares held by Advent International GPE VI-C Limited Partnership, 1,660,291 shares held by Advent International GPE VI-D Limited Partnership, 4,936,496 shares held by Advent International GPE VI-E Limited Partnership, 7,573,371 shares held by Advent International GPE VI-F Limited Partnership, 4,776,663 shares held by Advent International GPE VI-G Limited Partnership, 1,473,850 shares held by Advent Partners GPE VI 2008 Limited Partnership, 53,307 shares held by Advent Partners GPE VI 2009 Limited Partnership, 115,454 shares held by Advent Partners GPE VI 2010 Limited Partnership, 124,294 shares held by Advent Partners GPE VI—A 2010 Limited Partnership and 133,134 shares held by Advent Partners GPE VI—A Limited Partnership. The funds managed by Advent International Corporation collectively purchased their interest in shares of our capital stock on October 14, 2010. Immediately prior to this offering, the funds managed by Advent International Corporation will beneficially own 88,785,489 shares (or 62.5%) of our common stock, or 62.5% of our common stock on a fully diluted basis. In the offering, Advent International GPE VI Limited Partnership will be entitled to sell              shares of our common stock (or a total of              shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-A Limited Partnership will be entitled to sell              shares of our common stock (or a total of              shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-B Limited Partnership will be entitled to sell              shares of our common stock (or a total              shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-C Limited Partnership will be entitled to sell              shares of our common stock (or a total of              shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-D Limited Partnership will be entitled to sell              shares of our common stock (or a total of              shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-E Limited Partnership will be entitled to sell              shares of our common stock (or a total of              shares if the underwriters exercise in full their option to purchase additional shares), Advent

International GPE VI-F Limited Partnership will be entitled to sell shares of our common stock (or a total of shares if the underwriters exercise in full their option to purchase additional shares), Advent International GPE VI-G Limited Partnership will be entitled to sell shares of our common stock (or a total of shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI 2008 Limited Partnership will be entitled to sell shares of our common stock (or a total of shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI 2009 Limited Partnership will be entitled to sell shares of our common stock (or a total of shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI 2010 Limited Partnership will be entitled to sell shares of our common stock (or a total of shares if the underwriters exercise in full their option to purchase additional shares), Advent Partners GPE VI—A 2010 Limited Partnership will be entitled to sell shares of our common stock (or a total of shares if the underwriters exercise in full their option to purchase additional shares) and Advent Partners GPE VI—A Limited Partnership will be entitled to sell shares of our common stock (or a total of shares if the underwriters exercise in full their option to purchase additional shares). Immediately after this offering, the funds managed by Advent International Corporation will beneficially own shares (or %) of our common stock, or % of our common stock on a fully diluted basis. If the underwriters exercise in full their option to purchase additional shares, the funds managed by Advent International Corporation will beneficially own shares (or %) of our common stock, or % of our common stock on a fully diluted basis. Advent International Corporation is the manager of Advent International LLC, which is the general partner of: GPE VI GP Limited Partnership; GPE VI GP (Delaware) Limited Partnership; Advent Partners GPE VI 2008 Limited Partnership; Advent Partners GPE VI 2009 Limited Partnership; Advent Partners GPE VI 2010 Limited Partnership; Advent Partners A Limited Partnership and Advent Partners GPE VI—A 2010 Limited Partnership. GPE VI GP Limited Partnership is the general partner of: Advent International GPE VI Limited Partnership; Advent International GPE VI-A Limited Partnership; Advent International GPE VI-B Limited Partnership; Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. GPE VI GP (Delaware) Limited Partnership is the general partner of: Advent International GPE VI-C Limited Partnership; Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. Advent International Corporation exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. With respect to the shares held by funds managed by Advent International Corporation, a group of individuals currently composed of Richard F. Kane, David M. Mussafer and Steven M. Tadler, none of whom have individual voting or investment power, exercise voting and investment power over the shares beneficially owned by Advent International Corporation. Each of Mr. Kane, Mr. Mussafer and Mr. Tadler disclaims beneficial ownership of the shares held by funds managed by Advent International Corporation, except to the extent of their respective pecuniary interest therein. The address of Advent International Corporation and each of the funds listed above is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.
(2)

The funds managed by LLR Capital II, LLC own 9.6% of Five Below, Inc. prior to this offering. The direct ownership of the shares of common stock consists of 12,249,939 shares held by LLR Equity Partners II, L.P. and 1,386,730 shares held by LLR Equity Partners Parallel II, L.P., collectively referred to as LLR Equity Partners, prior to the offering. Immediately prior to this offering, LLR Equity Partners will beneficially own 13,636,669 shares (or 9.6%) of our common stock, or 9.6% of our common stock on a fully diluted basis. In the offering, LLR Equity Partners II, L.P. will be entitled to sell              shares of our common stock (or a total of              shares if the underwriters exercise in full their option to purchase additional shares) and LLR Equity Partners Parallel II, L.P. will be entitled to sell              shares of our common stock (or a total of              shares if the underwriters exercise in full their option to purchase additional shares). Immediately after this offering, LLR Equity Partners will beneficially own              shares (or     %) of our common stock, or     % of our common stock on a fully diluted basis. If the underwriters exercise in full their option to purchase additional shares, LLR Equity Partners will beneficially own              shares (or     %) of our common stock, or     % of our common stock on a fully diluted basis. LLR Capital II, LLC is the general partner of LLR Capital II, L.P. which is the general partner of each of LLR Equity Partners II, L.P. and LLR Equity Partners Parallel II, L.P. LLR Capital II, LLC exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. With respect to the shares of our common stock held by the LLR, a group of individuals currently composed of Mitchell Hollin, Seth Lehr, Ira Lubert and Howard Ross, none of whom have individual voting or investment power, exercise voting and investment power over the shares beneficially owned by LLR Capital II, LLC and each of the funds mentioned above. Each of Messrs. Hollin, Lehr, Lubert and Ross disclaim beneficial ownership of the shares held by LLR Capital II, LLC, except to the extent of their respective pecuniary interest therein. The address of LLR Capital II, LLC is c/o LLR Capital II, LLC, Circa Centre, 2929 Arch Street, Suite 2700, Philadelphia, PA 19104.
(3)	Mr. Mussafer is a member of a group of persons who exercise voting and investment power over the shares of common stock beneficially owned by the funds managed by Advent International Corporation and may be deemed to beneficially own the shares held by these funds. Mr. Mussafer disclaims beneficial ownership of the shares of common stock held by the funds managed by Advent International Corporation, except to the extent of his pecuniary interest therein. Mr. Mussafer’s address is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.
(4)	Mr. Ross is a member of a group of persons who exercise voting and investment power over the shares of common stock beneficially owned by the LLR Capital II, LLC and may be deemed to beneficially own the shares held by these funds. Mr. Ross disclaims beneficial ownership of the shares of common stock held by the funds managed by LLR Capital II, LLC, except to the extent of his pecuniary interest therein. Mr. Ross’s address is c/o LLR Capital II, LLC, Circa Centre, 2929 Arch Street, Suite 2700, Philadelphia, PA 19104.
(5)	Includes 506,284 shares of our Series A 8% convertible preferred stock owned by Sargent Family Investment, LLC. The shares of our series A 8% convertible preferred stock will convert into shares of our common stock on a one-for-one basis. This table assumes the conversion has occurred. Mr. Sargent, the sole member and manager of Sargent Family Investment, LLC, exercises voting and investment power over the shares beneficially owned by Sargent Family Investment, LLC.
(6)	The total shares beneficially owned by Mr. Schlessinger includes 50,500 shares of common stock held by members of his family. The total shares beneficially owned by Mr. Schlessinger prior to the offering includes 1,050,500 shares of common stock held by certain shareholders as to which Mr. Schlessinger has sole voting power pursuant to irrevocable proxies granted by such shareholders. Mr. Schlessinger disclaims beneficial ownership of the shares of common stock subject to such proxies.
(7)	Includes 10,000 shares of common stock held by certain shareholders as to which Mr. Vellios has sole voting power pursuant to irrevocable proxies granted by such shareholders. Mr. Vellios disclaims beneficial ownership of the shares of common stock subject to such proxies.
(8)	Includes 4,912,725 shares owned by Blue 9 Fund I, L.P. prior to the offering. Immediately prior to this offering, Blue 9 Fund I, L.P. will beneficially own 4,912,725 shares (or 3.5%) of our common stock, or 3.5% of our common stock on a fully diluted basis. In the offering, Blue 9 Fund I, L.P. will be entitled to sell shares of our common stock (or a total of shares if the underwriters exercise in full their option to purchase additional shares). Immediately after this offering, Blue 9 Fund I, L.P. will beneficially own shares (or %) of our common stock, or % of our common stock on a fully diluted basis. If the underwriters exercise in full their option to purchase additional shares, Blue 9 Fund I, L.P. will beneficially own shares (or %) of our common stock, or % of our common stock on a fully diluted basis. Blue 9 Capital, LLC is the general partner of Blue 9 Fund I, L.P. Blue 9 Capital, LLC exercises voting and investment power over the shares held by Blue 9 Fund I, L.P. and may be deemed to have beneficial ownership of these shares. With respect to the shares of our common stock held by Blue 9 Fund I, L.P., Steven Tuttleman exercises voting and investment power over the shares beneficially owned by Blue 9 Capital, LLC. Mr. Tuttleman disclaims beneficial ownership of the shares held by Blue 9 Fund I, L.P., except to the extent of his pecuniary interest therein. The address of Blue 9 Fund I, L.P. is c/o Blue 9 Capital, LLC, 23 Tettemer Road, Erwinna, PA 18920.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock, our amended and restated articles of incorporation and our amended bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our forms of amended and restated articles of incorporation and amended bylaws, to be effective upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus is part.

General

Upon the closing of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share.

As of May 23, 2012, there were outstanding:

•	52,781,374 shares of our common stock held by 190 shareholders of record;

•	89,291,773 shares of our Series A 8% convertible preferred stock that are convertible into 89,291,773 shares of our common stock; and

•	stock options to purchase an aggregate of 2,901,800 shares of our common stock with a weighted average exercise price of $ per share.

Prior to the closing of this offering, we will amend our articles of incorporation to effect a     -for-     reverse stock split of our common stock. Concurrent with the reverse stock split, we will adjust (x) the number of shares subject to and the conversion price of our Series A 8% convertible preferred stock, (y) the number of shares subject to and the exercise price of our outstanding stock option awards under our equity incentive plan and (z) the number of shares subject to and the exercise price of our outstanding warrants, such that the holders of the preferred stock, options and warrants will be in the same economic position both before and after the reverse stock split. The holders of our outstanding common stock will receive              shares of common stock after giving effect to the stock split.

Assuming the underwriters do not exercise their option to purchase additional shares, and after giving effect to the stock split, upon the closing of this offering all of the outstanding shares of our Series A 8% convertible preferred stock will convert into 89,291,773 shares of our common stock.

2012 Dividend

On May 15, 2012, we declared and subsequently paid on May 16, 2012 the 2012 Dividend on shares of our common stock and our Series A 8% convertible preferred stock.

Common Stock

Voting rights

Holders of our common stock are entitled to one vote for each share for the election of directors and on all other matters submitted to a vote of shareholders, and do not have cumulative voting rights in the election of directors. Whenever corporate action is to be taken by vote of the shareholders, it becomes authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders present in person or by proxy and entitled to vote on the matter.

Dividend rights

Subject to the preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by the board of directors.

Rights upon liquidation

In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Other rights and preferences

Holders of our common stock have no preemptive, subscription, conversion, redemption or sinking fund rights. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Listing

We intend to apply to list our common stock on The NASDAQ Global Select Market under the trading symbol “FIVE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     . Its address is                     , and its telephone number is (        )                     .

Preferred Stock

As of May 23, 2012, we had 89,291,773 shares of Series A 8% convertible preferred stock outstanding. Upon the closing of the offering, the outstanding shares of Series A 8% convertible preferred stock will convert into 89,291,773 shares of common stock and there will be no shares of preferred stock outstanding. Our board of directors has the authority, without further action by the shareholders, to issue up to              shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Accordingly, our board of directors, without shareholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, may adversely affect the voting and other rights of the holders of our common stock, and could have the effect of delaying, deferring or preventing a change of control of Five Below or other corporate action. See “—Anti-Takeover Effects of Certain Provisions of Pennsylvania Law and our Amended and Restated Articles of Incorporation and Amended Bylaws.” At present, we have no plans to issue any shares of preferred stock following this offering.

Equity Incentive Awards

Options

As of May 23, 2012, we had outstanding options to purchase 2,901,800 shares of our common stock at a weighted-average price of $       per share, of which no options to purchase shares were vested at such time. We have                      shares remaining available for issuance pursuant to our equity incentive plan.

Restricted Common Stock

In addition, as of May 23, 2012, we had 4,093,515 shares of restricted common stock issued and outstanding. 200,219 of such shares were issued in connection with the 2010 Transaction and pursuant to our equity incentive plan when all of our options were exercised for common shares or restricted common shares on October 13, 2010. 3,893,296 of such shares were issued in connection with the Option Cancellation Agreements to Messrs. Schlessinger and Vellios.

Registration Rights

Pursuant to the existing amended and restated investor rights agreement, certain funds managed by Advent, LLR Partners, Sargent Family Investment, LLC, Blue 9 Fund I, L.P., David Schlessinger and Thomas Vellios have the right to include certain of their shares in this offering. Certain of these shareholders have requested that we include up to an aggregate of              shares of our common stock in this offering. This number may be decreased prior to the effectiveness of this offering by Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc., the representatives of the underwriters in this offering, in their sole discretion. We are obligated to pay all expenses in connection with such registration other than underwriting commissions or discounts resulting from the sale of shares by our shareholders in connection with this registration.

Upon the closing of this offering, shareholders who are parties to the existing amended and restated investor rights agreement, as amended, as well as Messrs. Sargent and Ryan will have the right, subject to various conditions and limitations, to include their shares of our common stock in registration statements relating to our securities. The right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Anti-Takeover Effects of Certain Provisions of Pennsylvania Law and our Amended and Restated Articles of Incorporation and Amended Bylaws

Our amended and restated articles of incorporation and our amended bylaws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and could make it more difficult to acquire control of us by means of a tender offer, open market purchases, a proxy contest or otherwise. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our board of directors the power to discourage acquisitions that some shareholders may favor.

No Cumulative Voting

As of the closing of this offering, our only issued and outstanding shares of capital stock will be common stock. Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. Our amended and restated articles of incorporation do not allow for cumulative voting in the election of directors, therefore shareholders holding a majority of the outstanding capital stock entitled to vote will be able to elect all of our directors.

Special Shareholders’ Meetings and Right to Act by Written Consent

According to our amended bylaws, our shareholders are not permitted to call, or to require that the board of directors call, a special meeting of shareholders. Rather, a special meeting of shareholders may only be called by the chairman of our board of directors or our Chief Executive Officer or upon a resolution adopted by a majority of our entire board of directors. In addition, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by us.

Our amended bylaws prohibit shareholder action without a meeting through the execution of a written consent or consents thereto by the shareholders, and therefore, any action of shareholders may be taken only at a meeting of the shareholders.

Amendment of Our Amended and Restated Articles of Incorporation and Amended Bylaws

Our amended and restated articles of incorporation and amended bylaws each provide that, unless previously approved by our board of directors, the affirmative vote of at least 80% of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to amend or repeal certain provisions of our amended and restated articles of incorporation or amended bylaws. Any amendment to or repeal of certain provisions our amended and restated articles of incorporation or amended bylaws approved by our board of directors would require the affirmative vote of at least 50% of the voting power of all of our outstanding capital stock entitled to vote on such amendment or repeal.

These provisions may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management or Five Below, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Classified Board; Removal of Directors; Size of Board

Pursuant to our amended and restated articles of incorporation and amended bylaws, directors will be divided into three classes, whose members will serve staggered three-year terms. Because our shareholders do not have cumulative voting rights, our shareholders holding a majority of the outstanding capital stock entitled to vote will be able to elect all of our directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for shareholders to replace a majority of the directors on a classified board.

Our amended and restated articles of incorporation and amended bylaws provide that, subject to the rights of holders of any preferred stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least 80% of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class.

In addition, our amended and restated articles of incorporation and amended bylaws provide that the number of directors on our board will consist of a number of directors, not less than three nor more than eleven, to be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in the number of directors may be filled by the affirmative vote of the directors then in office. Further, any vacancies on our board of directors resulting from death, resignation, or removal from office will also be filed solely by the vote of our remaining directors. Any director elected in accordance with the preceding sentence shall be a director of the same class as the director whose vacancy he or she fills and shall hold office until the next annual meeting of shareholders, and until such director’s successor shall have been duly elected and qualified.

Undesignated Preferred Stock

Our amended and restated articles of incorporation authorize undesignated preferred stock, which makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of Five Below. This may have the effect of deterring hostile takeovers or delaying changes in control or management of Five Below.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without shareholder approval, subject to various limitations imposed by The NASDAQ Stock Market LLC. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult, or discourage an attempt, to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Procedures for Shareholder Nominations and Proposals

Our amended bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof. The advance notice provisions in our amended bylaws could have the effect of delaying shareholder actions that are favored by the holders of a majority of our outstanding voting securities until the next shareholder meeting or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Pennsylvania Anti-Takeover Laws

Pursuant to our amended and restated articles of incorporation, we have expressly elected not to be governed by a number of anti-takeover statutes available under Pennsylvania law. We are, however, subject to the following anti-takeover provisions under Pennsylvania law:

•

Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law, or the PBCL, prohibits a “business combination” with an “interested shareholder,” which means a person who (a) is the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes entitled to be cast for the election of directors of a corporation or (b) who is an affiliate or associate of such corporation and was the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes at any time within the five-year period immediately prior to the date in question, unless this business combination or the acquisition by the shareholder or group of shareholders of at least 20% of the voting power of the corporation is approved in advance by our board of directors or approved by a certain majority of those shareholders who are not interested shareholders nor affiliates or associates thereof. This provision may discourage open market purchases of our stock or a non-negotiated tender or exchange offer for our stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction.

•

Pursuant to Section 1715 of the PBCL, our directors are not required to regard the interests of any particular group, including those of the shareholders, as being dominant or controlling in considering our best interests. The directors may consider, to the extent they deem appropriate, such factors as:

•

the effects of any action upon any group affected by such action, including our shareholders, employees, suppliers, customers and creditors, and communities in which we have stores, offices or other establishments;

•	our short-term and long-term interests, including benefits that may accrue to us from our long-term plans and the possibility that these interests may be best served by our continued independence;

•	the resources, intent and conduct of any person seeking to acquire control of us; and

•	all other pertinent factors.

Section 1715 further provides that any act of our board of directors, a committee of the board or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of our disinterested directors have assented will be presumed to satisfy the standard of care set forth in the PBCL, unless it is proven by clear and convincing evidence that our disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of Section 1715, our directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

Indemnification and Limitation of Directors and Limitation of Liability

Pennsylvania Business Corporation Law

Sections 1741 through 1750 of Subchapter D, Chapter 17, of the PBCL, contain provisions for mandatory and discretionary indemnification of a corporation’s directors, officers and other personnel, and related matters. As described below, we intend to indemnify our directors, officers and other such personnel to the fullest extent permitted by the PBCL.

Amended Bylaws

Our amended bylaws provide that we may indemnify our directors and officers for monetary damages for any action taken or failure to take any action, unless such director or officer has breached or failed to perform the duties of his or her office under the PBCL, our amended bylaws or our amended and restated articles of incorporation; and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

In addition, our amended bylaws provide that we shall indemnify our directors and officers for expenses, attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she has acted in good faith and in a manner he or she believed to be in our best interest, or in the case of a criminal proceeding, that he or she had no reasonable cause to believe his or her conduct was unlawful. Such indemnification as to expenses, including attorneys’ fees, is mandatory to the extent the individual is successful on the merits or otherwise in defense of the matter or in defense of any claim, issue or matter therein. Our amended bylaws provide, however, in the case of an action or suit by or in the right of Five Below, that we will not indemnify a director or officer with respect to a matter in which such person has been adjudged to be liable in the performance of his or her duties to us, unless a court of common pleas determines that such person is fairly and reasonably entitled to indemnification. Our amended bylaws also provide that we may advance expenses to any director or officer upon our receipt of an undertaking by the director or officer to repay those amounts if it is finally determined that he or she is not entitled to indemnification.

Pursuant to our amended bylaws, we have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of Five Below or an employee or agent of Five Below, against any liability asserted against such person and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not we would have the power to indemnify him or her against that liability. Accordingly, we maintain directors’ and officers’ liability insurance to provide directors and officers with insurance coverage for losses, including those that arise from claims based on breaches of duty, negligence, error and other wrongful acts and for violations with respect to the Securities Act.

Indemnification Agreements

We have entered into indemnification agreements with our directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Pennsylvania law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may put downward pressure on the market price of our common stock and our ability to raise capital through a future sale of our securities.

Upon the closing of this offering,              shares of common stock will be outstanding. The number of shares outstanding after this offering is based on the number of shares outstanding as of                     , 2012 and assumes the conversion of all shares of preferred stock into common stock, the exercise of all outstanding warrants and no exercise of outstanding stock options. The              shares sold in this offering will be freely tradable without restriction under the Securities Act, unless those shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers. The remaining              shares of common stock held by existing shareholders are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 701 under the Securities Act, or meet the safe harbor requirements of Rule 144 under the Securities Act, which are summarized below. The remaining shares of common stock held by our existing shareholders upon the closing of this offering will be available for sale in the public market after the expiration of the lock-up agreements described below and under “Underwriting,” taking into account the provisions of Rules 144 and 701 of the Securities Act.

Sales of Restricted Shares and Shares Held by Our Affiliates

Rule 144

In general, under Rule 144, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described below and in “Underwriting” and within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately              shares immediately after this offering, or the average weekly trading volume of our common stock on The NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice of the sale with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Under Rule 144(b)(1), a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), is entitled to sell its shares without complying with the volume limitation or the manner of sale or notice provisions of Rule 144 beginning 90 days after the date of this prospectus, provided current public information about us is available. Such current, public information requirement shall not apply if such shares were beneficially owned for at least twelve months.

Rule 701

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the date we become subject to the reporting requirements of the Securities Exchange Act. To be eligible for resale under Rule 701, shares must have been issued in connection with written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement. Subject to the 180-day lock-up period described below and in “Underwriting,” approximately              shares of our common stock will be eligible for sale in accordance with Rule 701.

Sales under Rules 144 and 701

No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 (or pursuant to Form S-8, if applicable) because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

Equity Incentive Plan

As of May 23, 2012, we had outstanding options to purchase 2,901,800 shares of our common stock, of which no options to purchase shares were vested. In addition, we had 4,093,515 shares of restricted stock outstanding, of which 200,219 were issued in connection with the 2010 Transaction as a result of the conversion of the options outstanding under the equity incentive plan prior to the 2010 Transaction and 3,893,296 were issued in connection with the Option Cancellation Agreements to Messrs. Schlessinger and Vellios.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and options and other awards issuable under our equity incentive plan. We expect to file the registration statement covering shares offered pursuant to our equity incentive plan shortly after the date of this prospectus, permitting the resale of such shares, subject to compliance with the resale provisions of Rule 144 applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares. Our equity incentive plan is described in more detail under “Executive Compensation—Employee Benefit Plans.”

Lock-Up Agreements

We and the holders of substantially all of our common stock outstanding on the date of this prospectus, including each of our executive officers, directors and selling shareholders, have entered into lock-up agreements with the underwriters providing that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock, without the prior written consent of Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. for a period of 180 days from the date of this prospectus. The lock-up agreements are subject to customary exceptions, including transfers of shares (i) as a bona fide gift of shares, provided that the donee agrees to be bound in writing by the restrictions described above; (ii) to any trust for the benefit of the lock-up party or the immediate family of the lock-up party, provided that the trustee agrees to be bound in writing by the restrictions described above, and provided further that any such transfer shall not involve a disposition for value; (iii) to the underwriters pursuant to the underwriting agreement; (iv) to the Company to satisfy tax withholding obligations in connection with the exercise of stock options or the vesting of restricted stock outstanding as of the date of the lock-up agreement; (v) in transactions relating to shares of stock acquired in open market transactions after the completion of this offering; and (vi) by will or intestate succession, provided the beneficiary or beneficiaries thereof agree to be bound in writing by the restrictions described above, and provided further that any such transfer shall not involve a disposition for value; provided further that, in the cases of (iv), (v) and (vi), no filing under the Exchange Act shall be required or voluntarily made. The 180-day lock-up period may be extended under certain circumstances where we release, or pre-announce a release of, our earnings shortly before or after the termination of the 180-day period, or we announce material news or a material event shortly before the termination of the 180-day period, unless Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. waive, in writing, such extension.

Our amended and restated investor rights agreement also provides that upon the request by underwriters in a registered public offering of our shares of common stock, each shareholder party to such agreement will not directly or indirectly, sell, contract to sell (including without limitation, any short sale), grant any option to purchase, dispose of or otherwise transfer any shares held by such shareholder, without the consent of the underwriters for a period of not more than 180 days following the effective date of the registration statement related to an initial public offering or 90 days following the effective date of the registration statement related to any registration other than the initial public offering. Such shareholders also agreed to execute and deliver the necessary documents to effect such restrictions. In addition, the agreement permits Five Below to impose stop-transfer instructions with respect to such securities until the end of the applicable period.

Registration Rights

Upon the closing of this offering, shareholders who are parties to the amended and restated investor rights agreement, as amended, have the right, subject to various conditions and limitations, to include their shares of our common stock in registration statements relating to our securities. The right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

MATERIAL UNITED STATES TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

This section summarizes the material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock by “non-U.S. holders” (defined below) pursuant to this offering. This summary does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. The information provided below is based upon provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly retroactively, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below.

For purposes of this summary, a “non-U.S. holder” is any holder of our common stock, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state therein or the District of Columbia;

•

a trust if it (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of source.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Such an individual is urged to consult his or her own tax advisor regarding his or her status as a resident alien for U.S. federal income tax purposes under these rules and the U.S. federal income tax consequences of the ownership or disposition of our common stock. If a partnership or other pass-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Any partner in a partnership or owner of a pass-through entity holding shares of our common stock should consult its own tax advisor. A partnership that is not formed under the laws of the United States or a state or the District of Columbia is a non-U.S. holder for purposes of the Additional Withholding Rules described below.

This discussion assumes that a non-U.S. holder will hold our common stock as a capital asset (generally, property held for investment). The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, if the investor is a former citizen or long-term resident of the United States, “controlled foreign corporation,” “passive foreign investment company,” or partner in a partnership or beneficial owner of a pass-through entity that holds our common stock. Finally, the summary does not describe the effects of any applicable foreign, state or local laws, or, except to the extent discussed below, the effects of any applicable gift or estate tax laws.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Common Stock.”

Any distribution to the extent treated for U.S. federal income tax purposes as a dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a partnership or other pass-through entity, the certification requirements frequently apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity may be required to provide the partners’ or other owners’ documentation to us or our paying agent. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

If you are a non-U.S. holder (including for this purpose, a partnership) and not an individual, you may be subject to a 30% withholding even if you are eligible to claim the benefits of a tax treaty if you do not comply with certain information reporting rules, described below under Additional Withholding Rules.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, provided that, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, such dividends are attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale of Common Stock

Subject to the rules discussed under Additional Withholding Rules below, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if beneficially owned by a non-U.S. holder that actually or constructively owned more than 5% of our outstanding common stock at some time within the five-year period preceding the disposition.

If any gain from the sale, exchange or other disposition of our common stock, (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, may also be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described in “—Dividends” will satisfy the certification requirements necessary to avoid the backup withholding tax as well. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary). Information reporting and backup withholding will apply if you sell our common stock through a non-U.S. office of a broker and:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in Treasury regulations,

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Rules

A non-U.S. Holder that is an entity (including, for this purpose, a partnership) may be subject to a U.S. withholding tax at a rate of 30% on payments of dividends, if any, that we declare, and on the gross proceeds on the disposition of our common stock, unless the foreign entity has complied with various U.S. information reporting and due diligence requirements that are generally designed to identify U.S. owners or account holders in the entity. These withholding requirements are expected to be phased in for dividend payments made on or after January 1, 2014, and for payments of gross proceeds from dispositions of our common stock made on or after January 1, 2015. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Barclays Capital Inc., Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., UBS Securities LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering, and Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Barclays Capital Inc.
Jefferies & Company, Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
UBS Securities LLC
Wells Fargo Securities, LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares from the selling shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Shareholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and holders of substantially all of our common stock on the date of this prospectus, including each of our executive officers, directors and selling shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us, the qualified independent underwriter and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application will be made to list the common stock on The NASDAQ Global Select Market under the symbol “FIVE.” In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the closing of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling shareholders estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

We and the selling shareholders have agreed to indemnify the several underwriters and Credit Suisse Securities (USA) LLC in its capacity as qualified independent underwriter against certain liabilities, including liabilities under the Securities Act.

Conflicts of Interest

As described under “Use of Proceeds,” we expect to use all or substantially all of the net proceeds we receive from this offering to repay $50.0 million of the outstanding indebtedness under our new term loan facility with a syndicate of lenders. Affiliates of Goldman, Sachs & Co., Barclays Capital Inc., Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., UBS Securities LLC and Wells Fargo Securities, LLC are lenders under our new term loan facility and will each receive their pro rata share of such repayment. Because it is possible that each of Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. or their affiliates could receive more than 5% of the proceeds of this offering in connection with the repayment of our new term loan facility, each of Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority. Accordingly, this offering will be conducted in accordance with Rule 5121. Rule 5121 requires that a “qualified independent underwriter,” meeting certain standards, participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Credit Suisse Securities (USA) LLC has served as “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. To comply with Rule 5121, Credit Suisse Securities (USA) LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, affiliates of Goldman, Sachs & Co., Barclays Capital Inc. and Jefferies & Company, Inc. are lead arrangers, bookrunners and lenders under our new term loan facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant

Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorized person, apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus (the “Shares”) does not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The Shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The Shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the Shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document as well as any other material relating to the Shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

VALIDITY OF COMMON STOCK

Pepper Hamilton LLP will pass upon the validity of the shares of common stock offered hereby for us. An attorney with the firm owns an aggregate of 70,000 shares of our common stock. Sullivan & Cromwell LLP will pass upon the validity of the shares of common stock offered hereby for the underwriters.

EXPERTS

The financial statements of Five Below, Inc. as of January 29, 2011 and January 28, 2012, and for each of the fiscal years in the three-year period ended January 28, 2012, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and our common stock to be sold in this offering, we refer you to the registration statement, including its exhibits and the financial statements, notes and schedules filed as a part of that registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement and its exhibits and schedules at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You also may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as Five Below, Inc., that file electronically with the SEC.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a web site at www.fivebelow.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

FIVE BELOW, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Five Below, Inc.:

We have audited the accompanying balance sheets of Five Below, Inc. (the Company) as of January 29, 2011 and January 28, 2012, and the related statements of operations, changes in redeemable convertible preferred stock, convertible preferred stock and shareholders’ deficit, and cash flows for each of the fiscal years in the three-year period ended January 28, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Five Below, Inc. as of January 29, 2011 and January 28, 2012, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended January 28, 2012, in conformity with U.S. generally accepted accounting principles.

April 17, 2012, except as to note 10,

    which is as of May 23, 2012

/s/    KPMG LLP

Philadelphia, Pennsylvania

FIVE BELOW, INC.

Balance Sheets

(in thousands, except share and per share data)

	January 29, 2011	January 28, 2012

Assets
Current assets:
Cash and cash equivalents	$12,153	$41,293
Income taxes receivable	20	—
Inventories	26,754	38,790
Deferred income taxes	2,899	4,863
Prepaid expenses and other current assets	4,116	7,303

Total current assets	45,942	92,249
Property and equipment, net	29,743	42,040
Deferred income taxes	714	—
Other assets	183	238

	$76,582	$134,527

Liabilities and Shareholders’ Deficit
Current liabilities:
Line of credit	$—	$—
Accounts payable	10,023	23,588
Income taxes payable	141	9,139
Accrued salaries and wages	2,043	9,254
Other accrued expenses	6,008	7,961

Total current liabilities	18,215	49,942
Note payable	250	250
Deferred rent	15,059	20,933
Deferred income taxes	—	1,306

Total liabilities	33,524	72,431

Commitments and contingencies (note 4)

Preferred stock, $0.01 par value. Authorized 100,000,000 shares; 10,000,000 shares undesignated; 90,000,000 shares designated as Series A 8% Convertible Preferred Stock, $0.01 par value. Issued and outstanding 89,291,773 shares with a liquidation preference of $198,507 and $214,420, respectively	191,855	191,855

Shareholders’ deficit:
Common stock, $0.01 par value. Authorized 200,000,000 shares; issued and outstanding 46,486,735 and 46,961,992, respectively	465	470
Additional paid-in capital	428	3,383
Accumulated deficit	(149,690)	(133,612)

Total shareholders’ deficit	(148,797)	(129,759)

	$76,582	$134,527

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statements of Operations

(in thousands, except share and per share data)

	Fiscal Year
	2009	2010	2011
Net sales	$125,135	$197,189	$297,113
Cost of goods sold	85,040	131,046	192,252

Gross profit	40,095	66,143	104,861
Selling, general and administrative expenses	33,217	54,339	78,640

Operating income	6,878	11,804	26,221
Interest expense (income), net	73	28	(16)

Income before income taxes	6,805	11,776	26,237
Income tax (benefit) expense	(4,853)	4,753	10,159

Net income	11,658	7,023	16,078
Series A 8% Convertible Preferred Stock cumulative dividends	—	(4,507)	(15,913)
Accretion of Redeemable Convertible Preferred Stock	(4,250)	(3,329)	—

Net income (loss) available to shareholders	7,408	(813)	165
Less: Net income attributable to participating securities	(3,365)	—	(109)

Net income (loss) available to common shareholders	$4,043	$(813)	$56

Basic income (loss) per common share	$0.19	$(0.03)	$—

Diluted income (loss) per common share	$0.19	$(0.03)	$—

Dividends declared per common share	$—	$4.58	$—

Weighted average shares outstanding:
Basic shares	21,539,917	27,954,322	45,964,159

Diluted shares	21,539,917	27,954,322	45,965,631

Unaudited pro forma net income (see note 1)			$14,159

Unaudited pro forma basic income per common share (see note 1)			$0.10

Unaudited pro forma diluted income per common share (see note 1)			$0.10

Unaudited pro forma weighted average shares outstanding (see note 1):
Basic shares			135,255,932

Diluted shares			135,257,404

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statements of Changes in Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Shareholders’ Deficit

(in thousands, except share and per share data)

	Redeemable Convertible Preferred Stock				Series A 8% Convertible Preferred Stock		Shareholders’ Deficit
							Common stock		Additional paid-in capital	Accumulated deficit	Total shareholders’ deficit
	Series A		Series A-1
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 31, 2009	6,173,030	$17,030	8,006,984	$16,008	—	$—	21,515,741	$215	$12,928	$(22,022)	$(8,879)
Issuance of warrants to purchase common stock to professional service providers	—	—	—	—	—	—	—	—	24	—	24
Stock-based compensation expense	—	—	—	—	—	—	—	—	271	—	271
Exercise of options and warrants to purchase common stock	—	—	—	—	—	—	73,928	1	126	—	127
Accretion of Series A Redeemable Convertible Preferred Stock to redemption value	—	1,748	—	—	—	—	—	—	(1,748)	—	(1,748)
Accretion of Series A-1 Redeemable Convertible Preferred Stock to redemption value	—	—	—	2,502	—	—	—	—	(2,502)	—	(2,502)
Net income	—	—	—	—	—	—	—	—	—	11,658	11,658

Balance, January 30, 2010	6,173,030	18,778	8,006,984	18,510	—	—	21,589,669	216	9,099	(10,364)	(1,049)
Issuance of warrants to purchase common stock to professional service providers	—	—	—	—	—	—	—	—	203	—	203
Stock-based compensation expense	—	—	—	—	—	—	—	—	2,104	—	2,104
Exercise of options and warrants to purchase common stock	—	—	—	—	—	—	3,432,538	35	4,957	—	4,992
Redemption of warrants for common stock and cash	—	—	—	—	—	—	3,530,989	35	(10,203)	—	(10,168)
Accretion of Series A Redeemable Convertible Preferred Stock to redemption value	—	1,356	—	—	—	—	—	—	(1,356)	—	(1,356)
Accretion of Series A-1 Redeemable Convertible Preferred Stock to redemption value	—	—	—	1,973	—	—	—	—	(1,973)	—	(1,973)
Conversion of Series A and Series A-1 Redeemable Convertible Preferred Stock to common stock and redemption of fractional shares	(6,173,030)	(20,134)	(8,006,984)	(20,483)	—	—	17,933,539	179	40,439	—	40,618
Issuance of Series A 8% Convertible Preferred Stock, net of issuance costs of $2,145	—	—	—	—	89,291,773	191,855	—	—	—	—	—
Dividend paid to common shareholders	—	—	—	—	—	—	—	—	(46,068)	(146,349)	(192,417)
Income tax benefit related to exercise of stock options and warrants	—	—	—	—	—	—	—	—	3,226	—	3,226
Net income	—	—	—	—	—	—	—	—	—	7,023	7,023

Balance, January 29, 2011	—	—	—	—	89,291,773	191,855	46,486,735	465	428	(149,690)	(148,797)
Issuance of warrants to purchase common stock to professional service providers	—	—	—	—	—	—	—	—	31	—	31
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,197	—	1,197
Exercise of warrants to purchase common stock	—	—	—	—	—	—	15,000	—	33	—	33
Vesting of restricted shares	—	—	—	—	—	—	—	—	491	—	491
Repurchase of unvested restricted shares	—	—	—	—	—	—	—	—	98	—	98
Issuance of common stock	—	—	—	—	—	—	460,257	5	1,105	—	1,110
Net income	—	—	—	—	—	—	—	—	—	16,078	16,078

Balance, January 28, 2012	—	$—	—	$—	89,291,773	$191,855	46,961,992	$470	$3,383	$(133,612)	$(129,759)

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statements of Cash Flows

(in thousands)

	Fiscal Year
	2009	2010	2011
Operating activities:
Net income	$11,658	$7,023	$16,078
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,660	4,805	7,071
Loss on disposal of property and equipment	5	288	273
Amortization of deferred financing costs	51	28	28
Warrant expense related to a merchandise vendor and professional service providers for services rendered	3	228	49
Stock-based compensation expense	271	2,104	1,197
Deferred income tax (benefit) expense	(5,027)	(716)	56
(Increase) decrease in assets:
Income taxes receivable	—	(20)	20
Inventories	(2,606)	(10,711)	(12,036)
Prepaid expenses and other assets	(645)	(756)	(3,270)
(Decrease) increase in liabilities:
Accounts payable	(1,326)	3,684	12,481
Income taxes payable	127	2,144	8,998
Accrued salaries and wages	544	544	7,211
Deferred rent	2,204	6,295	6,997
Other accrued expenses	308	105	1,542

Net cash provided by operating activities	9,227	15,045	46,695

Investing activities:
Capital expenditures	(7,285)	(14,883)	(18,558)

Net cash used in investing activities	(7,285)	(14,883)	(18,558)

Financing activities:
Borrowing under long term note payable	—	250	—
Payments under capital lease agreements	(222)	—	—
Payment of financing costs	(50)	(43)	—
Net proceeds from issuance of preferred stock	—	191,855	—
Proceeds from issuance of common stock	—	—	1,110
Proceeds from exercise of and prepayment related to warrants and options to purchase common stock	127	6,852	33
Repurchase of unvested restricted shares	—	—	(140)
Dividend paid to common shareholders	—	(192,417)	—
Redemption of warrants	—	(10,168)	—
Excess tax benefit related to exercise of stock options and warrants	—	3,226	—

Net cash (used in) provided by financing activities	(145)	(445)	1,003

Net increase (decrease) in cash and cash equivalents	1,797	(283)	29,140
Cash and cash equivalents at beginning of year	10,639	12,436	12,153

Cash and cash equivalents at end of year	$12,436	$12,153	$41,293

Supplemental disclosures of cash flow information:
Interest paid	$83	$53	$24
Income taxes paid	47	111	1,157

See accompanying notes to financial statements.

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

(1) Summary of Significant Accounting Policies

(a) Description of Business

Five Below, Inc. (the Company) is a specialty value retailer offering merchandise targeted at the aspirational teen and pre-teen demographic. The Company offers an edited assortment of products, priced at $5 and below. The Company’s edited assortment of products include select brands and licensed merchandise. The Company believes its merchandise is readily available, and that there are a number of potential vendors that could be utilized, if necessary, under approximately the same terms the Company is currently receiving; thus, it is not dependent on a single vendor or a group of vendors.

The Company is incorporated in the Commonwealth of Pennsylvania and as of January 28, 2012, operated 192 stores in Pennsylvania, New Jersey, Delaware, Maryland, Virginia, Massachusetts, New Hampshire, West Virginia, North Carolina, New York, Connecticut, Rhode Island, Ohio, Illinois, Indiana, and Michigan, each operating under the name “Five Below.” As of January 29, 2011 and January 30, 2010 the Company operated 142 stores and 102 stores, respectively.

(b) Fiscal Year

The Company operates on a 52/53-week fiscal year ending on the Saturday closest to January 31. The period from January 30, 2011 to January 28, 2012 is referred to as Fiscal 2011. The period from January 31, 2010 to January 29, 2011 is referred to as Fiscal 2010. The period from February 1, 2009 to January 30, 2010 is referred to as Fiscal 2009. Fiscal 2011, Fiscal 2010 and Fiscal 2009 included 52 weeks.

(c) Unaudited Pro Forma Presentation

Pro forma net income information gives effect to: (i) income attributable to participating securities; (ii) cumulative dividends related to the Series A 8% Convertible Preferred Stock; and (iii) the $100,000 term loan facility entered into on May 16, 2012 with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders, including the repayment of $50,000 of outstanding indebtedness under the term loan facility with the Company’s proposed initial public offering (IPO) proceeds.

The following is a reconciliation of historical net income to unaudited pro forma net income:

Fiscal Year 2011
Net income available to common shareholders	$56

Add:
Income attributable to participating securities	109
Series A 8% Convertible Preferred Stock cumulative dividends	15,913

Less:
Interest expense on new term loan facility, net of tax	(1,616)
Amortization of deferred financing fees related to new term loan facility, net of tax	(303)

Unaudited pro forma net income	$14,159

Pro forma weighted average share data gives effect to the conversion of our outstanding shares of Series A 8% Convertible Preferred Stock into shares of common stock in connection with the closing of the IPO.

F-7	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

Fiscal Year 2011
Shares used in computing basic income per common share	45,964,159
Adjustment for assumed conversion of Series A 8% Convertible Preferred Stock	89,291,773

Unaudited basic pro forma weighted average shares outstanding	135,255,932

Dilutive effect of securities	1,472

Unaudited diluted pro forma weighted average shares outstanding	135,257,404

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity date of three months or less when purchased to be cash equivalents. The majority of payments due from banks for third-party credit card and debit card transactions resulting from customer purchases at the Company’s retail stores process within 24 to 48 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. All credit card and debit card transactions that process in less than seven days are classified as cash and cash equivalents in the accompanying balance sheets. Amounts due from banks for these transactions classified as cash equivalents totaled $680 and $1,182 at January 29, 2011 and January 28, 2012, respectively. Book overdrafts, which are outstanding checks in excess of funds on deposit, are recorded within accounts payable in the accompanying balance sheets and within operating activities in the accompanying statements of cash flows.

The Company’s cash accounts are primarily maintained with one financial institution.

(e) Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts payable, and borrowings under a line of credit and a note payable. The Company believes that: (1) the carrying value of cash and cash equivalents and accounts payable are representative of their respective fair value due to the short-term nature of these instruments; (2) the carrying value of the borrowings under the line of credit approximates their fair value because the line of credit’s interest rates vary with market interest rates; and (3) the carrying value of the note payable approximates fair value because its negotiated terms and conditions are consistent with current market rates.

(f) Inventories

Inventories consist of finished goods purchased for resale, including freight, and are stated at the lower of cost or market value, at the individual product level. Cost is determined on a weighted average cost method which approximates a FIFO (first-in, first-out) basis due to the nature of our inventory. Management of the Company reviews inventory levels in order to identify slow-moving merchandise and uses markdowns to clear merchandise. Inventory cost is reduced when the selling price less costs of disposal is below cost. The Company accrues an estimate for inventory shrink for the period between the last physical count and the balance sheet date. The shrink estimate can be affected by changes in merchandise mix and changes in actual shrink trends.

(g) Property and Equipment

Property and equipment are stated at cost. Additions and improvements are capitalized, while repairs and maintenance are charged to expense as incurred. The straight-line method of depreciation and amortization is used for financial reporting purposes. The estimated useful lives are three to five years for furniture and fixtures and computers and equipment. Store leasehold improvements are amortized over the shorter of the useful life or the lease term plus assumed extensions, which is generally 10 years.

F-8	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

Property and equipment, net, consists of the following:

	January 29, 2011	January 28, 2012
Furniture and fixtures	$16,631	$23,354
Leasehold improvements	23,713	32,275
Computers and equipment	4,484	7,477
Construction in process	1,376	1,638

	46,204	64,744
Less: accumulated depreciation and amortization	(16,461)	(22,704)

	$29,743	$42,040

Depreciation and amortization expense for property and equipment, which is included in selling, general and administrative expenses in the accompanying statements of operations, was $3,660, $4,805 and $7,071 in Fiscal 2009, Fiscal 2010 and Fiscal 2011, respectively. Amortization expense applicable to property and equipment under capital leases of $73 in Fiscal 2009 is included in such expense.

(h) Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Based on its most recent analysis, management believes that no impairment of long-lived assets exists as of January 28, 2012.

(i) Deferred Financing Costs

Deferred financing costs (note 3) are amortized to interest expense over the term of the related credit agreement. Amortization expense in Fiscal 2009, Fiscal 2010 and Fiscal 2011 was $51, $28 and $28, respectively.

(j) Other Accrued Expenses

Other accrued expenses consist of the following:

	January 29, 2011	January 28, 2012
Deposit liability related to restricted shares (note 6)	$1,860	$1,131
Gift card liability	1,230	1,745
Other	2,918	5,085

	$6,008	$7,961

(k) Deferred Rent

Certain of the Company’s operating leases contain either rent holidays and/or predetermined fixed escalations of minimum rentals during the original and/or extended lease terms. For these leases, the Company recognizes the related rent expense on a straight-line basis over the life of the lease and records the difference between the amounts charged to operations and amounts paid as deferred rent. The life of the lease is the initial term plus assumed extensions. Generally, the Company’s store leases have an initial term of ten years or five years and one assumed five-year extension, resulting in a ten-year life. The Company also receives certain lease incentives in conjunction with entering into operating leases. These lease incentives are recorded as deferred rent at the beginning of the lease term and recognized as a reduction of rent expense over the lease term. In addition, certain of the Company’s leases contain future contingent increases in rents. Such increases in rent expense are recorded in the period in which such contingent increases to the rents take place.

F-9	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

(l) Stock Option Plan

The Company measures the cost of employee services received in exchange for stock-based compensation based on the grant date fair value of the employee stock award. Incremental compensation costs arising from subsequent modifications of awards after the grant date must also be recognized. The Company recognizes compensation expense based on the estimated grant date fair value using the Black-Scholes option-pricing model recorded over the vesting period. Stock-based compensation cost recognized and included in expenses, excluding modifications, for Fiscal 2009, Fiscal 2010 and Fiscal 2011 was $271, $2,104 and $1,197, respectively. In addition, during Fiscal 2010, the Company recognized $4,309 of additional compensation expense related to certain modifications of outstanding options (note 6).

(m) Revenue Recognition

Revenue is recognized at the point of sale. Returns are only permitted for damaged or defective goods. To date, returns have been immaterial. Accordingly, no reserve has been recorded. Gift card sales to customers are initially recorded as liabilities and recognized as sales upon redemption for merchandise. Sales tax collected from customers and remitted to governmental authorities are accounted for on a net basis, and therefore, excluded from sales in the accompanying statements of operations.

(n) Cost of Goods Sold

Cost of goods sold reflects the direct costs of purchased merchandise and inbound freight, as well as store occupancy, distribution and buying expenses. Store occupancy costs include rent, common area maintenance, utilities and property taxes for all store locations. Distribution costs include costs for receiving, processing, warehousing and shipping of merchandise to or from our distribution center and between store locations. Buying costs include compensation expense for our internal buying organization.

(o) Selling, General and Administrative Expenses

Selling, general and administrative expenses includes payroll and other compensation, marketing and advertising expense, depreciation and amortization expense, and other selling and administrative expenses.

(p) Vendor Allowances

The Company receives various incentives in the form of allowances, free product and promotional funds from its vendors based on product purchases and advertising activities. The amounts received are subject to changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise for the Company. Merchandise allowances are recorded in cost of goods and recognized in the period the related merchandise is sold. Marketing allowances are recorded in selling, general and administrative expenses and are recognized in the period the related advertising occurs to the extent the allowance is a reimbursement that is specific and incremental, and identifiable costs have been incurred by the Company to sell the vendor’s products. To the extent these conditions are not met, these allowances are recorded as merchandise allowances. Total vendor allowances recognized in the accompanying statements of operations during Fiscal 2009, Fiscal 2010 and Fiscal 2011 were $1,003, $1,999 and $2,908, respectively, of which, $893, $1,896 and $2,850 were recorded in cost of goods sold, respectively, and, $110, $103 and $58 were recorded in selling, general and administrative expenses, respectively.

(q) Store Pre-Opening Costs

Costs incurred between completion of a new store location’s construction and its opening (pre-opening costs) are charged to expense as incurred. Pre-opening costs were $1,216, $2,342 and $3,412 in Fiscal 2009, Fiscal 2010 and Fiscal 2011, respectively, and are recorded in the accompanying statements of operations based on the nature of the expense.

F-10	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

(r) Advertising Costs

Advertising costs are charged to expense the first time the advertising takes place. Advertising expenses were $3,920, $6,449 and $9,672 in Fiscal 2009, Fiscal 2010 and Fiscal 2011, respectively. Vendor marketing allowances earned to partially offset these costs were $110, $103 and $58 in Fiscal 2009, Fiscal 2010 and Fiscal 2011, respectively.

(s) Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realizability exists. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(t) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(u) Use of Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, valuation allowances for inventories, income taxes and stock-based compensation expense.

(v) Reclassifications

In certain instances, amounts previously reported in the Fiscal 2009 and Fiscal 2010 financial statements have been reclassified from selling, general and administrative expenses to cost of goods sold (including store occupancy, distribution costs and buying expenses) to conform with the presentation in the Fiscal 2011 financial statements. The reclassifications had no effect on net income or shareholders’ equity (deficit) as previously reported.

F-11	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

(w) Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in ASU No. 2011-04 result in common fair value measurement and disclosure requirements in U.S. generally accepted accounting principles (GAAP) and international financing reporting standards (IFRS) and change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. The adoption of the new requirements of ASU No. 2011-04 will not have a material impact on the Company’s financial position or results of operations.

(2) Income (Loss) Per Common Share

Basic income per common share amounts are calculated using the weighted-average number of common shares outstanding for the period. Diluted income per common share amounts are calculated using the weighted-average number of common shares outstanding for the period and include the dilutive impact of preferred stock using the if-converted method and exercise of stock options and warrants as well as assumed lapse of restrictions on restricted stock awards using the treasury stock method.

The two-class method is used to calculate basic and diluted income (loss) per common share since preferred and restricted stock are participating securities under Accounting Standards Codification (ASC) 260 Earnings per share. The two-class method is an earnings allocation formula that determines income per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, basic income (loss) per common share is computed by dividing net income (loss) attributable to common shares after allocation of income to participating securities by the weighted-average number of common shares outstanding during the year. Diluted income (loss) per common share is computed using the more dilutive of the two-class method or the if-converted method. In periods of net loss, no effect is given to participating securities since they do not contractually participate in the losses of the Company. The two-class method is the more dilutive method for Fiscal 2009, Fiscal 2010 and Fiscal 2011.

F-12	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

The following table summarizes the potential dilution that could occur if options and warrants to acquire common stock were exercised or converted into common stock and reconciles the weighted average common shares outstanding used in the computations of basic and diluted income (loss) per share:

	Fiscal Year
	2009	2010	2011
Numerator:
Net income	$11,658	$7,023	$16,078
Series A 8% Convertible Preferred Stock cumulative dividends	—	(4,507)	(15,913)
Accretion of Redeemable Convertible Preferred Stock	(4,250)	(3,329)	—

Net income (loss) available to shareholders	7,408	(813)	165
Less: Net income attributable to participating securities	(3,365)	—	(109)

Net income (loss) available to common shareholders	$4,043	$(813)	$56

Denominator:
Weighted average common share outstanding-basic	21,539,917	27,954,322	45,964,159
Option and other dilutive securities	—	—	1,472

Weighted average common share outstanding-diluted	21,539,917	27,954,322	45,965,631

Per common share:
Basic income (loss) per common share	$0.19	$(0.03)	$—
Diluted income (loss) per common share	$0.19	$(0.03)	$—

As discussed above, the Company is required to use the two-class method to compute basic and diluted income (loss) per common share. In Fiscal 2010, the adjustment to record the increase in redemption value of preferred stock as well as preferred stock dividends (note 5) reduced undistributed earnings, to be allocated between common shares and participating securities, to zero, for purposes of calculating net income per share using the two-class method. As such, net losses were solely attributable to common shareholders.

For Fiscal 2009, Fiscal 2010 and Fiscal 2011, preferred stock that could be converted to 17,933,539, 89,291,773, and 89,291,773 shares of common stock were not included in the computation of diluted earnings per share, as the effect of doing so would have been anti-dilutive.

For Fiscal 2009, Fiscal 2010 and Fiscal 2011, the effects of the assumed exercise of the combined stock options and warrants and vesting of restricted share awards of 6,060,497, 7,053,716 and 8,037,970 shares of common stock, respectively, were excluded from the calculation of diluted net income (loss) as (a) the average stock market price of the related common stock for the periods exceeded the exercise price of the options or warrants, (b) assumed proceeds determined under the treasury stock method resulted in no incremental shares for stock options or restricted stock, or (c) the effect would be antidilutive due to a net loss to common shareholders.

(3) Line of Credit and Note Payable

On August 18, 2006, the Company entered into a Loan and Security Agreement with a bank that included a revolving line of credit with advances tied to a borrowing base. The bank has the right to reduce the borrowing base by establishing reserves. The Loan and Security Agreement has been amended and/or restated several times, the latest on November 29, 2011 (as amended and restated, the Credit Agreement), generally to extend the maturity date, increase maximum borrowings, adjust the applicable interest rates and modify certain definitions.

F-13	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

The Credit Agreement allows maximum borrowings of $20,000 and expires on May 31, 2013. If the Company requests and the bank agrees, the maximum borrowings of $20,000 can be increased to $30,000 in $2,500 increments upon the payment of an additional closing fee of 0.25%. The Credit Agreement provides for interest on borrowings, at the option of the Company, at a prime rate (3.25% at January 28, 2012) plus a margin of 2.0% or a LIBOR-based rate (0.27% at January 28, 2012) plus a margin of 3.0% and a letter of credit fee equal to the LIBOR-based rate plus 2.0%. The Credit Agreement also contains an unused credit facility fee of 0.375% per annum and is subject to a servicing fee of $12 per year.

The borrowing base is 90% of eligible credit card receivables, as defined, plus 85% of the net recovery percentage of eligible inventory, as defined, less established reserves. The Company is required to maintain minimum excess collateral availability, as defined, of 15% of the then effective maximum credit. The Company had approximately $20,000 available on the line of credit for borrowings at January 28, 2012 based upon the borrowing base.

The Credit Agreement is secured by all assets of the Company and contains certain nonfinancial covenants which place restrictions on certain transactions, including, among others, the level of capital expenditures, certain distributions, the sale of certain assets, the merger or consolidation of the Company, incurring certain indebtedness and liens, and changes in the Company’s business or certain officers.

Additionally, the Credit Agreement is subject to payment upon the Company’s receipt of certain proceeds, as defined, including those from the sale of certain assets, income tax refunds, and insurance or settlement proceeds, and is subject to an increase in the interest rate on borrowings and the letter of credit fee of 2% upon an event of default, as defined. Amounts under the Credit Agreement may become due upon certain events of default including among others, failure to comply with the Credit Agreement’s covenants, bankruptcy, default on certain other indebtedness, a change in control, or a material adverse change in the business, assets or prospects of the Company, as defined.

During Fiscal 2009, there were no borrowings or interest expense under the Credit Agreement. During Fiscal 2010, the maximum borrowings and weighted average interest rate under the Credit Agreement were $8,247 and 4.85%, respectively, and interest expense was $53. During Fiscal 2011, there were no borrowings or interest expense under the Credit Agreement.

The Company has incurred costs of approximately $341 in connection with the Credit Agreement and its amendments, which are included in other assets on the accompanying balance sheets. These deferred financing costs are amortized over the term of the Credit Agreement or the related amendment and have a net balance of $66 and $38 as of January 29, 2011 and January 28, 2012, respectively.

On December 10, 2010 the Company entered into a Loan and Security Agreement (the Note) for $250 with a governmental authority. The Note accrues interest at 3.25% and interest is payable monthly. The principal amount and any unpaid and accrued interest is due on April 1, 2013. The Note is collateralized by certain assets of the Company. Additionally, a portion or all of the Note is subject to conversion to a grant upon the Company meeting certain non-financial conditions, as defined.

(4) Commitments and Contingencies

The Company leases property and equipment under non-cancelable operating leases. Certain retail store lease agreements provide for contingent rental payments if the store’s net sales exceed stated levels (percentage rents) and/or contain escalation clauses, which provide for increases in base rental for increases in future

F-14	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

operating costs. Many of the Company’s leases provide for one or more renewal options for periods ranging from five to seven years. The Company’s operating lease agreements, including assumed extensions which are generally those that take the lease to a ten-year term, expire through 2022.

The Company’s minimum rental commitments under operating lease agreements, including assumed extensions, as of January 28, 2012, are as follows:

	Retail stores	Corporate office and distribution center	Total
Fiscal year:
2012	$28,553	$2,097	$30,650
2013	30,759	2,426	33,185
2014	30,245	2,688	32,933
2015	29,654	2,953	32,607
2016	28,061	1,372	29,433
Thereafter	104,794	4,445	109,239

	$252,066	$15,981	$268,047

Rent expense, including base and contingent rent under operating leases, was $11,912, $16,871 and $23,607 in Fiscal 2009, Fiscal 2010 and Fiscal 2011, respectively. Contingent rents were $82, $349 and $490 in Fiscal 2009, Fiscal 2010 and Fiscal 2011, respectively.

The Company has employment agreements with certain key employees that provide for, among other things, salary, bonus, severance, and change-in-control provisions. The severance and change of control provisions under these agreements provide for additional payments upon employee separation of up to approximately $3,400.

From time to time, the Company is involved in certain legal actions arising in the ordinary course of business. In management’s opinion, the outcome of such actions will not have a material adverse effect on the Company’s financial condition or results of operations.

The Company has other purchase commitments of $1,739 as of January 28, 2012, consisting primarily of inventory purchase orders.

(5) Shareholders’ Equity

The Company is authorized to issue 200,000,000 shares of $0.01 par value common stock and 100,000,000 shares of $0.01 par value preferred stock. The holders of the common stock are entitled to one vote per share of common stock and are entitled to receive dividends if declared by the board of directors. The preferred stock may be issued from time to time in series as designated by the board of directors. The designations, powers, preferences, voting rights, privileges, options, conversion rights, and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof shall be designated by the board of directors. As of January 28, 2012, the board of directors has designated 90,000,000 shares of preferred stock as Series A 8% Convertible Preferred Stock.

F-15	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

Preferred Stock

In Fiscal 2005, Fiscal 2006 and Fiscal 2007, the Company issued an aggregate of 6,173,030 shares of Series A Redeemable Convertible Preferred Stock (the Series A Preferred Stock) for aggregate cash proceeds of $13,020, net of aggregate offering costs of $252. In connection with the offerings, the Company also issued warrants to originally purchase 399,865 shares of common stock at $2.15 per share (see below). The relative fair value of the warrants ($396 in aggregate) was recorded as additional paid-in capital and was being accreted to the Series A Preferred Stock through its earliest redemption dates. The offering costs incurred in connection with the issuances were also being accreted to the Series A Preferred Stock through its earliest redemption dates.

In Fiscal 2008, the Company issued an aggregate of 8,006,984 shares of Series A-1 Redeemable Convertible Preferred Stock (the Series A-1 Preferred Stock) for aggregate cash proceeds of $16,298, net of aggregate offering costs of $917. In connection with the offerings, the Company also issued warrants to purchase 3,037,938 shares of common stock at $1.70 per share. The relative fair value of the warrants ($1,442) was recorded as additional paid-in capital and was being accreted to the Series A-1 Preferred Stock through its earliest redemption dates. The offering costs incurred in connection with the issuances were also being accreted to the Series A-1 Preferred Stock through its earliest redemption dates.

In connection with the Fiscal 2008 offerings, the per share exercise price for warrants previously issued during the Company’s prior Series A Preferred Stock offerings was reduced from $2.15 per share to $1.70 per share and the number of shares of common stock for which such warrants were exercisable was increased by a factor of approximately 1.26 so that the aggregate exercise price of the warrants remained unchanged and the warrants were entitled to purchase 505,698 shares of common stock. Warrants to purchase 12,647 shares of common stock were exercised in July 2010.

Also in Fiscal 2008, as a result of a modification to the conversion ratio of the outstanding Series A Preferred Stock, the fair value of a beneficial conversion feature in the amount of $1,011 was recorded and was being accreted to the Series A Preferred Stock through its earliest redemption dates.

On October 13, 2010, the holders of the Series A and A-1 Preferred Stock converted all of their outstanding shares of Series A and A-1 Preferred Stock into the Company’s common stock according to the conversion ratio specified in the Company’s then amended and restated Certificates of Designations. As a result, 6,173,030 shares and 8,006,984 shares of Series A Preferred Stock and Series A-1 Preferred Stock, respectively, were converted into 17,933,539 shares of common stock.

On October 14, 2010, the holders of the warrants to purchase common stock issued in connection with the Series A and A-1 Preferred Stock exchanged their warrants for (i) the number of shares of common stock equal to the purchase of the number of shares underlying such warrants, and (ii) an amount of cash equal to $4.579622329 per share less the aggregate exercise price of such warrant. As a result, the warrants were exchanged for 3,530,989 shares of common stock and net cash of $10,168.

On October 14, 2010, the Company issued 89,291,773 shares of Series A 8% Convertible Preferred Stock for cash proceeds of $191,855, net of offering costs of $2,145.

Under the Company’s second amended and restated Certificate of Designations, each share of the Series A 8% Convertible Preferred Stock is convertible into one share of common stock, subject to adjustment as defined. The holders of the Series A 8% Convertible Preferred Stock may designate the election of five members of the

F-16	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

Company’s board of directors, or, if the board of directors is comprised of greater than eight directors, a majority of the directors. Upon the approval of the majority of the holders of the Series A 8% Convertible Preferred Stock or effective upon the closing of a qualified public offering, as defined, all shares of Series A 8% Convertible Preferred Stock will automatically convert into common stock. Each holder of the Series A 8% Convertible Preferred Stock is entitled to one vote for each share of common stock into which the shares of the Series A 8% Convertible Preferred Stock held are convertible. The Series A 8% Convertible Preferred Stock is entitled to receive cumulative dividends of 8% of its original issue price of $2.17 per share per year compounded annually and payable in cash when and if declared by the Company’s board of directors; however, the Company shall not pay, unless otherwise consented to by the holders of Series A 8% Convertible Preferred Stock, any dividends on common stock unless an equal amount of dividends per share (on an as converted basis) is simultaneously paid to the holders of the Series A 8% Convertible Preferred Stock. Cumulative dividends in arrears as of January 28, 2012 were $20,420 ($0.23 per share). The outstanding shares of the Series A 8% Convertible Preferred Stock are also entitled to certain anti-dilution rights, as defined.

In the event of any liquidation, dissolution, or winding up of the Company, as defined, or deemed liquidation event, as defined, the holders of the Series A 8% Convertible Preferred Stock will be entitled to receive the greater of the original issue price of $2.17 per share plus any accrued and unpaid dividends, or the amount that would have been paid if the Series A 8% Convertible Preferred Stock was converted to common stock, before any payment is made to the common shareholders. The Series A 8% Convertible Preferred Stock is presented outside of shareholders’ equity (deficit) since its redemption under certain circumstances is beyond the control of the Company’s management.

Approval of the holders of a majority of the shares of the Series A 8% Convertible Preferred Stock is required for, among other items, the authorization, issuance, or redemption of stock, changes in the Company’s Articles of Incorporation or By-laws, changes in the senior management and incurrence of debt or participation in certain transactions above a certain threshold.

Common Stock

The Company’s Executive Chairman of the Board and the CEO were co-founders of the Company and own a combined 10,223,920 shares of the Company’s outstanding common stock at January 28, 2012.

A shareholder of the Company’s common stock has executed an irrevocable proxy appointing David Schlessinger, Executive Chairman of the Board of the Company, as proxy. The proxy is empowered, and may exercise the irrevocable proxy, to vote the shares at any time and at any meeting of the shareholders of the Company, however called, including written actions by consent of shareholders. The irrevocable proxy is effective upon execution (with subscription agreement) and terminates, with respect to the designated shares, upon the earlier of (i) the longest period of time allowable under applicable law from the execution date and (ii) a transfer of such designated shares after the closing of an underwritten public offer for cash on a firm commitment basis pursuant to an effective registration statement filed pursuant to the Securities Act of 1933, as amended, covering the sale of the Company’s capital stock, as defined.

Certain shareholders of the Company’s common stock have each executed an irrevocable proxy appointing David Schlessinger as proxy, while certain other shareholders of the Company’s common stock have each executed an irrevocable proxy appointing Thomas Vellios as proxy. In each case, the proxy is empowered, and may exercise the irrevocable proxy, to vote the shares at any time and at any meeting of the shareholders of the Company, however called, including written actions by consent of shareholders. The irrevocable proxy is

F-17	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

effective upon execution (with subscription agreement) and terminates, with respect to the designated shares, upon the earlier of (i) the fifth (5th) anniversary of the date of the proxy and (ii) a transfer of such designated shares after the closing of an underwritten public offer for cash on a firm commitment basis pursuant to an effective registration statement filed pursuant to the Securities Act of 1933, as amended, covering the sale of the Company’s capital stock, as defined.

The Company and its shareholders have entered into an Amended and Restated Investors Rights Agreement and a Second Amended and Restated Shareholders Agreement, which provide for, among others, certain registration, information, first refusal, co-sale, observer, bring along and board of director voting rights. The Second Amended and Restated Shareholders Agreement also provides for certain restrictions and obligations with respect to the stock of the Company held by the Company’s shareholders, including limits on the transfer of stock held by shareholders.

In connection with a common stock sale that closed in 2004, the Company issued warrants to purchase 67,648 shares of common stock at a price of $1.70 per share. The fair value of these warrants is included in additional paid-in capital in the accompanying financial statements. The warrants were exercised in September 2009.

In January 2007, the Company granted warrants to purchase 120,000 shares of common stock at an exercise price of $2.15 per share to a merchandise vendor and professional service provider. Warrants to purchase 100,000 shares of common stock expired unexercised in January 2008 and the remaining warrants to purchase 20,000 shares of common stock were exercised in October 2010. The fair value of the warrants ($46) was recorded as expense in Fiscal 2006.

In March 2008, the Company granted warrants to purchase 126,628 shares of common stock at an exercise price of $2.15 per share to professional service providers and a merchandise vendor. Warrants to purchase 100,000 shares of common stock issued to the merchandise vendor expired unexercised in April 2009. Warrants to purchase 5,000 and 21,628 shares of common stock to professional service providers were exercised in September 2009 and October 2010, respectively. The fair value of the warrants ($41) was recorded as expense in Fiscal 2007.

In February 2009 and May 2009, the Company granted warrants to purchase 40,000 and 5,000 shares of common stock, respectively, at an exercise price of $1.70 per share to professional service providers. The warrants were exercised in October 2010. The fair value of the warrants ($21) and ($3) was recorded as expense in Fiscal 2008 and Fiscal 2009, respectively.

In May 2010, the Company granted warrants to purchase 80,000 shares of common stock at an exercise price of $3.96 per share to professional service providers that were exercised in October 2010. The fair value of the warrants ($203) was recorded as expense in Fiscal 2010.

On October 13, 2010, the board of directors declared a cash dividend of $4.58 per share, or $196,726 in the aggregate, which was paid on October 14, 2010 to shareholders of record on October 13, 2010. Of this amount, $4,309 was recorded as additional compensation expense (note 6).

In February 2011, the Company granted warrants to purchase 40,000 shares of common stock at an exercise price of $2.18 per share to professional service providers, of which 15,000 were exercised in November 2011. The fair value of the warrants ($25) was recorded as expense in Fiscal 2010.

In May 2011, the Company granted warrants to purchase 9,000 shares of common stock at an exercise price of $2.18 per share to a professional service provider. The fair value of the warrants ($6) was recorded as expense in Fiscal 2011.

F-18	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

As of January 28, 2012, there were warrants to purchase 34,000 shares of common stock at an exercise price of $2.18 per share outstanding.

In November 2011, the Company issued 460,257 shares of common stock for cash proceeds of $1,110 to an incoming member of the Company’s board of directors.

(6) Common Stock Options

Effective July 26, 2002, the Company adopted the 2002 Equity Incentive Plan (the Plan) pursuant to which the Company’s board of directors may grant stock options and restricted shares to officers, directors, key employees, and professional service providers. The Plan, as amended as of October 13, 2010, increases the number of shares available for issuance under the Plan to 13,632,159 shares of authorized but unissued common stock. All stock options have a term not greater than 10 years. Stock options vest and become exercisable in whole or in part, in accordance with vesting conditions set by the Company’s board of directors. Options granted to date generally vest over four years from the date of grant.

On August 25, 2010, the Company’s board of directors agreed to allow option holders, as of that date, to exercise, during a twenty day offer period, all options issued and outstanding under the Plan, regardless if those options were vested and exercisable (Vested Options) or were not currently vested and exercisable (Unvested Options). The Company recorded $4,309 of additional compensation cost in Fiscal 2010 to reflect the incremental value associated with the modification of the options, which was primarily related to the value of the dividends received by the exercisers before the original vesting date (see below).

On October 13, 2010, the holders of the stock options exercised all of their outstanding Vested and Unvested Options to purchase shares of the Company’s common stock. The Unvested Options were exercised for restricted shares of common stock that have the same vesting schedule as the Unvested Options that were exercised for those shares. The restricted shares are subject to repurchase by the Company should the option holder’s employment be terminated prior to the vesting at a purchase price equal to the lesser of: (i) the exercise price paid for the restricted shares, and (ii) the fair market value of the restricted shares at the time of repurchase. For accounting purposes, as the shares remain subject to their original vesting provisions, the early exercises are being recorded as if the original options remain outstanding until the respective shares vest. Exercise proceeds received prior to the shares vesting are recorded as a deposit liability in other accrued expenses on the accompanying balance sheets. As of January 29, 2011 and January 28, 2012, $1,860 and $1,131 respectively, was recorded as a deposit liability. Due to the modification of the options to allow early exercise, dividends received by the exercisers before the original vesting date were recorded as additional compensation expense.

F-19	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

The following table summarizes the activity related to the restricted shares of common stock:

	Number of shares	Deposit liability
Unvested, issued upon option exercises on October 13, 2010	940,811	$1,933
Vested	(61,042)	(73)

Unvested, January 29, 2011	879,769	1,860
Vested	(392,072)	(491)
Repurchases upon employee termination	(77,502)	(238)

Unvested, January 28, 2012	410,195	$1,131

Stock option activity under the Plan was as follows:

	Shares available for grant	Options outstanding	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 31, 2009	290,160	2,202,347	$1.18
Granted	(351,000)	351,000	1.20
Forfeited	121,834	(121,834)	1.20
Exercised	—	(1,280)	1.20

Balance at January 30, 2010	60,994	2,430,233	1.18	6.9
Increase in authorized shares	10,982,159	—	—
Granted	(7,016,446)	7,016,446	2.39
Forfeited	19,469	(19,469)	1.34
Exercised	—	(3,253,263)	1.96

Balance at January 29, 2011	4,046,176	6,173,947	2.18	9.7
Granted	(1,766,800)	1,766,800	2.43
Forfeited	345,500	(345,500)	2.21
Exercised	—	—	—

Balance at January 28, 2012	2,624,876	7,595,247	2.24	9.0

Exercisable at January 28, 2012		—

Included in the options granted during Fiscal 2010 and outstanding as of January 28, 2012 are options to purchase 2,919,973 shares of common stock, which vest incrementally only upon the achievement of certain performance targets including achieving targeted internal rates of return for the Company’s preferred shareholders or the Company achieving certain market capitalization levels subsequent to an initial public offering. As of January 28, 2012, no compensation expense has been recognized for these options since the Company’s management determined that the performance targets were not probable of achievement at that date. Subsequent to January 28, 2012, these options were cancelled (note 11).

F-20	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

The fair value of each option award granted to employees, including outside directors, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year
	2009	2010	2011
Expected volatility	50.0%	50.0%	50.0%
Risk-free interest rate	2.9%	1.8%	2.0%
Expected life of options	7.0 years	7.0 years	7.0 years
Expected dividend yield	—	—	—

The Company uses the simplified method to estimate the expected term of the option. Expected volatility is based upon historical volatility analysis of public company peers, and the risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The per-share weighted average grant-date fair value of stock options granted to employees, including outside directors, in Fiscal 2009, Fiscal 2010 and Fiscal 2011 was $0.50, $1.18 and $1.24 respectively. The total intrinsic value of stock options exercised during Fiscal 2009, Fiscal 2010 and Fiscal 2011 was zero, $15,621 and zero, respectively.

As of January 28, 2012, there was $10,624 of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Plan, excluding options that vest upon the achievement of performance targets. That cost is expected to be recognized over a weighted average vesting period of 2.3 years.

The Company currently uses authorized and unissued shares to satisfy option award exercises.

(7) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Through January 31, 2009, due to the uncertainty of the Company’s ability to realize the benefit of the net deferred tax asset, the net deferred tax assets were fully offset by a valuation allowance. The determination that the full valuation allowance was required was based largely on the history of losses experienced by the Company and the cumulative losses experienced for the three years ended January 31, 2009.

As of January 30, 2010, the Company re-evaluated the realizability of the deferred tax assets. Based upon significant Fiscal 2010 pretax income, the Company had net cumulative pretax income for the three years ended January 30, 2010. Based upon the achievement of the cumulative pretax income for the three years ended January 30, 2010 and the Company’s estimates of projected future profitability, management believed that it was more likely than not that the benefit of its net deferred tax assets would be realized and therefore reversed the valuation allowance against its net deferred tax assets. Accordingly, the Company recognized a deferred tax benefit of $7,419 related to the reduction of the valuation allowance in Fiscal 2009.

F-21	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

As of January 28, 2012, no valuation allowance has been provided for net deferred tax assets as management continues to believe that it is more likely than not that the Company will realize the deferred tax assets at January 28, 2012.

The components of the income tax (benefit) expense are as follows:

	Fiscal Year
	2009	2010	2011
Current:
Federal	$127	$4,080	$6,979
State	47	1,389	3,124

	174	5,469	10,103

Deferred:
Federal	2,078	(673)	1,434
State	314	(43)	(1,378)

	2,392	(716)	56

Adjustments to the beginning-of-year valuation allowance	(7,419)	—	—

Income tax (benefit) expense	$(4,853)	$4,753	$10,159

The reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate is as follows:

	Fiscal Year
	2009	2010	2011
Statutory federal tax rate	34.0%	34.0%	35.0%
State taxes, net of federal benefit	5.7	5.7	5.6
Other	(2.0)	0.7	(1.9)
Changes in valuation allowance	(109.0)	—	—

	(71.3)%	40.4%	38.7%

F-22	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

Significant components of deferred tax assets and liabilities consist of the following:

	January 29, 2011	January 28, 2012

Deferred tax assets:
Net operating loss carryforwards	$1,110	$—
Inventories	1,412	1,920
Alternative minimum tax credits	225	—
Deferred revenue	56	71
Accrued bonus	—	2,907
Deferred rent	6,093	9,000
Other	342	381

Deferred tax assets	9,238	14,279

Deferred tax liabilities:
Property and equipment	(5,098)	(10,404)
Other	(527)	(318)

Deferred tax liabilities	(5,625)	(10,722)

	$3,613	$3,557

The Company had no material accrual for uncertain tax positions or interest or penalties related to income taxes on the Company’s balance sheets at January 29, 2011 or January 28, 2012, and has not recognized any material uncertain tax positions or interest and/or penalties related to income taxes in the statement of operations for Fiscal 2009, Fiscal 2010 or Fiscal 2011.

The Company files a federal income tax return as well as state tax returns. The Company’s U.S. federal income tax returns for the years ended January 30, 2010 and thereafter remain subject to examination by the U.S. Internal Revenue Service (IRS). State returns are filed in various state jurisdictions, as appropriate, with varying statutes of limitation and remain subject to examination.

(8) Related-Party Transactions

During Fiscal 2009, the Company extended a loan of $250 to an officer. The loan accrued interest at 4.11% and was payable on an annual basis with the first interest payment due on March 1, 2011. The loan required mandatory prepayments of the full principal amount and unpaid accrued interest upon the occurrence of certain events as defined in the related agreement. The loan was collateralized by a pledge of common stock of the Company owned by the officer. On October 13, 2010, the principal of $250 and interest was paid in full. Interest income recognized on this loan totaled $8.

During the first six months of Fiscal 2009, the Executive Chairman of the Board of the Company provided his services to the Company on a full-time basis without receiving cash compensation. Beginning in August 2009, the Executive Chairman of the Board of the Company started to receive compensation for such services.

During Fiscal 2009, Fiscal 2010 and Fiscal 2011, the Company incurred fees of $247, $1,759 and $479, respectively, related to services provided by certain shareholders and professional service firms for which certain shareholders are partners.

F-23	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

(9) Employee Benefit Plan

Effective February 1, 2007, the Company implemented the Five Below 401(k) Retirement Savings Plan for all employees who have at least one year of service, worked at least 1,000 hours, and are 21 years of age. Employees can contribute up to the maximum amount allowed under law. The Company may make discretionary matching and profit sharing contributions, which vest over a period of five years from each employee’s commencement of employment with the Company. The Company did not make any discretionary contributions in Fiscal 2009, Fiscal 2010 or Fiscal 2011.

(10) Segment Reporting

The Company evaluates performance internally and manages the business on the basis of one operating segment; therefore, it has only one reportable segment. All of the Company’s identifiable assets are located in the United States.

The following sets forth data for the following groups of products – leisure, fashion and home, and party and snack. The percentage of net sales represented by each product group is as follows:

Sales by Product Group	Percentage of Sales
	Fiscal Year
	2009	2010	2011
Leisure	51.7%	50.5%	50.5%
Fashion and home	31.7	33.1	33.0
Party and snack	16.6	16.4	16.5

Total	100.0%	100.0%	100.0%

Leisure includes items such as sporting goods, games, toys, media, books, electronic accessories, and arts and crafts.

Fashion and home includes items such as personal accessories, “attitude” t-shirts, beauty offerings, home goods and storage options.

Party and snack includes items such as party and seasonal goods, greeting cards, candy and other snacks, and beverages.

(11) Subsequent Events

From January 29, 2012 to April 17, 2012, the Company committed to 18 new store leases that were not included in the Company’s minimum rental commitments table in note 4. Minimum rental commitments under these leases are as follows:

Retail stores
Fiscal year:
2012	$1,278
2013	2,651
2014	2,706
2015	2,706
2016	2,706
Thereafter	15,361

$27,408

F-24	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(in thousands, except store, share, per share and price data)

In February 2012, warrants to purchase 29,000 shares of common stock were exercised.

In March 2012, options to purchase 5,839,946 shares of common stock granted during Fiscal 2010, including options to purchase 2,919,973 shares that were to vest upon the achievement of performance targets (note 6), were cancelled and an equal number of restricted shares were granted. One-third of the shares vested in March 2012 and the remaining two-thirds vest in equal installments on the first and second anniversary of the grant. As a result, the Company estimates that it will record total future compensation expense of approximately $17,600 in connection with the cancellation and grant, including an estimated $5,400 on the date of the modification and the remainder on a straight-line basis over the two-year vesting period.

In March 2012, the Company granted warrants to purchase 32,500 shares of common stock at an exercise price of $3.88 per share to professional service providers.

In March 2012, the Company granted options to purchase 1,142,000 shares of common stock at an exercise price of $3.88 per share to Company employees.

In March 2012, warrants to purchase 7,500 shares of common stock were exercised.

In April 2012, warrants to purchase 20,000 shares of common stock were exercised.

The Company has evaluated subsequent events from the balance sheet date through April 17, 2012, the date at which the financial statements were available to be issued, and determined there are no other items requiring disclosure.

F-25

FIVE BELOW, INC.

Balance Sheets

(Unaudited)

(in thousands, except share and per share data)

	April 30, 2011	January 28, 2012	April 28, 2012	Pro Forma April 28, 2012
				Unaudited (see note 1)
Assets
Current assets:
Cash and cash equivalents	$9,131	$41,293	$14,503	$12,027
Income taxes receivable	79	—	7,400	7,400
Inventories	38,456	38,790	51,531	51,531
Deferred income taxes	2,960	4,863	4,911	4,911
Prepaid expenses and other current assets	4,999	7,303	10,706	10,706

Total current assets	55,625	92,249	89,051	86,575
Property and equipment, net	33,638	42,040	44,441	44,441
Deferred income taxes	630	—	—	—
Other assets	162	238	449	3,474

	$90,055	$134,527	$133,941	$134,490

Liabilities and Shareholders’ Deficit
Current liabilities:
Line of credit	$—	$—	$—	$—
Accounts payable	18,356	23,588	22,496	22,496
Income taxes payable	521	9,139	1,019	1,019
Accrued salaries and wages	835	9,254	1,436	1,436
Other accrued expenses	9,644	7,961	11,235	11,235

Total current liabilities	29,356	49,942	36,186	36,186
Note payable	250	250	250	100,250
Deferred rent	15,878	20,933	22,258	22,258
Deferred income taxes	—	1,306	5,708	5,708

Total liabilities	45,484	72,431	64,402	164,402

Commitments and contingencies (note 4)

Preferred stock, $0.01 par value. Authorized 100,000,000 shares; 10,000,000 shares undesignated; 90,000,000 shares designated as Series A 8% Convertible Preferred Stock, $0.01 par value. Issued and outstanding 89,291,773 shares with a liquidation preference of $202,376, $214,420 and $218,588, respectively	191,855	191,855	191,855	—

Shareholders’ deficit:
Common stock, $0.01 par value. Authorized 200,000,000 shares; issued and outstanding 46,486,735, 46,961,992, 52,781,374 and 142,073,147 (proforma) shares, respectively.	465	470	528	1,421
Additional paid-in capital	942	3,383	11,925	190,963
Accumulated deficit	(148,691)	(133,612)	(134,769)	(222,296)

Total shareholders’ deficit	(147,284)	(129,759)	(122,316)	(29,912)

	$90,055	$134,527	$133,941	$134,490

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statements of Operations

(Unaudited)

(in thousands, except share and per share data)

	Thirteen weeks ended
	April 30, 2011	April 28, 2012
Net sales	$47,427	$71,829
Cost of goods sold	32,840	48,809

Gross profit	14,587	23,020
Selling, general and administrative expenses	12,926	24,985

Operating income (loss)	1,661	(1,965)
Interest income, net	(3)	(37)

Income (loss) before income taxes	1,664	(1,928)
Income tax expense (benefit)	665	(771)

Net income (loss)	999	(1,157)
Series A 8% Convertible Preferred Stock cumulative dividends	(3,869)	(4,168)

Net loss attributable to common shareholders	$(2,870)	$(5,325)

Basic loss per common share	$(0.06)	$(0.11)

Diluted loss per common share	$(0.06)	$(0.11)

Weighted average shares outstanding:
Basic shares	45,664,835	47,458,718

Diluted shares	45,664,835	47,458,718

Unaudited pro forma net loss		$(1,619)

Unaudited pro forma basic loss per common share		$(0.01)

Unaudited pro forma diluted loss per common share		$(0.01)

Unaudited pro forma weighted average shares outstanding:
Basic shares		136,750,491

Diluted shares		136,750,491

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statement of Changes in Convertible Preferred Stock and Shareholders’ Deficit

(Unaudited)

(in thousands, except share and per share data)

	Series A 8% Convertible Preferred Stock		Shareholders’ Deficit
			Common stock		Additional paid- in capital	Accumulated deficit	Total shareholders’ deficit
	Shares	Amount	Shares	Amount
Balance, January 28, 2012	89,291,773	$191,855	46,961,992	$470	$3,383	$(133,612)	$(129,759)
Issuance of warrants to purchase common stock to professional service providers	—	—	—	—	43	—	43
Stock-based compensation expense	—	—	5,839,950	58	6,272	—	6,330
Exercise of warrants to purchase common stock	—	—	66,500	1	200	—	201
Vesting of restricted shares related to stock option exercises	—	—	—	—	498	—	498
Repurchase of unvested restricted shares related to stock option exercises	—	—	(87,068)	(1)	4	—	3
Excess tax benefit related to restricted shares	—	—	—	—	1,525	—	1,525
Net loss	—	—	—	—	—	(1,157)	(1,157)

Balance, April 28, 2012	89,291,773	$191,855	52,781,374	$528	$11,925	$(134,769)	$(122,316)

See accompanying notes to financial statements.

FIVE BELOW, INC.

Statements of Cash Flows

(Unaudited)

(in thousands)

	Thirteen weeks ended
	April 30, 2011	April 28, 2012
Operating activities:
Net income (loss)	$999	$(1,157)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,434	2,107
Amortization of deferred financing costs	7	7
Warrant expense related to professional service providers for services rendered	25	43
Stock-based compensation expense	294	6,330
Deferred income tax expense	23	4,354
Changes in operating assets and liabilities:
Income tax receivable	(59)	(7,400)
Inventories	(11,702)	(12,741)
Prepaid expenses and other assets	(869)	(3,621)
Accounts payable	7,580	(799)
Income taxes payable	380	(8,120)
Accrued salaries and wages	(1,208)	(7,818)
Deferred rent	411	1,555
Other accrued expenses	4,266	3,562

Net cash provided by (used in) operating activities	1,581	(23,698)

Investing activities:
Capital expenditures	(4,576)	(4,801)

Net cash used in investing activities	(4,576)	(4,801)

Financing activities:
Proceeds from exercise of warrants to purchase common stock	—	201
Repurchase of unvested restricted shares related to stock option exercises	(27)	(17)
Excess tax benefit related to restricted shares	—	1,525

Net cash (used in) provided by financing activities	(27)	1,709

Net decrease in cash and cash equivalents	(3,022)	(26,790)
Cash and cash equivalents at beginning of period	12,153	41,293

Cash and cash equivalents at end of period	$9,131	$14,503

See accompanying notes to financial statements.

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

As used herein, the “Company” means Five Below, Inc. except as expressly indicated or unless the context otherwise requires. The balance sheets as of April 30, 2011 and April 28, 2012, statements of operations for the thirteen weeks ended April 30, 2011 and April 28, 2012, the statements of cash flows for the thirteen weeks ended April 30, 2011 and April 28, 2012 and the statement of changes in convertible preferred stock and stockholders’ deficit for the thirteen weeks ended April 28, 2012 have been prepared by the Company in conformity with U.S. generally accepted accounting principles (GAAP) for interim reporting and are unaudited. In the opinion of management, the financial statements include all known adjustments (which consist primarily of normal, recurring accruals, estimates and assumptions that impact the financial statements) necessary to present fairly the financial position at the balance sheet dates and the results of operations and cash flows for the thirteen weeks ended April 30, 2011 and April 28, 2012. The balance sheet at January 28, 2012, presented herein, has been derived from the audited balance sheet included in this Form S-1, but does not include all disclosures required by GAAP. These financial statements should be read in conjunction with the financial statements and footnotes thereto included within this Form S-1 for the fiscal year ended January 28, 2012. The results of operations for the thirteen weeks ended April 30, 2011 and April 28, 2012 are not necessarily indicative of operating results for the full year.

(b) Unaudited Pro Forma Presentation

The April 28, 2012 balance sheet has been prepared on a pro forma basis reflecting: (1) the payment of a dividend on May 16, 2012 of $0.70 per share on shares of common stock (including restricted shares) and Series A 8% Convertible Preferred Stock totaling $99,451; (2) the $100,000 term loan facility entered into on May 16, 2012 with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders; and (3) the conversion of all outstanding shares of the Company’s Series A 8% Convertible Preferred Stock into shares of common stock in connection with the closing of Company’s proposed initial public offering (IPO).

Pro forma net income gives effect to: (i) income attributable to participating securities; (ii) cumulative dividends related to the Series A 8% Convertible Preferred Stock; and (iii) the $100,000 term loan facility entered into on May 16, 2012 with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders, including the repayment of $50,000 of outstanding indebtedness under the term loan facility with the IPO proceeds.

The following is a reconciliation of historical net loss to unaudited pro forma net loss:

Thirteen weeks ended April 28, 2012
Net loss attributable to common shareholders	$(5,325)
Add:
Series A 8% Convertible Preferred Stock cumulative dividends	4,168
Less:
Interest expense on new term loan facility, net of tax	(386)
Amortization of deferred financing fees related to new term loan facility, net of tax	(76)

Unaudited pro forma net loss	$(1,619)

Pro forma weighted average share data gives effect to the conversion of our outstanding shares of Series A 8% Convertible Preferred Stock into shares of common stock in connection with the closing of the IPO.

F-30	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

The following is a reconciliation of pro forma basic and diluted weighted average common shares outstanding:

Thirteen weeks ended April 28, 2012
Shares used in computing basic loss per common share	47,458,718
Adjustment for assumed conversion of Series A 8% Convertible Preferred Stock	89,291,773
Unaudited basic pro forma weighted average shares outstanding	136,750,491
Dilutive effect of securities	—

Unaudited diluted pro forma weighted average shares outstanding	136,750,491

(c) Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in ASU No. 2011-04 result in common fair value measurement and disclosure requirements in U.S. generally accepted accounting principles (GAAP) and international financial reporting standards (IFRS) and change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. The adoption of the new requirements of ASU No. 2011-04 did not have an impact on the Company’s financial position or results of operations.

(2) Income (Loss) Per Common Share

Basic income (loss) per common share amounts are calculated using the weighted-average number of common shares outstanding for the period. Diluted income (loss) per common share amounts are calculated using the weighted-average number of common shares outstanding for the period and include the dilutive impact of preferred stock using the if-converted method and exercise of stock options and warrants as well as assumed lapse of restrictions on restricted stock awards using the treasury stock method.

The two-class method is used to calculate basic and diluted income (loss) per common share since preferred and restricted stock are participating securities under Accounting Standards Codification (ASC) 260 Earnings per share. The two-class method is an earnings allocation formula that determines income per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, basic income (loss) per common share is computed by dividing net income (loss) attributable to common shares after allocation of income to participating securities by the weighted-average number of common shares outstanding during the year. Diluted income (loss) per common share is computed using the more dilutive of the two-class method or the if-converted method. In periods of net loss, no effect is given to participating securities since they do not contractually participate in the losses of the Company.

F-31	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

The following table summarizes the potential dilution that could occur if options and warrants to acquire common stock were exercised or converted into common stock and reconciles the weighted average common shares outstanding used in the computations of basic and diluted loss per share:

	Thirteen weeks ended
	April 30, 2011	April 28, 2012
Numerator:
Net income (loss)	$999	$(1,157)
Series A 8% Convertible Preferred Stock cumulative dividends	(3,869)	(4,168)

Net loss attributable to common shareholders	$(2,870)	$(5,325)

Denominator:
Weighted-average common shares outstanding - basic	45,664,835	47,458,718

Weighted-average common share outstanding - diluted	45,664,835	47,458,718

Per common share:
Basic loss per common share	$(0.06)	$(0.11)
Diluted loss per common share	$(0.06)	$(0.11)

For the thirteen weeks ended April 30, 2011 and April 28, 2012, preferred stock that could be converted to 89,291,773 shares of common stock were not included in the computations of diluted earnings per share, as the effect of doing so would have been anti-dilutive.

For the thirteen weeks ended April 30, 2011 and April 28, 2012, the effects of the assumed exercise of the combined stock options and warrants and vesting of restricted share awards of 6,986,004 and 7,031,478 shares of common stock, respectively, were excluded from the calculation of diluted net loss as the effect would be antidilutive due to a net loss attributable to common shareholders.

(3) Financing Transactions, Line of Credit and Note Payable

Financing Transactions

On May 16, 2012, the Company entered into a $100,000 term loan facility with Goldman Sachs Bank USA as administrative agent for a syndicate of lenders (the Term Loan Facility). The Company used the net proceeds from the Term Loan Facility and cash on hand to pay a dividend on its common and preferred stock (note 5), totaling approximately $99,451. On the same day, the Company amended and restated its existing senior secured revolving credit facility with Wells Fargo Bank, National Association, which is described below under “—Line of Credit.” The Company refers to the Term Loan Facility, the revolving credit facility, as amended and restated, and related transactions as the “Financing Transactions.”

The Term Loan Facility provides for a term loan of $100,000 and matures on the earlier of (i) May 16, 2015 and (ii) the date on which such facility is accelerated following the occurrence of an event of default; provided, that if no initial public offering occurs prior to May 16, 2013, the term loan facility shall mature on the earlier of May 16, 2014 and (ii) the date on which such facility is accelerated following the occurrence of an event of

F-32	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

default. The Term Loan Facility provides for interest on borrowings, at the option of the Company, at an alternate base rate which is the greater of (i) the administrative agent’s prime rate in effect on such day and (ii) the federal funds effective rate in effect on such day plus 0.50% with a 2.00% floor, plus a margin of 3.25%, or a LIBOR-based rate with a 1.00% floor plus a margin of 4.25%; provided, that if no initial public offering occurs prior to May 16, 2013 and the Company’s consolidated net leverage ratio is greater than 2.00 to 1.00, the applicable margin for the alternate base rate shall be 4.75% and for the LIBOR-based rate shall be 5.75%. The credit agreement for the Term Loan Facility includes a financial covenant of a maximum consolidated net leverage ratio. The credit agreement for the Term Loan Facility includes a maximum consolidated net leverage ratio financial covenant, the calculation of which allows the Company to net up to $10,000 of its cash and cash equivalents against its indebtedness. The Company’s leverage ratio must not exceed 3.25x for the testing periods in calendar year 2012, 2.75x to 2.50x for the testing periods in calendar year 2013, 2.00x for the testing periods in calendar year 2014 and 1.75x thereafter.

The credit agreement for the Term Loan Facility also includes customary negative and affirmative covenants including, among others, limitations on the Company’s ability to: (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or other restricted payments; (vi) engage in mergers or consolidations; or (vii) change its business.

The Term Loan Facility is subject to repayment upon the receipt of certain proceeds, including those from the sale of certain assets, insurance proceeds and indebtedness not otherwise permitted. The term loan facility is also subject to repayment of $50,000 upon the receipt of proceeds from an initial public offering.

Amounts under the credit agreement for the Term Loan Facility may become due upon certain events of default including, among others, failure to comply with the credit agreement’s covenants, bankruptcy, default on certain other indebtedness or a change in control. The default rate under the term loan facility is 2.00% per annum.

All obligations under the Term Loan Facility are secured by substantially all of the Company’s assets.

The Company has incurred costs of $3,025 in connection with the Term Loan Facility, which will be amortized over the term of the loan.

As of May 21, 2012, the Company was in compliance with the financial covenant and other covenants applicable to it under the credit agreement the Term Loan Facility.

Line of Credit

As of April 28, 2012, the Company was in compliance with the covenants applicable to it under the Loan and Security Agreement. During the thirteen weeks ended April 28, 2012, there were no borrowings under the Credit Agreement.

The Company’s Credit Agreement was amended and restated again on May 16, 2012 (as amended and restated, the Revolving Credit Facility), subsequent to the end of the first quarter of 2012. The Revolving Credit Facility allows maximum borrowings of $20,000 with advances tied to a borrowing base and expires on the earliest to occur of (i) May 16, 2017, (ii) the date which is 45 days prior to the maturity date of the Term Loan Facility or (iii) upon the occurrence of an event of default. The Revolving Credit Facility may be increased to

F-33	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

$30,000 upon certain conditions. The Revolving Credit Facility includes a $5,000 sublimit for the issuance of letters of credit. The borrowing base is 90% of eligible credit card receivables plus 90% of the net recovery percentage of eligible inventory less established reserves.

The Revolving Credit Facility provides for interest on borrowings, at the option of the Company, at (a) a prime rate plus a margin of (i) 0.75% if excess availability is greater than or equal to 75%, (ii) 1.0% if excess availability is less than 75% but greater than or equal to 33% or (iii) 1.25% if excess availability is less than 33% or (b) a LIBOR-based rate plus a margin of (i) 1.75% if excess availability is greater than or equal to 75%, (ii) 2.00% if excess availability is less than 75% but greater than or equal to 33% or (iii) 2.25% if excess availability is less than 33%. The Revolving Credit Facility further provides for a letter of credit fee equal to the LIBOR-based rate plus (i) 1.75% if excess availability is greater than or equal to 75%, (ii) 2.00% if excess availability is less than 75% but greater than or equal to 33% or (iii) 2.25% if excess availability is less than 33%. The Revolving Credit Facility also contains an unused credit facility fee of 0.375% per annum and is subject to a servicing fee of $12 per year.

The Revolving Credit Facility includes a covenant which requires the Company to maintain minimum excess collateral availability of no less than the greater of (i) 10% of the then effective maximum credit and (ii) $3,000.

The Revolving Credit Facility also includes customary negative and affirmative covenants including, among others, limitations on the Company’s ability to (i) incur additional debt; (ii) create liens; (iii) make certain investments, loans and advances; (iv) sell assets; (v) pay dividends or make distributions or other restricted payments; (vi) engage in mergers or consolidations; or (vii) change the business.

Additionally, the Revolving Credit Facility is subject to payment upon the receipt of certain proceeds, including those from the sale of certain assets and is subject to an increase in the interest rate on borrowings and the letter of credit fee of 2.0% upon an event of default. Amounts under the Revolving Credit Facility may become due upon certain events of default including among others, failure to comply with the Revolving Credit Facility covenants, bankruptcy, default on certain other indebtedness or a change in control.

All obligations under the Revolving Credit Facility are secured by substantially all of the Company’s assets.

Note Payable

On December 10, 2010 the Company entered into a Loan and Security Agreement (the Note) for $250 with a governmental authority. At May 13, 2012, a portion of the Note was converted to a grant upon the Company meeting certain non-financial conditions. Of the $250 note, $200 was granted as income and $50 was paid back in full along with interest outstanding.

(4) Commitments and Contingencies

The Company leases property and equipment under non-cancelable operating leases. Certain retail store lease agreements provide for contingent rental payments if the store’s net sales exceed stated levels (percentage rents) and/or contain escalation clauses, which provide for increases in base rental for increases in future operating costs. Many of the Company’s leases provide for one or more renewal options for periods ranging from five to seven years. The Company’s operating lease agreements, including assumed extensions which are generally those that take the lease to a ten-year term, expire through 2022.

F-34	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

The Company’s minimum rental commitments under operating lease agreements, including assumed extensions, as of April 28, 2012, are as follows:

	Retail stores	Corporate office and distribution center	Total
Fiscal year:
Remaining 2012	$23,439	$1,584	$25,023
2013	33,890	2,426	36,316
2014	33,468	2,688	36,156
2015	32,877	2,953	35,830
2016	31,284	1,372	32,656
Thereafter	123,002	4,445	127,447

	$277,960	$15,468	$293,428

Rent expense, including base and contingent rent under operating leases, was $4,983 and $6,873 for the thirteen weeks ended April 30, 2011 and April 28, 2012, respectively. Contingent rents were $99 and $110 for the thirteen weeks ended April 30, 2011 and April 28, 2012, respectively.

The Company has employment agreements with certain key employees that provide for, among other things, salary, bonus, severance, and change-in-control provisions. The severance and change of control provisions under these agreements provide for additional payments upon employee separation of up to approximately $3,400.

From time to time, the Company is involved in certain legal actions arising in the ordinary course of business. In management’s opinion, the outcome of such actions will not have a material adverse effect on the Company’s financial condition or results of operations.

The Company has other purchase commitments of $600 as of April 28, 2012, consisting primarily of inventory purchase orders.

(5) Shareholders’ Equity

Preferred Stock

As of April 28, 2012, the Company had outstanding 89,291,773 shares of Series A 8% Convertible Preferred Stock, which are entitled to receive cumulative dividends of 8% of its original issue price of $2.17 per share per year compounded annually and payable in cash when and if declared by the Company’s board of directors; however, the Company shall not pay, unless otherwise consented to by the holders of Series A 8% Convertible Preferred Stock, any dividends on common stock unless an equal amount of dividends per share (on an as converted basis) is simultaneously paid to the holders of the Series A 8% Convertible Preferred Stock. Cumulative dividends in arrears as of April 28, 2012 were $24,588 ($0.28 per share).

In the event of any liquidation, dissolution, or winding up of the Company, as defined, or deemed liquidation event, as defined, the holders of the Series A 8% Convertible Preferred Stock will be entitled to

F-35	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

receive the greater of the original issue price of $2.17 per share plus any accrued and unpaid dividends, or the amount that would have been paid if the Series A 8% Convertible Preferred Stock was converted to common stock, before any payment is made to the common shareholders. The Series A 8% Convertible Preferred Stock is presented outside of shareholders’ equity (deficit) since its redemption under certain circumstances is beyond the control of the Company’s management.

Common Stock

In March 2012, options to purchase 5,839,946 shares of common stock granted during Fiscal 2010, including options to purchase 2,919,973 shares that were subject to time-based and performance based vesting, were cancelled and an equal number of restricted shares were granted. One-third of the shares vested in March 2012 and the remaining two-thirds vest in equal installments on the first and second anniversary of the grant.

In connection with the cancellation and grant, total compensation expense of $17,400 including $5,300 on the date of the modification and the remainder on a straight-line basis over the two-year vesting period.

In March 2012, we granted warrants to purchase 32,500 shares of common stock at an exercise price of $3.88 per share to professional service providers. During the thirteen weeks ended April 28, 2012 66,500 warrants were exercised. No warrants remain outstanding at April 28, 2012.

Dividends

On May 15, 2012, the Company declared and subsequently paid on May 16, 2012 a dividend of $0.70 per share on shares of common stock (including restricted shares) and Series A 8% Convertible Preferred Stock totaling $99,451.

(6) Common Stock Options

Effective July 26, 2002, the Company adopted the 2002 Equity Incentive Plan (the Plan) pursuant to which the Company’s board of directors may grant stock options and restricted shares to officers, directors, key employees, and professional service providers. The Plan, as amended as of October 13, 2010, increases the number of shares available for issuance under the Plan to 13,632,159 shares of authorized but unissued common stock. All stock options have a term not greater than 10 years. Stock options vest and become exercisable in whole or in part, in accordance with vesting conditions set by the Company’s board of directors. Options granted to date generally vest over four years from the date of grant.

On August 25, 2010, the Company’s board of directors agreed to allow option holders, as of that date, to exercise, during a twenty day offer period, all options issued and outstanding under the Plan, regardless if those options were vested and exercisable (Vested Options) or were not currently vested and exercisable (Unvested Options).

On October 13, 2010, the holders of the stock options exercised all of their outstanding Vested and Unvested Options to purchase shares of the Company’s common stock. The Unvested Options were exercised for restricted shares of common stock that have the same vesting schedule as the Unvested Options that were exercised for those shares. The restricted shares are subject to repurchase by the Company should the option holder’s employment be terminated prior to the vesting at a purchase price equal to the lesser of: (i) the exercise price paid for the restricted shares, and (ii) the fair market value of the restricted shares at the time of repurchase. For accounting purposes, as the shares remain subject to their original vesting provisions, the early exercises are

F-36	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

being recorded as if the original options remain outstanding until the respective shares vest. Exercise proceeds received prior to the shares vesting are recorded as a deposit liability in other accrued expenses on the accompanying balance sheets. As of April 28, 2012, $613 was recorded as a deposit liability.

The following table summarizes the activity related to the restricted shares of common stock:

	Number of shares	Deposit liability
Unvested, January 28, 2012	410,195	$1,131
Vested	(159,255)	(498)
Repurchases upon employee termination	(9,562)	(20)

Unvested, April 28, 2012	241,378	$613

Stock option activity under the Plan was as follows:

	Shares available for grant	Options outstanding	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 28, 2012	2,624,876	7,595,246	2.24	9.0
Granted	(1,152,000)	1,152,000	3.87
Forfeited	10,502	(10,500)	3.88
Cancelled	5,839,946	(5,839,946)	2.18
Exercised	—	—	—

Balance at April 28, 2012	7,323,324	2,896,800	2.99	9.5

Exercisable at April 28, 2012		—

The fair value of each option award granted to employees, including outside directors, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Thirteen Weeks Ended
	April 30, 2011	April 28, 2012
Expected volatility	50.0%	50.0%
Risk-free interest rate	2.9%	1.5%
Expected life of options	7.0 years	7.0 years
Expected dividend yield	—	—

The Company uses the simplified method to estimate the expected term of the option. Expected volatility is based upon historical volatility analysis of public company peers, and the risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The per-share weighted average grant-date fair value of stock options granted to employees, including outside directors, at April 30, 2011 and April 28, 2012 was $1.00 and $1.51 respectively.

As of April 28, 2012, there was $3,943 of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average vesting period of 3.58 years.

F-37	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

(7) Income Taxes

The following table summarizes the Company’s income tax expense (benefit) and effective tax rates for the thirteen weeks ended April 30, 2011 and April 28, 2012:

	Thirteen Weeks Ended
	April 30, 2011	April 28, 2012
Income (loss) before income taxes	1,664	(1,928)
Income tax expense (benefit)	665	(771)
Effective tax rate	40.0%	40.0%

The effective tax rates for the thirteen weeks ended April 30, 2011 and April 28, 2012 were based on the Company’s forecasted annualized effective tax rates, adjusted for discrete items that occurred within the periods presented.

For the thirteen weeks ended April 30, 2011 and April 28, 2012, total income taxes paid were $261 and $8,870, respectively.

The Company had no material accrual for uncertain tax positions or interest or penalties related to income taxes on the Company’s balance sheets at April 30, 2011, January 28, 2012 or April 28, 2012, and has not recognized any material uncertain tax positions or interest and/or penalties related to income taxes in the statement of operations for the thirteen weeks ended April 30, 2011 or April 28, 2012.

The Company files a federal income tax return as well as state tax returns. The Company’s U.S. federal income tax returns for the years ended January 30, 2010 and thereafter remain subject to examination by the U.S. Internal Revenue Service (IRS). State returns are filed in various state jurisdictions, as appropriate, with varying statutes of limitation and remain subject to examination.

(8) Related-Party Transactions

During the thirteen weeks ended April 30, 2011 and April 28, 2012, the Company incurred fees of $96 and $271, respectively, related to services provided by certain shareholders and professional service firms for which certain shareholders are partners.

F-38	(Continued)

FIVE BELOW, INC.

Notes to Financial Statements

(Unaudited)

(in thousands, except store, share, per share and price data)

(9) Subsequent Events

In addition to subsequent events included in notes 3, 4 and 5, we note the following.

From April 29, 2012 to May 23, 2012, the Company committed to 4 new store leases that were not included in the Company’s minimum rental commitments table in note 4. Minimum rental commitments under these leases are as follows:

Retail stores
Fiscal year:
Remaining 2012	$339
2013	837
2014	837
2015	837
2016	837
Thereafter	5,110

$8,797

On May 23, 2012, the Company’s board of directors, in accordance with the Company’s plan documents, approved an equitable adjustment to all options outstanding at the date of the Company’s dividend declaration to reflect the dividend value received by the Company’s common and preferred shareholders. The exercise price of each outstanding option was reduced by $0.70. The Company does not expect this adjustment to impact our results of operations.

The Company has evaluated subsequent events from the balance sheet date through May 23, 2012, the date at which the financial statements were available to be issued, and determined there are no other items requiring disclosure.

F-39

everything
$1 to $5
five BELOW
HARIBO
DINOSAURS
"i just discovered five below...
and it's amazing..."
franklin
GRIP-RITE
FUNKY FINGERS
"OMG,
i love funky fingers
with a passion!"
THIS IS
HOW I ROLL
facebook.com/fivebelow
@fivebelow
* real quotes from real people on our facebook and twitter page.

             Shares

Five Below, Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

Barclays

Jefferies

Credit Suisse

Deutsche Bank Securities

UBS Investment Bank

Wells Fargo Securities

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except the SEC registration fee, the FINRA filing fee and The NASDAQ Global Select Market listing fee.

Amount to be Paid
SEC registration fee	$17,190
FINRA filing fee	15,500
The NASDAQ Global Select Market listing fee		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*

Total	$4,000,000

*	To be updated by amendment.

Item 14. Indemnification of Officers and Directors.

Sections 1741 through 1750 of Subchapter D, Chapter 17, of the PBCL, contain provisions for mandatory and discretionary indemnification of a corporation’s directors, officers and other personnel, and related matters.

Under Section 1741 of the PBCL, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative (other than derivative or corporate actions), to which any such officer or director is a party or is threatened to be made a party by reason of such officer or director being a representative of the corporation or serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, so long as the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, such officer or director had no reasonable cause to believe his conduct was unlawful.

Section 1742 of the PBCL permits indemnification in derivative and corporate actions if the director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except in respect of any claim, issue or matter as to which the officer or director has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the officer or director is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

Under Section 1743 of the PBCL, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 or 1742 of the PBCL.

Section 1744 of the PBCL provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 of the PBCL shall be made by the corporation only as authorized in the specific case upon a determination that the officer or director met the applicable standard of conduct, and such determination must be made by (i) the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding, (ii) if a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the shareholders.

Section 1745 of the PBCL provides that expenses (including attorneys’ fees) incurred by a director or officer in defending any action or proceeding referred to in Subchapter D of Chapter 17 of the PBCL may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. Except as otherwise provided in the corporation’s bylaws, the PBCL provides that advancement of expenses must be authorized by the board of directors.

Section 1746 of the PBCL provides generally that the indemnification and advancement of expenses provided by Subchapter D of Chapter 17 of the PBCL shall not be deemed exclusive of any other rights to which an officer or director seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office. In no event may indemnification be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

Section 1747 of the PBCL grants a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him in his capacity as officer or director, whether or not the corporation would have the power to indemnify him against that liability under Subchapter D of Chapter 17 of the PBCL.

Sections 1748 and 1749 of the PBCL extend the indemnification and advancement of expenses provisions contained in Subchapter D of Chapter 17 of the PBCL to successor corporations in fundamental changes and to officers and directors serving as fiduciaries of employee benefit plans.

Section 1750 of the PBCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter D of Chapter 17 of the PBCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer shall inure to the benefit of the heirs and personal representatives of such person.

The goal of the aforementioned provisions of the PBCL and those of our amended bylaws, described below, is to limit the monetary liability of our officers and directors to us and to our shareholders and provide for indemnification of our officers and directors for liabilities and expenses that they may incur in such capacities.

Our third amended bylaws provide that we may indemnify our directors and officers for monetary damages for any action taken or failure to take any action, unless:

•	such director or officer has breached or failed to perform the duties of his or her office under the PBCL, our amended bylaws or our amended and restated articles of incorporation; and

•	the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

In addition, our amended bylaws provide that we shall indemnify our directors and officers for expenses, attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she has acted in good faith and in a manner he or she believed to be in our best interest, or in the case of a criminal proceeding, that he or she had no reasonable cause to believe his or her conduct was unlawful. Such indemnification as to expenses, including attorneys’ fees, is mandatory to the extent the individual is successful on the merits or otherwise in defense of the matter or in defense of any claim, issue or matter therein. Our amended bylaws provide, however, in the case of an action or suit by or in the right of the Company, that we will not indemnify a director or officer with respect to a matter in which such person has been adjudged to be liable in the performance of his or her duties to us, unless a court of common pleas determines that such person is fairly and reasonably entitled to indemnification. Our amended bylaws also provide that we may advance expenses to any director or officer upon our receipt of an undertaking by the director or officer to repay those amounts if it is finally determined that he or she is not entitled to indemnification.

We maintain directors’ and officers’ liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts and for violations with respect to the Securities Act.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers to provide indemnification to our directors and executive officers under certain circumstances for acts or omissions that may not be covered by directors’ and officers’ liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under the PBCL.

At present, there is no pending litigation or proceeding involving one or more of our directors or executive officers regarding which indemnification is sought.

The form of underwriting agreement attached hereto as Exhibit 1.1 provides for indemnification by the underwriters named in this registration statement of our executive officers, directors and us, and by us of the underwriters named in this registration statement, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing for inclusion in this registration statement.

Item 15. Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, we issued unregistered securities in the following transactions. None of these transactions involved underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act, as described below.

(a)	Issuances of Common Stock

•

On October 13, 2010, we issued 2,449,080 shares of common stock to 84 holders in exchange for and in exercise of all issued and outstanding compensatory warrants and all vested options to purchase our common stock in connection with the 2010 Transaction on a one-for-one basis, offsetting the strike price for each holder. In addition, we issued 940,811 shares of common stock to 79 holders, in amounts equal to the unvested portion of such holder’s options. Also, on October 13, 2010, we issued 17,933,539 shares of common stock to 30 shareholders in connection with the conversion of 6,173,030 shares and 8,006,984 shares of Series A and Series A-1 redeemable convertible preferred stock, respectively, held by such shareholders. On October 14, 2010 we issued 3,530,989 shares to 30 shareholders in exchange for all remaining then-outstanding common stock warrants.

•	On November 22, 2011, we issued 460,257 shares of common stock to an incoming director at a price of $2.41 a share and a total purchase price of approximately $1.1 million.

•

On November 29, 2011, we issued 15,000 shares of common stock to a consultant in connection with the exercise of warrants issued to him as compensation for services he provided to the Company. The exercise price was $2.18 per share and resulted in aggregate cash proceeds to the Company equal to $32,700.

•

On February 23, 2012, we issued 29,000 shares of common stock to a consultant in connection with the exercise of warrants issued to him as compensation for services he provided to the Company. The exercise price was $2.18 and resulted in aggregate cash proceeds to the Company equal to $63,220.

•	On March 22, 2012, we issued a total of 5,839,946 shares of restricted common stock to the Founders in exchange for the cancellation for each Founder’s option agreement, on a one-for-one basis.

•

On March 29, 2012, we issued 7,500 shares of common stock to one of our consultants in connection with the exercise of warrants issued to him as compensation for services provided to the Company. The exercise price was $3.88 and resulted in aggregate cash proceeds to the Company equal to $29,100.

•

On April 9, 2012, we issued 20,000 shares of common stock to one of our consultants in connection with the exercise of warrants issued to him as compensation for services provided to the Company. The exercise price was $3.88 for the remaining shares and resulted in aggregate cash proceeds to the Company equal to $77,600.

•

On April 13, 2012, we issued 10,000 shares of common stock to one of our consultants in connection with the exercise of warrants issued to him as compensation for services provided to the Company. The exercise price was $2.18 for half of the shares and $3.88 for the remaining shares and resulted in aggregate cash proceeds to the Company equal to $30,300.

(b)	Issuances of Preferred Stock

•

On October 14, 2010, the Company issued 89,291,773 shares of Series A 8% convertible preferred stock, at a per share price of approximately $2.17, for gross cash proceeds of $194.0 million, to funds managed by Advent and to Sargent Family Investments, LLC, a limited liability company controlled by one of our directors.

(c)	Issuances of Warrants to Purchase Common Stock

•	On February 26, 2009, we issued warrants to purchase a total of 40,000 shares of common stock at an exercise price of $1.70 per share to four service providers to the Company.

•	On May 22, 2009, we issued a warrant to purchase 5,000 shares of common stock at an exercise price of $1.70 per share to a service provider to the Company.

•	On May 27, 2010, we issued warrants to purchase 80,000 shares of common stock at an exercise price of $3.96 per share to six service providers to the Company.

•	On February 22, 2011, we issued warrants to purchase 40,000 shares of common stock at an exercise price of $2.18 per share to three service providers to the Company.

•	On May 25, 2011, we issued a warrant to purchase 9,000 shares of common stock at an exercise price of $2.18 per share to a service provider to the Company.

•	On March 1, 2012, we issued warrants to purchase 32,500 shares of common stock at an exercise price of $3.88 per share to three service providers to the Company.

(d)	Stock Option Grants

•	On February 26, 2009, we granted stock options to purchase a total of 25,000 shares of common stock at an exercise price of $1.20 per share to two employees pursuant to our equity incentive plan.

•	On May 22, 2009, we granted stock options to purchase a total of 263,500 shares of common stock at an exercise price of $1.20 per share to 33 employees pursuant to our equity incentive plan.

•	On November 19, 2009, we granted stock options to purchase a total of 62,500 shares of common stock at an exercise price of $1.20 per share to 14 employees pursuant to our equity incentive plan.

•

On May 27, 2010, we granted stock options to purchase a total of 342,500 shares of common stock at an exercise price of $3.96 per share to 51 employees and one director pursuant to our equity incentive plan.

•

On June 30, 2010, we granted stock options to purchase a total of 500,000 shares of common stock at an exercise price of $3.96 per share to two employees, both of whom were also directors, pursuant to our equity incentive plan.

•

On October 14, 2010, we granted stock options to purchase a total of 5,839,946 shares of common stock at an exercise price of $2.18 per share to two employees, both of whom were also directors, pursuant to our equity incentive plan.

•	On November 23, 2010, we granted stock options to purchase a total of 334,000 shares of common stock at an exercise price of $2.18 per share to 21 employees pursuant to our equity incentive plan.

•	On February 22, 2011, we granted stock options to purchase a total of 75,000 shares of common stock at an exercise price of $2.18 per share to nine employees pursuant to our equity incentive plan.

•	On May 25, 2011, we granted stock options to purchase a total of 434,250 shares of common stock at an exercise price of $2.18 per share to 81 employees pursuant to our equity incentive plan.

•	On September 1, 2011, we granted stock options to purchase a total of 102,750 shares of common stock at an exercise price of $2.41 per share to 28 employees pursuant to our equity incentive plan.

•	On October 18, 2011, we granted stock options to purchase a total of 781,800 shares of common stock at an exercise price of $2.41 per share to 120 employees pursuant to our equity incentive plan.

•	On November 22, 2011, we granted stock options to purchase a total of 373,000 shares of common stock at an exercise price of $2.82 per share to seven employees pursuant to our equity incentive plan.

•	On March 1, 2012, we granted stock options to purchase a total of 911,000 shares of common stock at an exercise price of $3.88 per share to 145 employees pursuant to our equity incentive plan.

•	On March 30, 2012, we granted stock options to purchase a total of 231,000 shares of common stock at an exercise price of $3.88 per share to 12 employees pursuant to our equity incentive plan.

•	On May 23, 2012, we granted stock options to purchase a total of 5,000 shares at an exercise price dependent on the pricing of this offering to an employee pursuant to our equity incentive plan.

The conversions of preferred stock and exchanges of warrants described in paragraph (a) above were exempt securities transactions pursuant to Section 3(a)(9) of the Securities Act. Each of the recipients of securities in these transactions had or were given adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraph (b) were exempt from registration under the Securities Act under Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of these securities were accredited investors within the meaning of Rule 501 of Regulation D of the Securities Act, who were acquiring the applicable securities for investment and not distribution. Each recipient represented that they could bear the risks of the investment.

The issuances of the securities described in paragraphs (a), (c) and (d) were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of such options were our employees or directors, who received the securities under our equity incentive plan and the recipients of such warrants were service providers to the Company. Each recipient of securities in these transactions had adequate access, through employment or business relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Second Amended and Restated Articles of Incorporation of Five Below, Inc., as currently in effect

3.2	Third Amended and Restated Certificate of Designations, Preferences, Limitations and Special Rights of the Series A 8% Convertible Preferred Stock of Five Below, Inc., as currently in effect

3.3†	Second Amended Bylaws of Five Below, Inc., as amended, as currently in effect(1)

3.4*	Third Amended and Restated Articles of Incorporation of Five Below, Inc., to be in effect upon the closing of this offering

3.5*	Third Amended Bylaws, to be in effect upon the closing of this offering

4.1*	Form of Specimen Stock Certificate

5.1*	Opinion of Pepper Hamilton LLP

10.1†

Investment Agreement, dated September 1, 2010, by and among Five Below, Inc., the Founders signatory thereto, the Significant Common Shareholders signatory thereto and the Purchasers signatory thereto(1)

10.2†	Amendment No. 1 to the Investment Agreement, dated October 14, 2010, by and among Five Below, Inc., the Purchasers signatory to the Investment Agreement and Sargent Family Investment, LLC(1)

10.3†

Amended and Restated Investor Rights Agreement, dated September 1, 2010, by and among Five Below, Inc., the Significant Common Shareholders signatory thereto, the Series A Preferred Shareholders signatory thereto and the Other Holders party thereto and any other Persons signatory thereto from time to time(1)

10.4†	First Amendment to Amended and Restated Investor Rights Agreement, dated October 14, 2010, by Five Below, Inc.(1)

10.5

Second Amendment to Amended and Restated Investor Rights Agreement, dated May 23, 2012, by and among Five Below, Inc., the Significant Common Shareholders signatory thereto and the Series A Preferred Shareholders signatory thereto

10.6†

Second Amended and Restated Shareholders Agreement, dated September 1, 2010, by and among Five Below, Inc. and the Shareholders party thereto and any other Persons signatory thereto from time to time(1)

10.7†	First Amendment to Second Amended and Restated Shareholders Agreement, dated October 14, 2010, by Five Below, Inc.(1)

10.8†	Second Amendment to Second Amended and Restated Shareholders Agreement, dated November 22, 2011, by and among Five Below, Inc. and the Consenting Shareholders signatory thereto(1)

10.9

Third Amendment to Second Amended and Restated Shareholders Agreement, dated May 23, 2012, by and among Five Below, Inc. and the Shareholders party thereto and any other Persons signatory thereto from time to time

10.10†	Five Below, Inc. Equity Incentive Plan(1)

10.11†	Amendment 2010-1 to the Five Below, Inc. Equity Incentive Plan(1)

10.12†	Form of Non-Qualified Stock Option Agreement (Employees)(1)

10.13†	Form of Non-Qualified Stock Option Agreement (Executives)(1)

10.14†	Form of Award Agreement for Restricted Shares under the Five Below, Inc. Equity Incentive Plan(1)

Exhibit Number	Description

10.15*	Five Below, Inc. Amended and Restated Equity Incentive Plan

10.16*	Five Below, Inc. Performance Bonus Plan

10.17	Form of Director and Officer Indemnification Agreement

10.18†	Letter Employment Agreement, dated October 14, 2010, by and between David Schlessinger and Five Below, Inc.(1)

10.19†	Amendment to Employment Agreement, dated September 28, 2011, by and between David Schlessinger and Five Below, Inc.(1)

10.20†	Letter Employment Agreement, dated October 14, 2010, by and between Thomas Vellios and Five Below, Inc.(1)

10.21†	Amendment to Employment Agreement, dated September 28, 2011, by and between Thomas Vellios and Five Below, Inc.(1)

10.22†	Letter Employment Agreement, dated April 16, 2012, by and between Kenneth R. Bull and Five Below, Inc.(1)

10.23†	Non-Qualified Stock Option Agreement, dated October 14, 2010, by and between David Schlessinger and Five Below, Inc.(1)

10.24†	Non-Qualified Stock Option Agreement, dated October 14, 2010, by and between Thomas Vellios and Five Below, Inc.(1)

10.25†	Option Cancellation Agreement, dated March 22, 2012, by and between David Schlessinger and Five Below, Inc.(1)

10.26†	Option Cancellation Agreement, dated March 22, 2012, by and between Thomas Vellios and Five Below, Inc.(1)

10.27	Lease Agreement, dated April 1, 2007, by and between Twin Spans Business Park, LLC and Five Below, Inc., as amended

10.28

Credit Agreement, dated as of May 16, 2012, among Five Below, Inc. and the Lenders Party thereto, and Goldman Sachs Bank USA, Barclays Bank PLC and Jefferies Finance, LLC, collectively as lead arrangers and lead bookrunners and, individually, as administrative agent and collateral agent, syndication agent, and documentation agent, respectively, and Credit Suisse AG, Cayman Islands Branch, Deutsche Bank Trust Company Americas, UBS Securities LLC and Wells Fargo Bank, National Association, as arrangers and bookrunners

10.29	Security Agreement, dated as of May 16, 2012, among Five Below, Inc. and Goldman Sachs Bank USA

10.30	Second Amended and Restated Loan and Security Agreement, dated May 16, 2012, by and between Five Below, Inc. and Wells Fargo Bank, National Association.

10.31	Lien Subordination and Intercreditor Agreement, dated as May 16, 2012, among Wells Fargo, National Association, Goldman Sachs Bank USA and Five Below, Inc.

10.32	Five Below, Inc. Compensation Policy for Non-Employee Directors

23.1	Consent of KPMG LLP

23.2*	Consent of Pepper Hamilton LLP (to be included in the opinion filed as Exhibit 5.1 hereto)

24.1†	Power of Attorney (included on the signature page of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)(1)

*	To be filed by amendment.
†	Previously filed.
(1)	Previously filed as an exhibit to the registrant’s Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

(i) that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(A) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(B) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(C) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(D) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby further undertakes that:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania, on the 23rd day of May, 2012.

FIVE BELOW, INC.

By:	/s/ David Schlessinger
Name: David Schlessinger
Title: Executive Chairman

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David Schlessinger David Schlessinger	Executive Chairman	May 23, 2012

* Thomas Vellios	President, Chief Executive Officer and Director (Principal Executive Officer)	May 23, 2012

* Kenneth R. Bull	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 23, 2012

* Steven Collins	Director	May 23, 2012

* Andrew Crawford	Director	May 23, 2012

* David Mussafer	Director	May 23, 2012

* Howard Ross	Director	May 23, 2012

* Thomas Ryan	Director	May 23, 2012

* Ronald Sargent	Director	May 23, 2012

*	/s/ David Schlessinger
	Name:	David Schlessinger
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Second Amended and Restated Articles of Incorporation of Five Below, Inc., as currently in effect

3.2	Third Amended and Restated Certificate of Designations, Preferences, Limitations and Special Rights of the Series A 8% Convertible Preferred Stock of Five Below, Inc., as currently in effect

3.3†	Second Amended Bylaws of Five Below, Inc., as amended, as currently in effect(1)

3.4*	Third Amended and Restated Articles of Incorporation of Five Below, Inc., to be in effect upon the closing of this offering

3.5*	Third Amended Bylaws, to be in effect upon the closing of this offering

4.1*	Form of Specimen Stock Certificate

5.1*	Opinion of Pepper Hamilton LLP

10.1†

Investment Agreement, dated September 1, 2010, by and among Five Below, Inc., the Founders signatory thereto, the Significant Common Shareholders signatory thereto and the Purchasers signatory thereto(1)

10.2†	Amendment No. 1 to the Investment Agreement, dated October 14, 2010, by and among Five Below, Inc., the Purchasers signatory to the Investment Agreement and Sargent Family Investment, LLC(1)

10.3†

Amended and Restated Investor Rights Agreement, dated September 1, 2010, by and among Five Below, Inc., the Significant Common Shareholders signatory thereto, the Series A Preferred Shareholders signatory thereto and the Other Holders party thereto and any other Persons signatory thereto from time to time(1)

10.4†	First Amendment to Amended and Restated Investor Rights Agreement, dated October 14, 2010, by Five Below, Inc.(1)

10.5

Second Amendment to Amended and Restated Investor Rights Agreement, dated May 23, 2012, by and among Five Below, Inc., the Significant Common Shareholders signatory thereto and the Series A Preferred Shareholders signatory thereto

10.6†

Second Amended and Restated Shareholders Agreement, dated September 1, 2010, by and among Five Below, Inc. and the Shareholders party thereto and any other Persons signatory thereto from time to time(1)

10.7†	First Amendment to Second Amended and Restated Shareholders Agreement, dated October 14, 2010, by Five Below, Inc.(1)

10.8†	Second Amendment to Second Amended and Restated Shareholders Agreement, dated November 22, 2011, by and among Five Below, Inc. and the Consenting Shareholders signatory thereto(1)

10.9

Third Amendment to Second Amended and Restated Shareholders Agreement, dated May 23, 2012, by and among Five Below, Inc. and the Shareholders party thereto and any other Persons signatory thereto from time to time

10.10†	Five Below, Inc. Equity Incentive Plan(1)

10.11†	Amendment 2010-1 to the Five Below, Inc. Equity Incentive Plan(1)

10.12†	Form of Non-Qualified Stock Option Agreement (Employees)(1)

10.13†	Form of Non-Qualified Stock Option Agreement (Executives)(1)

10.14†	Form of Award Agreement for Restricted Shares under the Five Below, Inc. Equity Incentive Plan(1)

10.15*	Five Below, Inc. Amended and Restated Equity Incentive Plan

10.16*	Five Below, Inc. Performance Bonus Plan

10.17	Form of Director and Officer Indemnification Agreement

Exhibit Number	Description

10.18†	Letter Employment Agreement, dated October 14, 2010, by and between David Schlessinger and Five Below, Inc.(1)

10.19†	Amendment to Employment Agreement, dated September 28, 2011, by and between David Schlessinger and Five Below, Inc.(1)

10.20†	Letter Employment Agreement, dated October 14, 2010, by and between Thomas Vellios and Five Below, Inc.(1)

10.21†	Amendment to Employment Agreement, dated September 28, 2011, by and between Thomas Vellios and Five Below, Inc.(1)

10.22†	Letter Employment Agreement, dated April 16, 2012, by and between Kenneth R. Bull and Five Below, Inc.(1)

10.23†	Non-Qualified Stock Option Agreement, dated October 14, 2010, by and between David Schlessinger and Five Below, Inc.(1)

10.24†	Non-Qualified Stock Option Agreement, dated October 14, 2010, by and between Thomas Vellios and Five Below, Inc.(1)

10.25†	Option Cancellation Agreement, dated March 22, 2012, by and between David Schlessinger and Five Below, Inc.(1)

10.26†	Option Cancellation Agreement, dated March 22, 2012, by and between Thomas Vellios and Five Below, Inc.(1)

10.27	Lease Agreement, dated April 1, 2007, by and between Twin Spans Business Park, LLC and Five Below, Inc., as amended

10.28

Credit Agreement, dated as of May 16, 2012, among Five Below, Inc. and the Lenders Party thereto, and Goldman Sachs Bank USA, Barclays Bank PLC and Jefferies Finance, LLC, collectively as lead arrangers and lead bookrunners and, individually, as administrative agent and collateral agent, syndication agent, and documentation agent, respectively, and Credit Suisse AG, Cayman Islands Branch, Deutsche Bank Trust Company Americas, UBS Securities LLC and Wells Fargo Bank, National Association, as arrangers and bookrunners

10.29	Security Agreement, dated as of May 16, 2012, among Five Below, Inc. and Goldman Sachs Bank USA

10.30	Second Amended and Restated Loan and Security Agreement, dated May 16, 2012, by and between Five Below, Inc. and Wells Fargo Bank, National Association.

10.31	Lien Subordination and Intercreditor Agreement, dated as May 16, 2012, among Wells Fargo, National Association, Goldman Sachs Bank USA and Five Below, Inc.

10.32	Five Below, Inc. Compensation Policy for Non-Employee Directors

23.1	Consent of KPMG LLP

23.2*	Consent of Pepper Hamilton LLP (to be included in the opinion filed as Exhibit 5.1 hereto)

24.1†	Power of Attorney (included on the signature page of the Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012)(1)

*	To be filed by amendment.
†	Previously filed.
(1)	Previously filed as an exhibit to the registrant’s Registration Statement on Form S-1 (File No. 333-180780) filed with the Commission on April 18, 2012.